# Notice of 2018 Annual Meeting of Stockholders and Proxy Statement



 mastercard.

April 27, 2018

Dear Fellow Stockholder:

We are pleased to invite you to the 2018 Annual Meeting of Stockholders of Mastercard Incorporated, which will be held on Tuesday, June 26, 2018 at 8:30 a.m. (Eastern time) at the Mastercard Incorporated headquarters, 2000 Purchase Street, Purchase, NY. A notice of the meeting and a proxy statement containing information about the matters to be acted upon are attached to this letter.

Our slate of director nominees includes two individuals being considered by the stockholders for the first time – Richard K. Davis and Choon Phong Goh. You will read about the skills and qualifications that make each of them a strong addition to our Board in the attached proxy statement.

Your vote is important to us. While we recognize that many of you may not be able to attend the meeting or may choose not to do so, we invite you to attend the meeting and exercise your right to vote your shares in person. This year, you also have the opportunity to listen to the meeting as it occurs using a link we will post in the Investor Relations section of our website (www.mastercard.com/investor). Whether or not you plan to attend, please promptly vote your shares by submitting your proxy by telephone or Internet or by completing, signing, dating and returning your proxy card or voting instruction form.

We encourage you to visit the "Investor Relations" section of our website (www.mastercard.com/investor) where we have posted a letter to stockholders that provides an in-depth look at our strategy and our commitment to financial inclusion.

Thank you for being a stockholder and for the trust you have placed in Mastercard.

Very truly yours,

Richard Haythornthwaite

Chairman of the Board

Ajay Banga

President and Chief Executive Officer



 mastercard.

# Mastercard Incorporated
# Notice of 2018 Annual Meeting
# of Stockholders

| | | |
|---|---|---|
| **When** | | Tuesday, June 26, 2018 at 8:30 a.m. (Eastern time) |
| **Where** | | Mastercard Incorporated<br>2000 Purchase Street<br>Purchase, New York |
| **Items of Business** | Proposal 1 | Election of the 14 nominees named in the proxy statement to serve on Mastercard's Board of Directors |
| | Proposal 2 | Advisory approval of Mastercard's executive compensation |
| | Proposal 3 | Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Mastercard for 2018 |
| | | Any other business which may properly come before the 2018 annual meeting or any adjournment or postponement |
| **Attending the Annual Meeting** | | You will be asked to provide photo identification and appropriate proof of ownership to attend the meeting. You can find more information under "About the Annual Meeting and Voting" on pg 85 in the attached proxy statement |
| **Who Can Vote** | | Holders of Mastercard's Class A common stock at the close of business on April 27, 2018 |
| **Audio Webcast** | | You can listen to a live audio webcast of our annual meeting of stockholders by visiting the Investor Relations page of our website (www.mastercard.com/investor) beginning at 8:30 a.m. (Eastern time) on June 26, 2018 |
| **Date of Mailing** | | We will begin mailing the Notice of Internet Availability of Proxy Materials on or about April 27, 2018 |

## How to Vote in Advance

**Your vote is important. Please vote as soon as possible by one of the methods shown below. Be sure to have your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials in hand and follow the below instructions:**



**By telephone** – You can vote your shares by calling 800.690.6903 toll-free



**By Internet** – You can vote your shares online at www.proxyvote.com



**By mail** – Complete, sign, date and return your proxy card or voting instruction form in the postage-paid envelope provided

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS**

Mastercard Incorporated's Proxy Statement and 2017 Annual Report are available at www.proxyvote.com.

Unless you or your representative attend Mastercard's 2018 annual meeting of stockholders (the "Annual Meeting") in person, Mastercard must receive your vote either by telephone, Internet, proxy card or voting instruction form by 11:59 p.m. (Eastern time) on June 25, 2018 for your vote to be counted. Telephone and Internet voting facilities will close at that time.

Voting by telephone or Internet or by returning your proxy card or voting instruction form in advance of the Annual Meeting does not deprive you of your right to attend the Annual Meeting.

By Order of the Board of Directors

*Janet McGinness*

Janet McGinness

*Corporate Secretary*

Purchase, New York

April 27, 2018

# Mastercard Incorporated Proxy Statement

## Table of Contents

# Proxy Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider.  You should read the entire proxy statement carefully before voting.

## Our Annual Meeting

| Date and Time | Record Date | Place | Who Can Vote |
|---|---|---|---|
| June 26, 2018<br>8:30 a.m. Eastern time | April 27, 2018 | Mastercard Incorporated<br>2000 Purchase Street, Purchase, New York | Holders of our Class A common stock (our only voting class) are entitled to vote on all matters |

| ITEM | PROPOSALS | BOARD VOTE RECOMMENDATIONS | PAGE # |
|---|---|---|---|
| 1 | **Election of 14 directors** | ✓ **FOR each director nominee** | 10 |
| 2 | **Advisory approval of Mastercard's executive compensation** | ✓ **FOR** | 76 |
| 3 | **Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Mastercard for 2018** | ✓ **FOR** | 77 |

## Our Board Nominees



**OUR BOARD RECOMMENDS YOU VOTE "FOR" EACH DIRECTOR NOMINEE**

| NAME | AGE | DIRECTOR SINCE | PRIMARY OCCUPATION | COMMITTEE MEMBERSHIP AUDIT | HRCC | NCG |
|---|---|---|---|---|---|---|
| Richard Haythornthwaite ● | 61 | 2006 | Non-Executive Chairman, Centrica PLC | ● | | ● |
| Ajay Banga | 58 | 2010 | President and Chief Executive Officer, Mastercard Incorporated | | | |
| Silvio Barzi | 70 | 2008 | Former Senior Advisor and Executive Officer, UniCredit Group | ● | ● | |
| David R. Carlucci | 64 | 2006 | Former Chairman and Chief Executive Officer, IMS Health Incorporated | ● | | ● |
| Richard K. Davis | 60 | Nominee | Former Executive Chairman, U.S. Bancorp | | | |
| Steven J. Freiberg ▣ | 61 | 2006 | Senior Advisor, The Boston Consulting Group | ✦ | ● | |
| Julius Genachowski | 55 | 2014 | Managing Director and Partner, The Carlyle Group | | ● | |
| Choon Phong Goh | 54 | 2018 | Chief Executive Officer, Singapore Airlines Limited | | | ● |
| Merit E. Janow | 60 | 2014 | Dean, School of International and Public Affairs, Columbia University | | ● | ● |
| Nancy Karch | 70 | 2007 | Director Emeritus, McKinsey & Company | | | ✦ |
| Oki Matsumoto | 54 | 2016 | Managing Director, Chairman and Chief Executive Officer, Monex Group, Inc. | | ● | |
| Rima Qureshi | 53 | 2011 | Executive Vice President and Chief Strategy Officer, Verizon Communications Inc. | ● | | |
| José Octavio Reyes Lagunes | 66 | 2008 | Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company | | ✦ | |
| Jackson Tai ▣ | 67 | 2008 | Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank Ltd. | ● | | ● |

● Chairman of the Board    ✦ Committee Chairman    ▣ Audit Committee Financial Expert

Our Director Nominees' Experience, Tenure, Independence and Diversity

 PUBLIC COMPANY
BOARD EXPERIENCE

 GLOBAL
PERSPECTIVE

 CEO EXPERIENCE

 REGULATORY &
GOVERNMENTAL

 CONSUMER

 PAYMENTS

 FINANCIAL

 DIGITAL &
INNOVATION

 INFORMATION
SECURITY



Our director nominees have lived and worked around the world

## 93%

13 of our 14 director nominees are independent, including our Board Chairman

## 3 women

3 of our director nominees are women

### 7.1 years

Average tenure of director nominees

### 5 director nominees

Tenure of 4 years or less

### 61

Average age of director nominees

## Corporate Governance Highlights

Independent Board chairman

Annual election of all directors by majority voting

13 of 14 director nominees are independent

Frequent Board executive sessions

Annual Board and committee self-assessments

Limits on director service by age and tenure

Active Board oversight of risk and risk management

Stock ownership requirements for executive officers and guidelines for directors

Active Board engagement in managing talent and long-term succession planning for executives and directors

Political activity, privacy and data protection, and sustainability disclosures on our website

## Stockholder Engagement

Management, and where appropriate, directors engaged with our stockholders throughout the year in a variety of forums and discussed:

- Business Strategy
- Board Refreshment
- Compensation Practices

- Risk Oversight
- Sustainability
- Culture/Human Capital

## Our Performance

In 2017, Mastercard had strong financial and operational performance:



| GAAP | | NON-GAAP[2] | |
|---|---|---|---|
| **$12.5B** Net revenue | 16% YOY | **$12.5B** Net revenue | 15% YOY |
| **$3.9B** Net income[1] | (4%) YOY | **$4.9B** Net income (adjusted) | 17% YOY |
| **$3.65** Diluted EPS[1] | (1%) YOY | **$4.58** Diluted EPS (adjusted) | 21% YOY |
| Operating margin **53.0%** | | Operating margin (adjusted) **54.4%** | |

**$4.7B** in capital returned to stockholders
- **$3.8B** Repurchased shares
- **$0.9B** Dividends

**$5.6B** Cash flow from operations

**$5.2T** ↑ 10%[3]
Gross dollar volume (local currency basis) YOY

**65.3B** ↑ 17%
Switched transactions YOY

↑ 15%
Cross-border volume growth (local currency basis) YOY

[1] Net income and diluted earnings per share ("EPS") in 2017 include the impacts of the 2017 U.S. tax reform of $873 million ($0.81 per diluted share), the deconsolidation of our Venezuelan subsidiaries of $108 million after tax ($0.10 per diluted share) and a provision related to a litigation settlement with Canadian merchants of $10 million after tax ($0.01 per diluted share).

[2] Non-GAAP results (as well as the related currency-neutral growth rates) exclude Special Items (as defined in Appendix A) for the applicable years. Refer to Appendix A for reconciliations of these non-GAAP financial measures to the most direct comparable GAAP financial measures and our reasons for presenting them.

[3] Adjusted for the impact of Article 8 of the EU Interchange Fee Regulation. Refer to Appendix B for Article 8 impacts on worldwide gross dollar volume ("GDV").

Our strong performance over the years has resulted in substantial stock price appreciation.

### Comparison of Cumulative Five-Year Total Return*



**$151.36**
**Stock Price**
Dec. 29, 2017

*Increased by more than 38 times*

**$3.90**
**Stock Price at IPO**
(May 2006)

\* Assumes $100 invested in shares of Mastercard's Class A common stock and the reinvestment of dividends.

# Compensation



**OUR BOARD RECOMMENDS YOU VOTE "FOR"
OUR "SAY-ON-PAY" PROPOSAL**

**Our Core Executive Compensation Principles**

Mastercard's executive compensation program is designed to attract, motivate and retain our executives, including our named executive officers, who are critical to our long-term success.  The program is designed to align with three core principles:

Executive officer goals are linked to stockholder interests  Pay is significantly performance based  Compensation opportunities are competitive to attract and retain talented employees

**Program Design**

Our executive compensation program is designed to maximize retention and ensure that a substantial portion of our named executive officers' compensation is directly aligned with stockholders' interests:

- A substantial portion of our executives' compensation is performance based and at risk

- The program is weighted toward long-term equity awards rather than cash compensation

|  | BASE SALARY | ANNUAL INCENTIVE | PSUs | STOCK OPTIONS |
|---|---|---|---|---|
| **Primary Purpose** | Attraction and Retention | | | |
|  |  | Reward Short-Term Performance | Reward Long-Term Performance | |
|  |  |  | Align Interests with Stockholders | |
| **Recipients** | All NEOs | | | |
| **Reviewed** | Annually | | | |
| **Payment/Grant Date** | Ongoing | In February for Prior Year | March 1 | |
| **Cash/Equity** | Cash | | Equity | |
| **Performance Period** | Ongoing | 1-Year | 3-Year | Until exercised (Up to 10-year life) |
| **Competitive Level** | Established within a range around the median of market-competitive levels of target compensation for similar positions | | | |
| **Other Considerations** | Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession | | | |

**Executive Compensation Program Highlights (for an expanded list of key features, see CD&A on pg 42)**

| WE DO | WE DO NOT |
|---|---|
| ✓ Pay for performance | 🚫 Permit hedging or pledging of Mastercard stock |
| ✓ Align executive compensation with stockholder returns through long-term incentives | 🚫 Provide excise tax gross-ups for executive officers or tax gross-ups for perquisites |
| ✓ Include clawback provisions in our cash and equity incentive plans and PSU grant agreements | 🚫 Reprice options without stockholder approval |
| ✓ Set significant stock ownership requirements for Management Committee members (including NEOs) | 🚫 Provide new evergreen employment agreements |
| ✓ Mandate "double-trigger" provisions for change in control | 🚫 Provide dividend equivalents on unvested equity awards |

- Established corporate score at 130% of target for purposes of paying annual incentives to executive officers under our Senior Executive Annual Incentive Compensation Plan

- Established payment for 2015 performance stock units at 180.2%

- As part of its annual review of our compensation practices, informed by our most recent shareholder engagement, our Human Resources and Compensation Committee ("HRCC") decided to enhance some of our compensation practices and disclosures:

### Refinements to Our Programs

- Clarification of financial (formulaic component) and strategic objectives that are used to determine our bonus (see page 46)

- Disclosure of our financial (formulaic driven results) and strategic objectives (see page 47)

- HRCC adjustments to formulaic financial results limited to +10 percentage points to -20 percentage points (see page 47)

# Audit



**OUR BOARD RECOMMENDS
YOU VOTE "FOR" THE RATIFICATION OF
PRICEWATERHOUSECOOPERS LLP**

Aggregate audit and non-audit fees billed to Mastercard by PricewaterhouseCoopers LLP ("PwC") for 2017 and 2016 (in thousands):

| TYPE OF FEES | DESCRIPTION | 2017 | 2016 |
|---|---|---|---|
| **Audit Fees** | **For the annual integrated audit and the quarterly reviews of the consolidated financial statements.  Also includes the statutory audits required in certain countries or jurisdictions in which we operate** | $  7,734 | $  6,644 |
| **Audit-Related Fees** | **For assurance and audit-related services (but not included in the audit fees set forth above), including the internal controls review of selected information systems** | 783 | 836 |
| **Tax Fees** | **For tax compliance, tax advice and tax planning services** | 868 | 428 |
| **All Other Fees** | **For assessments of certain processes and accounting information research tools** | 34 | 17 |
| **Total** | | $  9,419 | $  7,925 |

What our Audit Committee considered when engaging PwC for 2018:

- PwC's independence and integrity
- PwC's competence and  compliance with technical standards
- The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team
- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness, and communication and interaction with management
- PwC's efforts toward efficiency, including with respect to process improvements and fees

## Sustainability Efforts

As we move forward, Mastercard will continue to look to deepen its sustainability efforts in four key areas:



**INCLUSIVE GROWTH** Creating a more inclusive world through our products, programs and partnerships

**INSPIRED WORKFORCE** Our industry expertise is enhanced by diverse insights from our global workforce, which is at the core of our diversity and inclusion strategy

**ETHICAL & RESPONSIBLE STANDARDS** Acting responsibly and with integrity guided by the highest standards of ethical behavior

**ENVIRONMENTAL STEWARDSHIP** Responsibly managing our environmental footprint and creating environmentally conscious solutions

## Important Dates for Our 2019 Annual Meeting

| | |
|---|---|
| **Earliest Date to Submit Director Nominations for Inclusion in Our Proxy Statement (Proxy Access)** | **November 28, 2018** |
| **Last Date to Submit Director Nominations for Inclusion in Our Proxy Statement (Proxy Access)** | **December 28, 2018** |
| **Last Date to Submit Stockholder Proposals for Inclusion in Our Proxy Statement under SEC Rule 14a-8** | **December 28, 2018** |
| **Earliest Date to Submit Director Nominations or Other Business to Be Presented at Our Annual Meeting** | **February 26, 2019** |
| **Last Date to Submit Director Nominations or Other Business to Be Presented at Our Annual Meeting** | **March 28, 2019** |

# Corporate Governance

We are committed to enhancing our corporate governance practices, which we believe helps us sustain our success and build long-term value for our stockholders.  Our Board oversees Mastercard's strategic direction and the performance of our business and management.  Our governance structure enables independent, experienced and accomplished directors to provide advice, insight, guidance and oversight to advance the interests of the company and our stockholders.  We have long maintained strong governance standards and a commitment to transparent financial reporting and strong internal controls.

Below are some highlights of our corporate governance practices:

## Board Structure and Practices

- Our Board has an independent chairman
- Each of our Board members is elected annually
- We have majority voting for our director elections
- 13 of our 14 Board nominees are independent
- We have adopted proxy access
- Our independent directors meet frequently in executive session
- Our Board and committees engage in annual self-assessments
- Our Board continuously assesses refreshment
- Our directors' service is limited by age and tenure

## Risk Management and Compensation

- Our Board actively oversees our risk and risk management practices, fostering a risk-aware culture while encouraging thoughtful risk taking
- Our Code of Conduct and Insider Trading Policy prohibit inappropriate trading activities, including hedging and pledging arrangements
- We have stock ownership requirements for Management Committee members and guidelines for other executives and directors
- Our Board is actively engaged in managing talent and long-term succession planning

## Social Responsibilities and Other Stockholder Concerns

- We engage with our stockholders on key issues
- We post a Privacy and Data Protection Report on our website to explain our information practices and commitment to privacy
- We post enhanced political activity disclosure on our website
- In 2018, we expect to publish our first annual Sustainability Report
- We have articulated on our website our commitment to sustainability, gender equality and diversity

### Engaging with Our Stockholders

Management and directors engage with our stockholders throughout the year in a variety of forums. We have met with our stockholders by telephone, in person at external venues and have attended governance conferences at which stockholders also were present.  Our interactions cover a broad range of governance and business topics, including business strategy and execution, board refreshment, compensation practices, risk oversight, sustainability and culture/human capital.  As you will see in Compensation Discussion and Analysis (pgs 40-58), we have made changes to our compensation practices and disclosure that were both a result of our annual review process and informed by our engagement with shareholders.  Our engagement activities and the meaningful exchanges to which we have been exposed provide us with a valuable understanding of our stockholders' perspectives and an opportunity to share views with them.  We look forward to continuing our dialogue with our stockholders in the coming year.

We encourage you to visit the "Corporate Governance" area  of the "Investor Relations" section of our website (www.mastercard.com/investor) where you will find detailed information about corporate governance at Mastercard, including our key governance documents, listed below.

You may also view our Gender Equity Report on our website (www.mastercard.com) in the "Workforce Demographics" tab in the "Who We Are" section of the "About Mastercard" area.

| | |
|---|---|
| • Corporate Governance Guidelines | • Board Committee Charters |
| • Code of Conduct | • Supplemental Code of Ethics |
| • Whistleblower Policy | • Privacy and Data Protection Report |
| • Political Activity Statement | |

# Proposal 1: Election of Directors



**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH NOMINEE TO SERVE AS DIRECTOR**

## Election Process

Each member of our Board of Directors (the "Board") is elected annually by our Class A stockholders for a one-year term that expires at our next annual meeting. When our Board members are elected, they also are automatically appointed as directors of our operating subsidiary, Mastercard International Incorporated ("Mastercard International"). Our directors are elected by an affirmative vote of the majority of the votes cast at the annual meeting of stockholders, subject to our majority voting policy. You can find more about this in "About the Annual Meeting and Voting" on pg 85.

## Refreshing the Board and Nominating Directors

Our Nominating and Corporate Governance Committee ("NCG") reviews and selects candidates for nomination to our Board in accordance with its charter.

Annually, the NCG looks at the Board's composition to determine whether directors' backgrounds and experiences align with our long-term strategy and maintain our Board's global diversity. The NCG also takes into consideration the results of the Board self-evaluation. Based on its review, coupled with our age and tenure limits, the NCG determines whether Board refreshment is needed. Then the NCG searches for potential candidates, utilizing a variety of sources to help identify nominees who would be valuable assets to our Board and to Mastercard. To meet the needs of our Board, the NCG seeks to identify candidates possessing the desired qualities, skills and background. Once the NCG has identified candidates, the Board selects nominees to be voted upon by the stockholders.



**Board Refreshment Process**

Board composition, including director skill sets, is analyzed annually

Candidate list is developed, including by reviewing recommendations of stockholders, directors, management and search firms

Personal qualities, skills and background of potential candidates are considered

NCG meets with qualified candidates and makes recommendations

Board recommends nominees

Stockholders vote on nominees

**Five new directors have been nominated to our Board in the past four years**

### Identifying Director Candidates

The NCG identifies potential new candidates by recommendations from:

- Stockholders
- Professional search firms
- Board members
- Management

| **Recommending Candidates** |
|---|

 Submit recommendations to:
Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577
Attention: Janet McGinness

Submit candidate information not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting

The NCG may request such information from the nominee or stockholders as it deems appropriate

The NCG evaluates stockholder recommendations using the same process it follows for other candidates

**Director Criteria, Qualifications and Experience**

The NCG believes that all directors should:

- meet the highest standards of professionalism, integrity and ethics
- be committed to representing the long-term interests of our stockholders
- possess strength of character and maturity in judgment
- reflect our corporate values

Our Director Nominees Reflect
**Our Corporate Values**

Trust    Agility

Initiative    Partnership

Key factors the Board considers when selecting directors and refreshing the Board (in addition to the current needs of the Board and the company):

**Diversity** – While the Board does not have a specific diversity policy, our Corporate Governance Guidelines provide that the NCG should seek to foster diversity on the Board when nominating directors for election by taking into account geographic diversity to reflect the geographic regions in which we operate in a manner approximately proportional to our business activity, as well as diversity of viewpoints, age, gender, sexual orientation, race, ethnicity, nationality and cultural background.

## Our Director Nominees Are Diverse



3 of our 14 director nominees are women

# 3
## women

Our director nominees have lived and worked around the world



***Age and Tenure*** – Our Corporate Governance Guidelines generally require that our non-employee directors not stand for re-election following the earlier of their 15th anniversary on the Board or their 72nd birthday. The Board considers these requirements as part of a broader discussion of our directors' experience and qualifications, as well as when and how to refresh its membership.





## Our Age and Tenure Policies

**Term Limit**

15 YEARS

**Retirement Age**

72

## Age and Tenure of Our Director Nominees

**Average Director Nominee Tenure**

7.1 YEARS

**Tenure of 4 Years or Less**

5 DIRECTOR NOMINEES

**Average Age of Director Nominees**

61

***Experience*** – The NCG strives for a Board that spans a range of leadership and skills and represents other experience relevant to Mastercard's strategic vision and global activities. Experience and skills that the NCG believes are desirable to be represented on the Board include:

| | |
|---|---|
| **Payments** including within retail banking, telecommunications, technology and data | |
| **Global Perspective** including significant experience in the geographic regions in which we operate | **Information Security** including cybersecurity and data privacy |
| **Digital & Innovation** including application of technology in payments, mobile and digital, as well as Internet, retail and social media experience | **Consumer** including brand, marketing and retail experience and other merchant background |
| **Regulatory & Governmental** including deep engagement with regulators as part of a business and/or through positions with governments and regulatory bodies | **Financial** including risk management orientation |
| **CEO Experience** including service as a chief executive officer at a publicly traded or a private company | **Public Company Board Experience** both U.S. and non-U.S. |

You can find out more about our nomination process in the NCG's charter and our Corporate Governance Guidelines posted in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance."

## Nominees for Election as Directors

After considering a number of candidates submitted through our nomination process, including a comprehensive review of the candidates' abilities and qualifications, the NCG recommended that Choon Phong Goh be appointed to the Board in April 2018 and Mr. Davis be nominated to stand for election by the stockholders.  Mr. Goh was appointed to the Board to serve as a director in April 2018.  Mr. Goh originally was recommended by a non-management director, and Mr. Davis was recommended by our CEO.

Based on the NCG's recommendation, the Board nominated Mr. Davis to serve as a director and approved an increase in the size of the Board to 14 members if Mr. Davis is elected by the stockholders at the Annual Meeting.

The strong qualifications that make our director nominees, including Mr. Davis, highly valuable assets to our Board are further described below.

At the Annual Meeting, 14 directors are to be elected to each hold office until the next annual meeting of stockholders or until his or her successor is elected and qualified.  The Board has approved the nomination of the following directors:

| | |
|---|---|
| **Richard Haythornthwaite (Chairman)** | **Choon Phong Goh** |
| **Ajay Banga (President and CEO)** | **Merit E. Janow** |
| **Silvio Barzi** | **Nancy Karch** |
| **David R. Carlucci** | **Oki Matsumoto** |
| **Richard K. Davis** | **Rima Qureshi** |
| **Steven J. Freiberg** | **José Octavio Reyes Lagunes** |
| **Julius Genachowski** | **Jackson Tai** |

Each nominee was approved by the NCG and recommended to the Board for approval following an evaluation of his or her qualifications and (except for Messrs. Davis and Goh) prior Board service.  Each nominee has agreed to be named in this proxy statement and to serve if elected. Below is a summary of the primary experience, qualifications and skills that our director nominees bring to the Board:



In light of the individual experiences and qualifications of each of our director nominees, our Board has concluded that each of our director nominees should be elected at the Annual Meeting.

Biographies of each nominee follow.



**Chairman and Director since**

May 2006

61 **Age at Annual Meeting**

**Board Committees:**
- Audit
- Nominating and Corporate Governance



# Richard Haythornthwaite

### Non-Executive Chairman, Centrica PLC, a multinational utility company (since January 2014)

Mr. Haythornthwaite has served as CEO, Chairman and senior executive at several non-U.S. multinational companies, bringing to the Board global perspective. As a current and former chairman of government bodies and companies in highly regulated industries, he contributes risk management experience and valuable insight on engaging and partnering with regulators. Mr. Haythornthwaite's past service on public company audit committees and experience with financial operational rescue challenges provide valuable financial understanding.

### Current Public Company Boards
- Non-Executive Chairman, Centrica PLC (nominations committee chairman)

### Additional Positions
- Chairman of each of The Creative Industries Federation; QiO Technologies; Arc International Holdings and its parent company Glass Holdings SA
- Senior Advisor, Moelis & Company

### Previous Experience
- Partner, Star Capital Partners Limited (2006-2008)
- CEO, Invensys plc (2001-2005)
- Chief Executive–Europe and Asia and Group Chief Executive, Blue Circle Industries plc (1997-2001)
- Prior positions include Director of Premier Oil plc; President of BP Venezuela; and General Manager of Magnus Oilfield, BP Exploration

### Past Public Company Boards
- Non-Executive Chairman, Network Rail; Blue Circle Industries plc; Cookson Group plc; Imperial Chemical Industries plc; Invensys plc; Premier Oil plc; and Land Securities Group plc

---



**Director since**

April 2010

58 **Age at Annual Meeting**



# Ajay Banga

### President and Chief Executive Officer (since July 2010)

Mr. Banga, our President and CEO, contributes to the Board extensive global payments experience (including with payments technology and retail banking), as well as a deep focus on innovation and information security. As our CEO and as a member of business advocacy organizations and government-sponsored committees, Mr. Banga provides valuable perspective on engaging and partnering with regulators. His brand marketing experience (including at several global food and beverage companies) adds strong consumer insight.

### Additional Positions
- Member, President's Advisory Committee for Trade Policy and Negotiations (U.S.)
- Former member, President's Commission on Enhancing National Cybersecurity (U.S.)
- Co-founder, Cyber Readiness Institute
- Member and former chairman, U.S.-India Business Council
- Director of the American Red Cross
- Fellow, Foreign Policy Association
- Vice Chairman, The Business Council
- Member, materials advisory committee of the Board of Directors, DowDuPont, Inc.
- Founding Trustee, U.S.-India Strategic Partnership Forum
- Co-Chair, Partnership for New York City

### Previous Experience
- President and COO, Mastercard (2009-2010)
- Executive positions at Citigroup (1996-2009), including CEO, Asia Pacific region; Chairman and CEO, International Global Consumer Group; Executive Vice President, Global Consumer Group; President, Retail Banking, North America; and business head for CitiFinancial and the U.S. Consumer Assets Division

### Past Public Company Boards
- The Dow Chemical Company
- Kraft Foods Inc.

---



| | | |
|---|---|---|
| Public Company Board Experience | Global Perspective | CEO Experience |
| Regulatory & Governmental | Consumer | Payments |
| Financial | Digital & Innovation | Information Security |
| Audit Committee Financial Expert | | |



# Silvio Barzi

## Former Senior Advisor and Executive Officer, UniCredit Group (June 2007-November 2010)

Mr. Barzi has extensive payments and regulatory experience as a senior executive in retail banking and payments, including at a bank specializing in credit cards, consumer credit and mortgages. His background as a senior insurance company executive and as an information technology and financial institution consultant provides valuable financial knowledge, information security expertise, and insight into technology and innovation. His career spanning over four continents contributes understanding of developing markets.

**Director since**
January 2008



70  **Age at Annual Meeting**

**Board Committees:**
- Audit
- Human Resources and Compensation

### Additional Positions

- Former director of SIA Group subsidiaries - SiNSYS (card processor) and Perago Financial System Enablers (Pty) Ltd. (central banking applications software) (Chairman)
- Former director, Quercia Software

### Additional Mastercard Experience

- Member of pre-IPO board (2003-2006) and non-voting observer (2007-2008)
- Board liaison for Mastercard Foundation (since April 2013)
- Member of European Regional Advisory Board since IPO (Chairman since 2007) and predecessor Europe Region Board (2001-2006)

### Previous Experience

- Senior executive positions at UniCredit Group and its wholly owned subsidiaries and affiliates (2000-2010), including Chairman and founder of UniCredit Family Financing (2007-2010); Executive Vice President of UniCredit Group; CEO of UniCredit Consumer Financing; and senior advisor to UniCredit Group (postretirement)
- COO, Winterthur/Credit Suisse Italy (insurance)
- Partner, McKinsey & Company (management consulting)

---



# David R. Carlucci

## Former Chairman and Chief Executive Officer, IMS Health Incorporated (January 2006-December 2010)

Mr. Carlucci brings to the Board global business perspective, financial insight and regulatory experience as the former Chairman and CEO of a U.S.-based multinational corporation in the pharmaceutical and healthcare industries. As a former Chief Information Officer and through several senior executive-level operations and management positions, Mr. Carlucci adds valuable information security expertise and insights into technology and innovation.

**Director since**
May 2006



64  **Age at Annual Meeting**

**Board Committees:**
- Audit
- Nominating and Corporate Governance

### Current Public Company Boards

- Mallinckrodt public limited company (human resources and compensation committee chairman)

### Previous Experience

- Chairman and CEO, IMS Health Incorporated (2005-2010) (became Chairman in 2006); prior experience since joining in 2002, including President and COO
- General Manager, IBM Americas, overseeing all sales and distribution operations in the U.S., Canada and Latin America (2000-2002)

- Prior positions at IBM (1990-2000), including General Manager, S/390 Division; Chief Information Officer; General Manager, IBM Printing Systems Company; Vice President, systems, industries and services, Asia Pacific; and Vice President of marketing and channel management, IBM Personal Computer Company-North America

### Past Public Company Boards

- IMS Health Incorporated (Chairman)

---

Public Company Board Experience · Global Perspective · CEO Experience · Regulatory & Governmental · Consumer · Payments · Financial · Digital & Innovation · Information Security · Audit Committee Financial Expert



**Director**
Nominee

60 **Age at Annual Meeting**



# Richard K. Davis

### Former Executive Chairman, U.S. Bancorp
**(April 2017-April 2018)**

Mr. Davis brings to the Board extensive payments experience, global perspective and consumer insight as former CEO, executive chairman and longtime senior executive of a publicly traded financial holding company and former chairman of a banking association and payments company. As a leader and Board member of companies in highly regulated industries, as well as a former Federal Reserve representative, he provides valuable perspective on engaging and partnering with regulators. Mr. Davis' extensive experience in financial services and his membership on public company audit and finance committees contribute strong financial understanding.

### Current Public Company Boards

- Xcel Energy, Inc. (chair, governance, compensation and nominating committee; finance committee)

### Additional Positions

- Member, materials advisory committee of the Board of Directors, DowDuPont, Inc.

  Director of Mayo Clinic; Twin Cities YMCA; University of Minnesota Foundation; American Red Cross

- Immediate Past Chair, Greater MSP (Minneapolis Saint Paul Regional Economic Development Partnership)

### Previous Experience

- Executive positions at U.S. Bancorp, including Chairman (2007-April 2017); Chief Executive Officer (December 2006-April 2017); President (October 2004-January 2016); and Chief Operating Officer (2004-2006)

### Past Public Company Boards

- U.S. Bancorp (2006-April 2018)
- The Dow Chemical Company (2015-2017)



**Director since**
September 2006

61 **Age at Annual Meeting**

**Board Committees:**
- Audit (Chairman)
- Human Resources and Compensation



# Steven J. Freiberg

### Senior Advisor, The Boston Consulting Group, a global management consulting firm (since December 2012)

Mr. Freiberg contributes to the Board extensive senior-level payments experience, including leading retail banking and payments businesses. This experience provides global perspective and regulatory insights. His leadership of consumer and global cards businesses also contributes strong consumer and innovation insight. His service as our Audit Committee chairman and as a director of consumer finance and foreign exchange companies provides valuable financial understanding.

### Current Public Company Boards

- Regional Management Corp. (consumer finance) (audit committee and compensation committee chair)

### Additional Positions

- Chairman, Fair Square Financial LLC (credit card-focused venture)
- Chairman, Rewards Network (marketing and loyalty services provider to restaurant industry)
- Vice Chairman, Social Finance, Inc. (private personal finance company)
- Director of OANDA Corporation (Internet-based FX market trading and currency information services) and Purchasing Power, LLC (consumer product purchasing provider)
- Senior Advisor of Verisk Analytics, Inc. (data analysis and risk assessment) and 24/7 (technology consulting)
- Trustee, Hofstra University

### Additional Mastercard Experience

- Director of U.S. region board prior to IPO (2001-2006) (Chairman from 2004-2006)

### Previous Experience

- CEO, E*TRADE Financial Corporation, (financial services) (2010-2012)
- Several executive positions at Citigroup (2005-2010), including EVP, Citibank N.A.; Chairman and CEO of Citi Holdings—global consumer; CEO, global cards; Chairman and CEO, global consumer group, N.A.; Co-Chairman, global consumer group; Chairman and CEO, Citi Cards

### Past Public Company Boards

- E*TRADE Financial Corporation

---

Public Company Board Experience | Global Perspective | CEO Experience | Regulatory & Governmental | Consumer | Payments | Financial | Digital & Innovation | Information Security | Audit Committee Financial Expert



# Julius Genachowski

### Managing Director and Partner, The Carlyle Group, a global alternative asset manager (since January 2014)

Mr. Genachowski brings to the Board extensive digital, technology, media and telecommunications expertise, regulatory experience, information security insight, and both global and consumer perspectives through a career as a senior government official and senior business executive, investor and director at or with Internet, technology and other related companies. He also adds valuable financial knowledge as a partner at a global private equity firm and through experience at a large operating business and on public audit committees.

**Director since**
June 2014

**55** Age at Annual Meeting

**Board Committees:**
- Human Resources and Compensation



### Current Public Company Boards

- Sprint Corporation (audit committee)
- AsiaSat (Asian satellite operator) (compliance committee)

### Additional Positions

- Director, Sonos (consumer electronics and software) (chairman, nominations and governance committee); Syniverse Technologies (technology and business services provider) (compensation committee); and ProKarma (IT services) (compensation committee); ZeroChaos (workforce management solutions)
- Former member, President's Intelligence Advisory Board (U.S.)

### Previous Experience

- Chairman, U.S. Federal Communications Commission (2009-2013)
- Senior executive roles with IAC/InterActiveCorp (Internet and media), including chief of business operations and general counsel
- Several other U.S. government roles, including chief counsel to FCC Chairman; law clerk to U.S. Supreme Court Justice David Souter; and congressional staff member (including for then-Representative Charles Schumer, and for the joint select committee investigating the Iran-Contra affair)

---



# Choon Phong Goh

### Chief Executive Officer, Singapore Airlines Limited (since January 2011)

Mr. Goh brings to the Board strong consumer insight, global perspective and payments experience as the CEO and longtime senior executive of a publicly traded multinational airline. His prior positions in finance and information technology contribute valuable information security experience and financial understanding.

**Director since**
April 2018

**54** Age at Annual Meeting

**Board Committees:**
- Nominating and Corporate Governance



### Current Public Company Boards

- Singapore Airlines Limited

### Additional Positions

- Director, SIA Engineering Company
- Chairman, Budget Aviation Holdings Pte Ltd
- Member, National University of Singapore Board of Trustees
- Chairman, Board of Governors of the International Air Transport Association
- Member, Massachusetts Institute of Technology Presidential CEO Advisory Board

### Previous Experience

- Executive Vice President Marketing and the Regions, Singapore Airlines Limited (June 2010-December 2010)
- President, Singapore Airlines Limited, Cargo (June 2006-February 2010)
- Previous leadership positions at Singapore Airlines Limited, including Senior Vice President Finance, Senior Vice President Information Technology and Senior Vice President Commercial Technology

---

Public Company Board Experience | Global Perspective | CEO Experience | Regulatory & Governmental | Consumer | Payments | Financial | Digital & Innovation | Information Security | Audit Committee Financial Expert

mastercard.



**Director since**
June 2014

60 **Age at Annual Meeting**

**Board Committees:**
- Human Resources and Compensation
- Nominating and Corporate Governance



# Merit E. Janow

### Dean, School of International and Public Affairs, Columbia University (since July 2013)

Professor Janow contributes to the Board extensive global and financial perspective through a career as dean and, since 1994, professor of international economic law and international affairs.  Her extensive regulatory experience serving on world trade bodies and representing the U.S. in trade and international competition policy matters provides valuable insight on engaging and partnering with regulators.

**Current Public Company Boards**
- Trimble Navigation Limited (corporate governance committee)

**Additional Positions**
- Director and proxy committee member, American Funds (a mutual fund family of the Capital Group) (more than 20 funds)
- Charter member, International Advisory Council of China Investment Corporation
- Member, Council on Foreign Relations
- Director of each of Japan Society; National Committee on U.S.-China Relations; and Rockefeller Financial (through mid-2018)
- Co-Lead for the Columbia University Tech & Policy Initiative, including serving as Co-Chair, New York Cyber Task Force

**Previous Experience**
- Leadership positions at Columbia University, including director, international finance and economic policy program; director, master's program in international affairs; and Chairman, Advisory Committee on Socially Responsible Investing
- Member, Appellate Body of the World Trade Organization
- Executive director, the International Competition Policy Advisory Committee of the U.S. Department of Justice
- Deputy Assistant U.S. Trade Representative, Japan and China

---



**Director since**
January 2007

70 **Age at Annual Meeting**

**Board Committees:**
- Nominating and Corporate Governance (Chairman)



# Nancy Karch

### Director Emeritus, McKinsey & Company (since 2000)

Ms. Karch brings to the Board extensive merchant, retail and consumer marketing experience through her career as a consultant to global retail clients and as a director at several retail and retail-centric companies, contributing global perspective and strong consumer, digital and payments experience.  Ms. Karch's extensive experience as a director of U.S. public companies, including her chairman experience and past service on public company audit committees, adds valuable corporate governance and financial insight.

**Current Public Company Boards**
- Kimberly-Clark Corporation (nominating and corporate governance committee Chairman)

**Additional Positions**
- Member, Board of Overseers, Northwell Health System
- Director, The SPCA of Westchester, Inc.
- Director, St. Mary's Healthcare System for Children (Queens, New York)

**Previous Experience**
- Senior Partner, McKinsey & Company (consulting firm) (1988-2000)
- Served in several other capacities at McKinsey & Company (1974-1988)

**Past Public Company Boards**
- CEB (former Lead Director)
- Genworth Financial, Inc.
- The Gillette Company
- Kate Spade and Company (former Non-Executive Chairman)
- Nabisco
- Toys "R" Us, Inc.

---

Public Company Board Experience  |  Global Perspective  |  CEO Experience  |  Regulatory & Governmental  |  Consumer  |  Payments  |  Financial  |  Digital & Innovation  |  Information Security  |  Audit Committee Financial Expert



# Oki Matsumoto

**Managing Director, Chairman and CEO, Monex Group, Inc., an online securities brokerage firm (since February 2011)**

Mr. Matsumoto is the founder and CEO of a Japan-based, publicly traded financial services holding company and former director of a stock exchange. Through a career in investment banking, Mr. Matsumoto provides global perspective and extensive financial expertise to the Board. His leadership of a global online securities brokerage firm provides valuable digital and innovation experience.

**Director since**
June 2016

54 **Age at Annual Meeting**

**Board Committees:**
- Human Resources and Compensation



### Current Public Company Boards
- UZABASE, Inc.
- Monex Group, Inc. (nominating and compensation committees)

### Additional Positions
- International Board member and Vice Chairman, Human Rights Watch
- Councilor, International House of Japan
- Director, TradeStation Group, Inc., Coincheck, Inc. and Monex, Inc., each a subsidiary of Monex Group, Inc.
- Former member, Economic Counsel to the Prime Minister of Japan
- Former director, Tokyo Stock Exchange (2008-2013)

### Previous Experience
- Founded Monex, Inc. (financial services) in 1999; held management roles, including representative director and CEO (1999-2016)
- General Partner, Goldman Sachs Group, L.P. (1994-1998)
- Vice President, Goldman Sachs Japan Co. Ltd. (1992-1994) and analyst(1990-1992)
- Analyst, Salomon Brothers Asia Limited (1987-1990)

### Past Public Company Boards
- JIN Co., Ltd.
- Kakaku.com, Inc.

---



# Rima Qureshi

**Executive Vice President and Chief Strategy Officer, Verizon Communications Inc. (since November 2017)**

Ms. Qureshi contributes to the Board global perspective, digital expertise and innovation insights through her extensive senior-level experience at global telecommunications equipment and services providers, including roles in strategy, regional management, research and development, sales, services and manufacturing. Having spent numerous years working in the telecommunications and information technology industries and having completed the NACD/Carnegie Mellon CERT certification in cybersecurity oversight, Ms. Qureshi provides the Board with relevant payments and information security expertise.

**Director since**
April 2011

53 **Age at Annual Meeting**

**Board Committees:**
- Audit



### Additional Positions
- Director, GSMA Board (telecom industry association) (audit committee)
- Director, Verizon Foundation

### Previous Experience
- Executive positions at Ericsson, including President, North America (2017); Senior Vice President, chief strategy officer and head of M&A (2014-2016); and Senior Vice President–strategic projects (2012-2014)

- Additional positions at Ericsson (1993-2012), including Senior Vice President and head of business unit CDMA mobile systems (2010-2012)
- IT consultant, DMR Group Inc.

### Past Public Company Boards
- Wolters Kluwer
- Great-West Lifeco Inc.

---

Public Company Board Experience · Global Perspective · CEO Experience · Regulatory & Governmental · Consumer · Payments · Financial · Digital & Innovation · Information Security · Audit Committee Financial Expert

mastercard



**Director since**
January 2008

66 **Age at Annual Meeting**

**Board Committees:**
- Human Resources and Compensation (Chairman)




# José Octavio Reyes Lagunes

### Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company, a global beverage company (January 2013-March 2014)

Mr. Reyes contributes global perspective and regulatory experience to the Board as a retired senior executive and Latin America group president of a leading multinational public company. His experience as a beverage industry brand manager in North America and Latin America and as a director of public companies in the beverage industry provides the Board with strong consumer insight and payments experience.

**Current Public Company Boards**
- Coca-Cola HBC AG (social responsibility committee)
- Coca-Cola FEMSA S.A.B. de C.V. (KOF)

**Additional Positions**
- Director, Papalote Children's Museum, Mexico City

**Previous Experience**
- Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company (2013-2014)

- Executive positions at The Coca-Cola Company, including President, Latin America Group (2002-2012) and President, Coca-Cola de México (1996-2002)
- Additional management positions at The Coca-Cola Company (1980-1996), including manager of strategic planning, Coca-Cola de México; manager, Sprite and Diet Coke brands (corporate headquarters, Atlanta); marketing director for Brazil; and vice president of marketing and operations, Coca-Cola de México
- Grupo IRSA, a Monsanto Company joint venture (five years' experience)



**Director since**
September 2008

67 **Age at Annual Meeting**

**Board Committees:**
- Audit
- Nominating and Corporate Governance

# Jackson Tai

### Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank Ltd. (June 2002-December 2007)

Mr. Tai brings to the Board extensive global executive experience in payments and retail banking, including as former CEO of a Singapore-based bank and as a director of several global financial institutions. Mr. Tai's experience as a CFO, his extensive experience as a member of numerous public company audit committees and his career in investment banking provide valuable financial understanding. His service as a director of technology-focused, telecommunications and retail companies provides valuable consumer and digital and innovation insight.

**Current Public Company Boards**
- Royal Philips N.V. (audit committee chairman)
- Eli Lilly and Company (audit and finance committees)
- HSBC Holdings plc (group risk committee chair and financial system vulnerabilities committee)

**Additional Positions**
- Director, Canada Pension Plan Investment Board
- Trustee, Rensselaer Polytechnic Institute
- Director, Metropolitan Opera
- Former Director, privately held Russell Reynolds Associates, Inc.
- Former director, Cassis International Pte. Ltd. (payments technology company)

- Former director, Brookstone Inc. (non-executive chairman and served as interim CEO from January 2012-May 2012)*

**Previous Experience**
- Vice Chairman and CEO, DBS Group and DBS Bank Ltd. (2002-2007)
- Prior executive positions at DBS Group (1999-2002), including President and COO and CFO
- Senior management positions at Investment Banking Division, J.P. Morgan & Co. Incorporated (New York, Tokyo and San Francisco) (1974-1999)

**Past Public Company Boards**
- Bank of China, Limited
- Singapore Airlines Limited
- ING Groep N.V.
- DBS Group and DBS Bank Ltd.

* In April 2014, after Mr. Tai's November 2013 resignation from its board, Brookstone commenced a voluntary, prearranged reorganization case under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

 Public Company Board Experience     Global Perspective     CEO Experience     Regulatory & Governmental     Consumer     Payments     Financial     Digital & Innovation     Information Security     Audit Committee Financial Expert

20   mastercard

# Board and Committees

## Board of Directors



**Chairman:
Haythornthwaite**

6 — **Number of Meetings in 2017**

**75%+**

attendance
(Board and
Committee Meetings)

**100%**

attendance
(Annual Meeting)

### Board Leadership Structure

We have an independent Chairman of the Board, Richard Haythornthwaite.  The role of the Chairman is to provide governance and leadership to the Board, including helping to organize the Board's work and ensuring that our directors have information to effectively carry out their responsibilities.  Mr. Haythornthwaite's responsibilities include, among other things:

- presiding over Board meetings and executive sessions of non-management and independent directors
- overseeing the adequacy of information available to directors
- coordinating feedback regarding issues discussed in executive session, as well as performance to the Chief Executive Officer (the "CEO")
- facilitating effective communication between the Board and our stockholders, including, among other things, by presiding over the annual meeting, and any special meetings, of stockholders
- working with the CEO and Corporate Secretary to set Board meeting agendas
- providing advice and counsel to the CEO

The Board does not have a specific policy regarding the separation of the Chairman and CEO roles, as it believes it is in the company's best interest to make that determination from time to time based on the position and direction of Mastercard and the composition of the Board.  We have had an independent Chairman since our initial public offering ("IPO"), and the Board believes having both separate Chairman and CEO positions and an independent Chairman continues to be appropriate for Mastercard at this time.  This structure enables the CEO to focus on the operation of our business, while the Chairman focuses on ensuring the independence of the Board in fulfilling its obligations to Mastercard and our stockholders.

The Board holds regularly scheduled meetings of independent directors in executive session without management present and may meet more frequently upon request of any independent director.  The Chairman ordinarily presides at these sessions.

### Director Business and Region Visits

Our Board members meet periodically with senior managers throughout our global business.  The Board holds meetings at our headquarters, as well as at various locations around the world.  This provides directors with the opportunity to meet with stakeholders such as policymakers, government and business leaders, and customers that are strategically important to our business.  Through these meetings, our directors gain a firsthand understanding of the issues and challenges we face in each region and learn how they tie into our strategic goals.

### Board Member Attendance

The Board held six meetings during 2017.  During 2017, each director attended 75% or more of the aggregate of: (a) the total number of Board meetings held during the year and (b) the total number of meetings held by all committees of the Board on which such director served during the year (during the period for which he or she was a director/committee member).

We encourage directors to attend our annual meeting and endeavor to hold Board meetings on the annual meeting date to help promote this attendance.  All Board members attended our 2017 annual meeting.

mastercard.

## Board Committees

The Board has a standing Audit Committee, Human Resources and Compensation Committee (HRCC) and Nominating and Corporate Governance Committee (NCG), each of which operates under a written charter that is posted in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance" and "Board Committees."



**Chairman: Frieberg**



**9** **Number of Meetings in 2017**

**Other Committee Members:**
- Barzi
- Carlucci
- Haythornthwaite
- Qureshi
- Tai

## Audit Committee

**Primary Responsibilities**

The Audit Committee assists our Board in its oversight of:

- The quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- The qualifications, performance and independence of Mastercard's independent registered public accounting firm
- Risk assessment and risk management
- The performance of Mastercard's internal audit function
- The quality of Mastercard's internal controls

**Independence**

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE. The Board also has determined that each committee member is "financially literate" within the meaning of the NYSE listing standards. No committee member simultaneously serves on the audit committee of more than three public companies as defined in the NYSE Listed Company Manual.

**Audit Committee Financial Experts**

The Board has identified each of Mr. Freiberg and Mr. Tai as an "audit committee financial expert" under the applicable SEC rules based on their experience and qualifications.



## Human Resources and Compensation Committee

**Chairman: Reyes**



5 Number of Meetings in 2017

**Other Committee Members:**

- Barzi
- Freiberg
- Genachowski
- Janow
- Matsumoto

### Primary Responsibilities

The HRCC is primarily responsible for:

- Ensuring that Mastercard's compensation and benefit programs are fair and appropriate, as well as designed to attract, retain and motivate employees
- Ensuring that pay practices are consistent with our stated compensation strategy, are reasonable in view of our economics, take into consideration the relevant practices of similar companies and are consistent with the requirements of appropriate regulatory bodies
- Determining annual and long-term goals for Mastercard and ensuring that compensation paid to executive officers is commensurate with levels of performance
- Ensuring that we have a thorough succession planning process
- Providing direction and perspective to management on strategies with significant human resources implications

### Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE, is a non-employee director for purposes of Rule 16b-3 under the Exchange Act and is an outside director for purposes of Section 162(m) of the Internal Revenue Code.

To learn more about how Mastercard considers and determines executive and non-employee director compensation, including the role of executive officers and the compensation consultant, see the "Compensation Discussion and Analysis" section on beginning on pg 40.



## Nominating and Corporate Governance Committee

**Chairman: Karch**



5 Number of Meetings in 2017

**Other Committee Members:**

- Carlucci
- Goh
- Haythornthwaite
- Janow
- Tai

### Primary Responsibilities

The NCG's responsibilities include:

- Identifying individuals qualified to become directors
- Recommending that the Board select the candidates for directorships to be filled by the Board or by the stockholders
- Developing and recommending to the Board a set of corporate governance principles
- Overseeing the annual process for Board and committee self-evaluations
- Overseeing legal, regulatory and public policy matters significant to Mastercard
- Taking a leadership role in shaping corporate governance with a focus on the long-term interests of Mastercard and its stockholders
- Considering issues significant to Mastercard concerning corporate social responsibility and diversity initiatives and any issues raised by stockholders

### Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the NYSE.

## Board and Committee Evaluation

Each year, the Board and its committees undergo an evaluation to examine membership, composition, committee and committee chair rotation, and overall board refreshment. Our evaluation process is designed to identify ways in which to enhance the performance of the Board and ensure that we have the right skill sets stacked against our strategy for refreshment. The NCG oversees the evaluation process, determining its format and framework, including whether to use a third-party facilitator. The NCG most recently used a third-party facilitator in 2016.

When we do not use a third-party facilitator, we utilize a director questionnaire to facilitate the annual evaluation of topics such as board and committee effectiveness, director contributions and the like. Our independent Chairman of the Board and NCG Chairman review the results and share them with each committee chairman. Our Chairman meets individually with various Board members and organizes and summarizes the responses and recommendations for discussion with the Board. Each committee reviews its own assessment as well.

## Board Risk Oversight

Our Board is responsible for establishing Mastercard's risk appetite and overseeing its risk management framework, as well as its risk assessment and management processes. The Board recognizes the importance of effective risk oversight to the success of our business strategy and to the fulfillment of its fiduciary duties to the company and our stockholders. The Board believes taking thoughtful risks is a critical component of innovation and effective leadership. It also recognizes that imprudently accepting risk or failing to appropriately identify and mitigate risks could negatively impact our business and stockholder value. The Board therefore seeks to foster a risk-aware culture while encouraging thoughtful risk taking in pursuit of the company's objectives.

The Board exercises this oversight both directly and indirectly through its three standing committees, each of which is delegated responsibility for specific risks and keeps the Board informed of its oversight efforts through regular reports by each committee chairman. Management is accountable for day-to-day risk management efforts, including the creation of appropriate risk management programs and policies.

The Board and committees' risk oversight and management's ownership of risk are foundational components of our Enterprise Risk Management program, which is designed to provide comprehensive, integrated oversight and balanced management of risk, as well as to facilitate transparent identification and reporting of key business issues to senior management, appropriate Board committees and the Board as a whole.


BOARD OF DIRECTORS
Oversees Major Risks
• Strategic and competitive • Financial • Brand and reputational • Legal and regulatory
• Operational • Cybersecurity • CEO succession planning
Audit Committee
Primary Risk Oversight
• Financial statement integrity and reporting
• Major financial and other business risk exposures
• Information security, technology, and privacy & data protection
• Risk management framework
• Legal, regulatory & compliance
• Internal controls
HR & Compensation Committee
Primary Risk Oversight
• Employee compensation policies and practices
• Non-executive director compensation policies and practices
• Succession planning
Nominating & Corp Gov Committee
Primary Risk Oversight
• Governance structure and processes
• Legal and policy matters with potential significant reputational impact
• Stockholder concerns (including sustainability)
MANAGEMENT
Key Risk Responsibilities
• Business units identify and manage business risks
• Central functions design risk framework, including setting boundaries and monitoring risk appetite
• Internal audit provides independent assurance on design and effectiveness of internal controls and governance processes

The following are the key processes by which the Board and its committees oversee risk:

- **Board** The Board exercises its direct oversight responsibility by meeting, at least annually, with management to discuss risk management processes and to assess the major risks impacting Mastercard. The Board also considers management's risk analyses as it evaluates Mastercard's business strategy. Throughout the year, the Board and designated committees dedicate a portion of their regularly scheduled meetings to review and discuss specific risks in detail, including through the use of risk scenarios. Strategic and operational risks are presented to and discussed with the Board and its committees by the executive officers, the General Counsel, Chief Financial Officer ("CFO"), Chief Compliance Officer and General Auditor.
- **Audit Committee** The Audit Committee oversees risk management policies and processes by periodically meeting with management, the General Auditor and our independent registered public accounting firm for open and candid discussions regarding risk. The Audit Committee reviews Mastercard's risk management framework and programs used by management in its discussions of our risk profile and risk exposures. The Audit Committee reviews major risks facing Mastercard and periodically receives a report on the status of the top risks and the steps taken to manage them. The Audit Committee also meets with management of individual business units on a periodic and rotating basis to discuss current and emerging risks. The Audit Committee is regularly provided an information security update, as well as updates on material legal and regulatory matters. Compliance has functional reporting to the committee. The Audit Committee reports to the Board on the status of the company's internal controls and approves internal and external audit plans based on a risk-based methodology and evaluation.
- **Human Resources and Compensation Committee** Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive

compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation policies and practices for all employees (including non-executive officers), including whether our compensation programs create or encourage excessive risk taking that is reasonably likely to have a material adverse effect on the company.  We further discuss the HRCC's assessment of risk under "Executive Compensation–Compensation Discussion and Analysis–Risk Assessment" (pg 58).

- **Nominating and Corporate Governance Committee**  The NCG oversees risks by meeting periodically throughout the year to proactively consider and address key governance, legal and policy matters that could have a significant reputational impact on Mastercard and its public affairs and matters of concern raised by stockholders, including business strategy, board refreshment, compensation practices, risk oversight, sustainability and culture/human capital.

## Board Oversight of Information Security, Including Cybersecurity and Data Privacy

Given the importance of information security and privacy to our stakeholders, our Board receives an annual report from our Chief Security Officer ("CSO") to discuss our program for managing information security risks, including cyber and data security risks.  The Audit Committee also receives annual briefings on both information security and data privacy from the CSO and Chief Privacy Officer, and regularly reviews metrics about cyber readiness, adversary assessment and our risk profile status.  In addition, the Board, Audit Committee and NCG receive information about these topics as part of regular business and regulatory updates, and our directors are apprised of incident simulations and response plans, including for cyber and data breaches.

### PROGRAM HIGHLIGHTS

| | |
|---|---|
| ✓ | We are committed to the responsible handling of personal information, and we balance our product development activities with a commitment to transparency and non-discrimination |
| ✓ | Our multi-layered information security and data privacy programs and practices are designed to ensure the safety and security of the information and data our stakeholders entrust to us |
| ✓ | We work with our customers, governments and others to help develop and implement standards for safe and secure transactions |
| ✓ | Our programs are informed by third-party assessments and advice regarding best practices from consultants, peer companies and advisors |
| ✓ | We continually test our systems to discover and address any potential vulnerabilities |
| ✓ | We also maintain a business continuity program and cyber insurance coverage |

## Code of Conduct and Supplemental Code of Ethics

We have a written Code of Conduct that applies to all of our directors, executive officers and employees and provides a statement of Mastercard's policies and procedures for conducting business legally and ethically.  In addition, Mastercard has adopted a written Supplemental Code of Ethics that applies only to the CEO, President CFO, Controller and certain other senior officers.  We will promptly disclose, if required by applicable laws, any amendment to, or waiver from, our Code of Conduct or the Supplemental Code of Ethics granted to directors or executive officers by timely posting such information on our website.

| **Where to Find Our Code of Conduct and Supplemental Code of Ethics** | |
|---|---|
|  Go to the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance" and "Policies and Reports" |  Request copies (free of charge) by writing to:<br><br>Janet McGinness<br>Corporate Secretary<br>Mastercard Incorporated<br>2000 Purchase Street<br>Purchase, NY  10577 |

## Hedging/Pledging Prohibitions and Insider Trading Policy

Our Code of Conduct includes various prohibitions against inappropriate trading activities in relation to Mastercard securities.  Employees and non-employee directors are not permitted to hedge their economic exposure to the Mastercard stock they own, meaning they may not engage in trading in or writing options, buying puts, calls or other derivative securities, or short selling or similar types of transactions in Mastercard securities.  In addition, employees and non-employee directors are not permitted to buy Mastercard securities on margin unless arrangements are made to cover any margin calls in cash, nor are they allowed to pledge (or hypothecate) Mastercard securities as collateral for a loan.

Under our insider trading policy, directors, Management Committee members (including named executive officers) and other individuals with access to material non-public information about Mastercard are prohibited from engaging in transactions in Mastercard securities during blackout periods (other than in accordance with a pre-approved Rule 10b5-1 trading plan), and directors and Management Committee members are required to pre-clear any such transactions.

| **Communicating with the Board** | |
|---|---|
| Stockholders and other interested parties may contact any or all Board members (including our independent Chairman or the non-management directors as a group), any of its committees or any committee chairman by email or mail. Correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title. Correspondence can be sent: | |
| **By Email:**  corporate.secretary@ mastercard.com | **By Mail:**  Mastercard Incorporated<br>Board of Directors<br>Office of the Corporate Secretary<br>2000 Purchase Street<br>Purchase, NY 10577<br>Attention: Janet McGinness |
| The Corporate Secretary or another member of our Law Department opens all communications to determine whether the contents represent a message to the directors.  All correspondence that is not in the nature of advertising or promotion of a product or service or is not trivial, irrelevant, unduly hostile, threatening, illegal, patently offensive or similarly inappropriate will be forwarded promptly to the addressee.  If no particular director is named, the communication will be forwarded, depending on the subject matter, to the Chairman of the Audit Committee, the HRCC or the NCG. | |

The Corporate Secretary will forward to the Audit Committee Chairman any correspondence that reflects a complaint or concern involving:

- accounting, internal accounting controls and auditing matters

- possible violations of, or non-compliance with, applicable legal and regulatory requirements

- possible violations of Mastercard's Supplemental Code of Ethics for the CEO and senior officers

- retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint

Stockholders, employees and others also may report complaints and concerns regarding accounting, internal accounting controls, auditing matters, possible violations of (or non-compliance with) applicable legal and regulatory requirements, possible violations of Mastercard's Supplemental Code of Ethics or retaliatory acts against employees who make such a complaint or assist in the investigation of such a complaint in accordance with our Whistleblower Policy.  Our Chief Compliance Officer is responsible for keeping a docket of all reports received under the Whistleblower Policy and summarizing the nature of the complaint and other relevant information.  The Chief Compliance Officer will report any recent developments of items listed on the docket in reasonable detail to the Audit Committee Chairman (and, if the chairman so directs, to the committee) at or in advance of each regularly scheduled meeting.  You can find our Whistleblower Policy in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance," "Policies and Reports," "Corporate Compliance."

# Director Independence and Related Party Transactions

## Director Independence

The corporate governance listing standards of the New York Stock Exchange (the "NYSE") require that a majority of the Board (and each member of the Audit Committee, the HRCC and the NCG) be independent.  To assist in its independence determinations, the Board has adopted director independence standards as part of our Corporate Governance Guidelines, which you can find in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance."

No director or director nominee will be considered "independent" unless the Board affirmatively determines that such individual has (or would have) no material relationship with Mastercard (either directly or as a partner, stockholder or officer of an organization that has a relationship with Mastercard) other than as a Board or committee member.  Additional requirements apply to Audit Committee and HRCC members.  When making "independence" determinations, the Board broadly considers all relevant facts and circumstances, as well as any other facts and considerations specified by the NYSE, by law, or by any rule or regulation of any other regulatory body or self-regulatory body applicable to Mastercard.  When assessing the materiality of a director's relationship with Mastercard, the Board considers the issue not merely from the standpoint of the director or director nominee but also from that of persons or organizations with which such individual has an affiliation.  Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships (among others).  In addition, the Board applies the independence guidelines set forth in our Corporate Governance Guidelines, which generally track the independence standards set by the NYSE.

In the course of its determination regarding the independence of each non-management director nominee, the Board considered any transactions, relationships and arrangements as required by the NYSE Listed Company Manual and under the independence requirements adopted by the Board.

Based on its review of all of the relevant facts, the Board affirmatively determined that none of our director nominees has a material relationship with us, except for Mr. Banga (our President and CEO). Therefore:

**The Board has determined that each of our non-employee directors qualifies as an independent director under NYSE listing standards and our Corporate Governance Guidelines**

## Additional Board Service Requirements

Our certificate of incorporation, by-laws and Corporate Governance Guidelines provide additional requirements for service as a Board member, as well as limited membership for "Industry Directors" (as described below) and officers or employees of Mastercard or any of its subsidiaries ("management directors").

| Provision | Description |
|---|---|
| **Requirements for Service** | Only 36% of our Board may be "Industry Directors," directors who either currently or during the prior 18 months, have an affiliation or relationship (including as a director, officer, employee, or agent or any material business relationship) with any entity (and any of its affiliates) that on or after May 30, 2006 was or becomes a Class A (or principal) or affiliate member of Mastercard International or a licensee of its brands, or with any operator, member or licensee of any general purpose payment card system (or any affiliates of any such entity) that competes with Mastercard.<br><br>In addition, no director can:<br>• either currently or during the prior three years have an affiliation or relationship (including as a trustee, officer, employee or agent or any material business relationship) with Mastercard Foundation, or<br>• be a director, regional board director, officer, employee or agent of or represent an entity (or an institution that is represented on any board of such an entity) that owns and/or operates a payment card program that is competitive with any of Mastercard's comparable card programs. |
| **Industry Directors and Other Composition Requirements** | • At least 64% of the Board must be determined by the Board to not be Industry Directors (directors with the types of relationships described above).<br>• The total number of non-Industry Directors and non-management directors must be at least two greater than the number of Industry Directors and management directors.<br>• Up to one-third of the members of each of the Audit Committee, the HRCC and the NCG may be Industry Directors.<br>• No more than one Industry Director may serve on the NCG.<br>• The Board has deemed Messrs. Freiberg and Tai to be Industry Directors. |
| **Quorum** | A majority of the directors in office, provided that a majority of the directors present are neither Industry Directors nor management directors. |
| **Vacancies** | To be filled only by a vote of the majority of the directors then in office who are not Industry Directors. |
| **Nominations** | Industry Directors cannot participate in nominating or selecting directors. |

## Certain Relationships and Related Party Transactions

**Board Approval of Related Party Transactions**

The Code of Conduct requires that any transaction that exceeds $120,000 between Mastercard and a related party, or in which a related party would have a direct or indirect material interest, be promptly disclosed to the General Counsel.  The General Counsel is required to disclose such transactions promptly to the Board.  Transactions with related parties must be approved or ratified by the Board or a committee of the Board consisting of at least three disinterested directors.  Any director having an interest in the transaction is not permitted to vote on such transaction. Under the Code of Conduct, a "related party" is any of the following:

- an executive officer of Mastercard

- a director (or director nominee) of Mastercard

- a beneficial owner of 5% or more of any class of Mastercard's voting securities

- an immediate family member of any executive officer, director (or director nominee) or beneficial owner of 5% or more of any class of Mastercard's voting securities

- an entity in which one of the above described persons has a substantial ownership interest in or control of such entity.

**Related Party Transactions**

Jordan Agee, a Mastercard employee, is the son-in-law of Robert Reeg, an executive officer whose last day of service at Mastercard was October 1, 2017.  In 2017, Mr. Agee earned $158,857 in base salary and bonus.  He participates in employee benefit plans and programs generally made available to employees of similar responsibility levels, and his compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities.  Mr. Agee was not hired by, nor did he report to, Mr. Reeg, and during the time they both were employed by Mastercard, they worked in different geographic locations.

# Director Compensation

Mastercard uses cash and stock-based compensation to attract and retain qualified individuals to serve on our Board.  The company sets compensation for non-employee directors in light of the time commitment and prior experience levels expected of directors.  Using information on public company director compensation provided by the independent compensation consultant, the HRCC recommends the form and amount of director compensation, which is determined by the Board.  An employee-director receives no such compensation for service on our Board.

## Cash and Equity Compensation

Mastercard compensates its non-employee directors as follows:

| Non-employee Directors' Annual Retainer [1,2,3] | | |
| --- | --- | --- |
| **Role** | **Cash Compensation** | **Equity Compensation**[4] |
| **Chairman of the Board** | $180,000 | $265,000 |
| **Other Non-employee Directors** | $100,000 | $185,000 |

| Committee Members' Cash Annual Retainer [2,3] | | |
| --- | --- | --- |
| **Role** | **Audit** | **Compensation** | **Nominating** |
| **Committee Chairman** | $25,000 | $20,000 | $20,000 |
| **Other Committee Members** | $15,000 | $10,000 | $10,000 |

[1] Customary expenses for attending Board and committee meetings are reimbursed and are not included as compensation.  The annual retainer and any committee retainer fees are prorated for partial year Board or committee service.

[2] Cash compensation is paid in advance in January for the first half of the year and in arrears in December for the second half of the year.

[3] Non-employee directors, including the Chairman of the Board, are eligible to defer all or part of their cash compensation into a non-qualified deferred compensation arrangement.  Directors who elect to defer cash compensation receive earnings on their deferrals based on investment elections.  None of the investment options provides returns considered to be above-market or preferential.

[4] Annual stock grants are immediately vested and in the form of restricted stock or deferred stock units ("DSU") under Mastercard's Amended and Restated 2006 Non-Employee Director Equity Compensation Plan.  Each director selects the form of his or her award during an annual election process.

## Director Stock Ownership Guidelines

Each non-employee director is expected, within six years of joining the Board, to accumulate an ownership position in our stock equal to five times the applicable annual cash retainer.

All current non-employee directors have holdings that exceed the guidelines' recommended ownership level except for Mr. Goh, who has not yet reached his guideline compliance date.

## Total Director Compensation in 2017

The following table summarizes the total compensation earned in 2017 by each of our current non-employee directors (other than Mr. Goh, who did not serve as a director in 2017):

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) [1] | All Other Compensation ($) [2] | Total ($) |
|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) |
| Richard Haythornthwaite | 205,000 | 265,118 | 10,000 | 480,118 |
| Silvio Barzi | 125,000 | 185,092 | 4,605 | 314,697 |
| David R. Carlucci | 125,000 | 185,092 | 15,000 | 325,092 |
| Steven J. Freiberg | 135,000 | 185,092 | 15,000 | 335,092 |
| Julius Genachowski | 110,000 | 185,092 | 3,931 | 299,023 |
| Merit E. Janow | 120,000 | 185,092 | 7,338 | 312,430 |
| Nancy Karch | 120,000 | 185,092 | 15,000 | 320,092 |
| Oki Matsumoto | 110,000 | 185,092 | 14,971 | 310,063 |
| Rima Qureshi | 115,000 | 185,092 | 10,000 | 310,092 |
| José Octavio Reyes Lagunes | 120,000 | 185,092 | — | 305,092 |
| Jackson Tai | 125,000 | 185,092 | 20,000 | 330,092 |

[1] Amount represents the aggregate grant date fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 excluding the effects of estimated forfeitures in connection with all stock awards granted to Board members in 2017. The share price used for converting the grant made on June 27, 2017, the date of the 2017 annual meeting of stockholders, was the closing price of our common stock on the NYSE on that date ($122.74 per share). Mr. Haythornthwaite's award represents 2,160 shares of restricted stock, Mr. Reyes' award represents 1,508 shares of restricted stock and the awards to all other Board members represent 1,508 DSUs per director.

[2] Amount represents company-paid charitable matching contributions. Non-employee directors are eligible to have Mastercard make matching gift contributions of up to $15,000 annually to eligible charities in the name of the director. In addition, non-employee directors are eligible to have Mastercard make contributions up to $5,000 to a charity of their choice to match director contributions to Mastercard's Political Action Committee.

The following table further describes the fees paid in cash to each non-employee director for 2017, as shown in column (b) of the above table:

| Name | Annual Retainer ($) | Audit Committee Retainer ($) | HRCC Retainer ($) | NCG Committee Retainer ($) | Fees Earned or Paid in Cash ($) |
|---|---|---|---|---|---|
| Richard Haythornthwaite | 180,000 | 15,000 | — | 10,000 | 205,000 |
| Silvio Barzi | 100,000 | 15,000 | 10,000 | — | 125,000 |
| David R. Carlucci | 100,000 | 15,000 | — | 10,000 | 125,000 |
| Steven J. Freiberg | 100,000 | 25,000 | 10,000 | — | 135,000 |
| Julius Genachowski | 100,000 | — | 10,000 | — | 110,000 |
| Merit E. Janow | 100,000 | — | 10,000 | 10,000 | 120,000 |
| Nancy Karch | 100,000 | — | — | 20,000 | 120,000 |
| Oki Matsumoto | 100,000 | — | 10,000 | — | 110,000 |
| Rima Qureshi | 100,000 | 15,000 | — | — | 115,000 |
| José Octavio Reyes Lagunes | 100,000 | — | 20,000 | — | 120,000 |
| Jackson Tai | 100,000 | 15,000 | — | 10,000 | 125,000 |

# Sustainability

Mastercard is committed to being a force for good in the world. Based on our long-held belief that doing good for society helps us do well as a company, we have as core components of our strategy several initiatives designed to advance social sustainability, build an inspired workforce, facilitate the conduct of our business in a trusted and transparent way, and make us good stewards of the environment.

We already are making a significant impact on social sustainability—from the work our Center for Inclusive Growth is doing to advance sustainable and equitable economic growth and financial inclusion around the world to the innovative solutions being driven by our Labs for Financial Inclusion to the contributions we've made through our social impact partnerships with the World Food Programme, Mercy Corps, the World Bank, Care.com and dozens of others.

Connecting the underbanked and the unbanked to formal financial services is integrally tied to our business strategy. Having now reached more than 330 million people previously excluded from financial services, there's no clearer demonstration of our efforts to do well as a company and do good for society. We are committed to reaching a total of 500 million people previously excluded from financial services by 2020.

As an extension of our ongoing commitment to inclusion, we created a new fund that will help people and businesses prosper in the digital economy. We have made an initial $100 million contribution to the Center for Inclusive Growth Fund, part of a $500 million commitment to support initiatives that focus on long-term economic growth for everyone.

In 2017, we designated a global lead for sustainability who is responsible for the creation and execution of our sustainability efforts, and our NCG oversees significant corporate social responsibility and diversity issues. We completed a materiality assessment that helped determine some initial priorities and have conducted a current-state assessment that helps us understand how we are managing our priorities. The senior management team also works cross-functionally across our organization to support our global sustainability efforts. Specifically, we collectively determined to set certain reduction targets for greenhouse gas emissions and to sign onto the UN Global Compact.

We continue to work toward creating a comprehensive approach to sustainability and related performance and to articulate these in a more unified, comprehensive manner. Our work is continuously supplemented by conversations with consultants, external stakeholders and peer-to-peer engagements as we strive to find the most sensible approach for us and our business.

Later this year, we expect to publish our first annual Sustainability Report.

We continue to receive positive recognition for our progress. Awards and recognitions recently received by Mastercard for conducting business in a sustainable way include the following:

| | |
|---|---|
| CECP CEO Force for Good 2018 Honorees<br>CEO, Ajay Banga and CFO, Martina Hund-Mejean | Diversity Inc's Top 50 List<br>#7 in both 2017 & 2016 |
| Ethisphere's<br>World's Most Ethical Companies<br>2018, 2017 & 2016 | Human Rights Campaign's<br>Best Places to Work for LGBT Equality<br>2018 and 2017 |
| Bloomberg Gender Equality Index<br>2018 and 2017 | Human Rights Campaign<br>National Corporate Partner (Silver) |

As we move forward, Mastercard will continue to deepen its sustainability efforts in four key areas:



**INCLUSIVE GROWTH** Creating a more inclusive world through our products, programs and partnerships.

We combine expertise, data, technology and philanthropic investments to empower those working on the front lines of inclusive growth. We bring together businesses, governments, academic institutions and non-governmental organizations to create new models of collaboration that ignite inclusive growth.

**INSPIRED WORKFORCE** Building a world-class culture of high-performing employees who innovate using their hearts and minds.

At Mastercard, our industry expertise is enhanced by the diverse insights from our global workforce, which is at the core of our diversity and inclusion strategy. Our dedication to cultivating an environment for all employees that respects their individual strengths, views and experiences drives a global and collaborative culture of inclusion.

**ETHICAL & RESPONSIBLE STANDARDS** Acting responsibly and with integrity guided by the highest standards of ethical behavior.

Ethics and compliance are embedded in our core values, and we take a proactive approach to conducting business in a trusted and transparent way. Mastercard fosters sound governance through an independent board structure and robust risk and compliance programs.

**ENVIRONMENTAL STEWARDSHIP** Responsibly managing our environmental footprint and creating environmentally conscious solutions.

We understand the importance of addressing environmental sustainability and have undertaken a variety of environmental sustainability and protection initiatives regarding greenhouse gas emissions, real estate, energy, landfill diversion and transportation, as well as products and services.

We invite you to visit the "Being a Responsible Company" section of the "About Mastercard" area of our website (www.mastercard.com) to read more about our being committed to a World Beyond Cash® and to being a force for good.

mastercard

# Management Committee

Our Management Committee presents strategic plans to the Board for review and implements the company's strategic direction. The committee consists of our executive officers and additional members of management.

## Executive Officers

Below is biographical information for each of our current executive officers, other than Mr. Banga (whose biographical information is shown under "Proposal 1: Election of Directors" on pg 14). Each executive officer serves at the discretion of the Board and the CEO.



**61** Age at Annual Meeting

## Ann Cairns

### President, International (August 2011 - June 2018)

Ms. Cairns is responsible for the management of all of Mastercard's markets and customer-related activities outside the United States and Canada.

**Current Public Company Board**

- Intercontinental Exchange, Inc. (risk committee)

**Additional Positions**

- Chairman, Ice Clear Europe Ltd. (private)

**Previous Business Experience**

- Managing director and head of the financial industry services group, Europe, Alvarez & Marsal, London (led the European team managing the estate of Lehman Brothers Holdings International through the Chapter 11 process) (2008-2011)
- CEO, transaction banking and operating committee member, ABN AMRO, London (2002-2008)
- Senior operational roles at Citigroup, including chief operating officer, e-Business, U.S., European and Japanese operations

**Past Public Company Board**

- AstraZeneca PLC, a biopharmaceutical company



**52** Age at Annual Meeting

## Michael Fraccaro

### Chief Human Resources Officer (since July 2016)

Mr. Fraccaro is responsible for all human resources functions globally.

**Previous Mastercard Business Experience**

- Executive Vice President, Human Resources, Global Products and Solutions (July 2014-July 2016)
- Group Head, Human Resources, Global Products and Solutions (November 2012-June 2014)

**Previous Business Experience**

- Various executive-level human resources positions at HSBC Group, Hong Kong, a banking and financial services firm (2000-2012)
- Prior senior human resources positions in banking and financial services in Australia and the Middle East



**58** Age at Annual Meeting

# Martina Hund-Mejean

## Chief Financial Officer (since November 2007)

Ms. Hund-Mejean is responsible for Mastercard's corporate controller, tax, internal audit, investor relations, strategy, mergers and acquisitions, financial planning and analysis, treasury, risk management, global supply chain, business unit finance and regional finance functions.

### Current Public Company Board

- Prudential Financial, Inc. (audit committee)

### Additional Positions

- Member, board of trustees, The University of Virginia Darden School Foundation (co-chair, compensation committee)
- Member, board of directors, German American Chamber of Commerce, Inc.

### Previous Business Experience

- Senior vice president and treasurer, Tyco International Ltd (December 2002-November 2007)
- Senior vice president and treasurer, Lucent Technologies Inc. (2000-2002)
- Various finance positions of increasing responsibility, General Motors Corporation, in the U.S. and U.K., including Assistant Treasurer (1998-2000)
- Credit analyst, Dow Chemical, Frankfurt, Germany



**52** Age at Annual Meeting

# Edward McLaughlin

## President, Operations and Technology (Since May 2017)

Mr. McLaughlin oversees all of Mastercard's technology functions, including the global network, processing platforms, global technology hubs, information security and technology operations.

### Previous Mastercard Business Experience

- Chief Information Officer (January 2016-May 2017)
- Chief Emerging Payments Officer (August 2010-December 2015)
- Chief Franchise Development Officer (June 2009-August 2010)
- Global Head, Bill Payment and Healthcare (October 2005-June 2009)

### Previous Business Experience

- Group Vice President, Product and Strategy, Metavante Corporation (financial services technology company) (2002-2005)
- Co-founder and CEO, Paytrust, Inc. (online payments company acquired by Metavante Corporation in 2002) (1998-2002)



51 | **Age at Annual Meeting**

# Timothy Murphy

## General Counsel (since April 2014)

Mr. Murphy is responsible for overseeing legal affairs, public policy, corporate secretary and compliance.  He also has responsibility for Mastercard's franchise development and franchise integrity functions and its global diversity, security and privacy/information governance functions.

### Additional Positions

- Trustee, National Urban League
- Director, U.S.-Russia Business Council
- Chairman, Board of Governors, Fairfield College Preparatory School, Fairfield, Connecticut
- Director, Network for Teaching Entrepreneurship

### Previous Mastercard Business Experience

- Chief Product Officer (February 2009-March 2014)
- President, U.S. Region (November 2007-January 2009)
- Group Executive, Customer Business Planning and Analysis (April 2006-November 2007)
- Senior Vice President and Associate General Counsel (November 2002-March 2006)

### Previous Business Experience

- Associate, Cleary, Gottlieb, Steen and Hamilton, New York and London



51 | **Age at Annual Meeting**

# Craig Vosburg

## President, North America (since January 2016)

Mr. Vosburg oversees all of Mastercard's customer-facing activities in the United States and Canada, including sales, business development, strategy and relationship management with issuers, merchants, governments and merchant acquirers.

### Additional Positions

- Member, board of directors, New York Botanical Garden (audit committee)
- Member, board of directors, Sultana Education Foundation
- Former David Rockefeller fellow, Partnership for New York City

### Previous Mastercard Business Experience

- Chief Product Officer (April 2014-December 2015)
- Group Executive, U.S. Market Development (2010-2014)
- Head of Mastercard Advisors, U.S. and Canada (2008-2010)
- Head of Mastercard Advisors, Southeast Asia, Greater China and South Asia/Middle East/Africa (2006-2008)

### Previous Business Experience

- Senior member-financial services practice, Bain & Company (2002-2006) and A.T. Kearney (1997-2002)
- Vice president, CoreStates Financial Corporation (1989-1995)

# Additional Management Committee Members

| Name | Title |
|---|---|
| Ajay Bhalla | Chief Enterprise Security Solutions Officer |
| Gilberto Caldart [1] | President, Latin America and Caribbean |
| Michael Froman | Vice  Chairman and President, Strategic Growth |
| Hai Ling | Co-President, Asia Pacific |
| Garry Lyons [2] | Chief Innovation Officer |
| Raghu Malhotra | President, Middle East and Africa |
| Michael Miebach [2] | Chief Product Officer |
| Javier Perez | President, Europe |
| Raja Rajamannar | Chief Marketing & Communications Officer and President, Healthcare |
| Ari Sarker | Co-President, Asia Pacific |
| Andrea Scerch | President, Consumer Products and Processing |
| Raj Seshadri | President, U.S. Issuers |
| Kevin Stanton | Chief Services Officer |
| David Yates | President, New Payments Platforms |

[1]  Effective June 1, 2018, Mr. Caldart will become President, International.  He will succeed Ms. Cairns, who will become Vice Chairman.  Carlo Enrico will join the Management Committee at the same time, succeeding Mr. Caldart as President, Latin American and Caribbean.

[2]  Effective April 2, 2018, Mr. Miebach's role was expanded to include Mr. Lyons' responsibilities.  Mr. Lyons' last day of service will be June 1, 2018, at which time Jorn Lambert will join the Management Committee as President, Digital Solutions.

# Executive Compensation

## Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes Mastercard's executive compensation program for 2017, as well as certain elements of the 2018 program for our named executive officers (each an "NEO"), who are listed below and appear in the below Summary Compensation Table.

| Named Executive Officers | |
|---|---|
| **Ajay Banga** | President and Chief Executive Officer |
| **Martina Hund-Mejean** | Chief Financial Officer |
| **Gary J. Flood** | President, Global Products and Solutions* |
| **Ann Cairns** | President, International |
| **Craig Vosburg** | President, North America |

\* Mr. Flood's last day of service at Mastercard was December 31, 2017.  He is included in this CD&A and in the compensation tables starting on page 60 as an NEO and is excluded from "2018 Compensation Decisions" on page 53.

### Executive Summary

Mastercard's executive compensation program is designed to attract, motivate and retain our executives, including our NEOs, who are critical to Mastercard's long-term success.  Our executive compensation program is based upon and designed to address three core principles:

**Core Executive Compensation Principles**

| | |
|---|---|
| **Executive officer goals are linked with stockholder interests** | Our compensation policies are designed to align the interests of our executive officers with those of our stockholders. |
| **Pay is significantly performance based** | We provide executive compensation from a total direct compensation perspective.  This consists of fixed and variable pay, with an emphasis on variable pay to reward short- and long-term performance measured against pre-established goals and objectives. |
| **Compensation opportunities are competitive to attract and retain talented employees** | Each year, the HRCC assesses the competitiveness of total compensation levels for executives to enable us to successfully attract and retain executive talent. |

Our HRCC, which is composed solely of independent directors, is responsible for the oversight of our executive compensation program and determines the compensation to be paid to our executive officers. The committee makes decisions on executive compensation from a total direct compensation perspective. Total direct compensation is composed of base salary; target annual cash incentive; and long-term, stock-based incentive compensation.  A significant portion of our executives' compensation is performance based and at risk.  In addition, our compensation program is weighted toward long-term equity awards rather than cash compensation.  We believe this approach maximizes retention and ensures that a substantial portion of our NEOs' compensation varies based on financial and strategic performance and is directly aligned with stockholder interests.

**2017 Say-on-Pay Advisory Vote on Executive Compensation**

Each year, Mastercard provides stockholders with a say-on-pay advisory vote on its executive compensation program.  In addition to this vote, we engage with stockholders to understand their perspectives on our executive compensation program and policies, as well as their general views on pay structure and our organization. Last year, our outreach efforts resulted in active engagement with stockholders owning almost 65% of our stock.

At our 2017 annual meeting of stockholders, more than 78% of the votes cast for the say-on-pay proposal were in favor of our executive compensation program and policies.  Even though this result indicates significant stockholder support for our executive compensation program and practices, it represents a decline in support from the 90+% levels of stockholder support we have received in prior years.  As the HRCC began its annual review of our compensation practices, informed by our most recent stockholder engagement, the HRCC decided to adopt a more formulaic approach and enhance the disclosure of the performance targets and metrics of the Senior Executive Annual Incentive Compensation Plan (the "SEAICP").  Consequently, we have made the following changes to our SEAICP program and disclosures:

| Refinements to Our SEAICP |
|---|
| Clarification of financial (formulaic component) and strategic objectives that are used to determine our bonus (see pg 46) |
| Disclosure of our financial (formulaic driven results) and strategic objectives (see pg 47) |
| HRCC adjustments to formulaic financial results within a limited range of +10/-20 percentage points (see pg 47) |

The changes highlighted above are designed to reflect the ongoing work of the HRCC to enhance transparency and ensure the compensation awarded to our executives continues to be commensurate with our performance and to address the feedback we received from our stockholders through our engagement efforts.  Finally, the changes will ensure that our compensation program maintains alignment with our core Executive Compensation Principles that include:

- Alignment of interests of executives with those of our stockholders

- Significant focus on performance-based compensation

- Maintenance of compensation programs that are competitive to attract and retain talented executives

**Key Features of Our Executive Compensation Program**

The HRCC and management periodically review the compensation and benefit programs for executives and other employees to align them with the three core principles discussed above.  Accordingly, we have adopted a number of practices over the last several years that affect our executive compensation program:

| | **We Do** |
|---|---|
| ✓ | Pay for performance |
| ✓ | Align executive compensation with stockholder returns through long-term incentives |
| ✓ | Include clawback provisions in our cash and equity incentive plans and PSU grant agreements |
| ✓ | Set significant stock ownership requirements for Management Committee members (including NEOs) and guidelines for other executives and non-employee directors |
| ✓ | Use appropriate peer groups when establishing compensation |
| ✓ | Balance short- and long-term incentives |
| ✓ | Hold an annual say-on-pay advisory vote |
| ✓ | Include caps on individual payouts in executive incentive plans |
| ✓ | Mandate "double-trigger" provisions for all plans that contemplate a change in control |
| ✓ | Condition grants of long-term incentive awards on execution of a non-solicitation, non-competition and non-disclosure agreement |
| ✓ | Mitigate undue risk taking in compensation programs |
| ✓ | Include criteria in incentive plans to maximize tax deductibility |
| ✓ | Retain an independent compensation consultant |

| | **We Do Not** |
|---|---|
| 🚫 | Permit hedging or pledging of Mastercard stock |
| 🚫 | Provide excise tax gross-ups for executive officers |
| 🚫 | Provide tax gross-ups for perquisites |
| 🚫 | Reprice options without shareholder approval |
| 🚫 | Provide new evergreen employment agreements |
| 🚫 | Provide dividend equivalents on unvested equity awards |

**2017 Financial and Operational Highlights**

In 2017, Mastercard had strong financial and operational performance:

| GAAP | NON-GAAP[2] | | |
|---|---|---|---|
| **$12.5B** Net revenue | **$12.5B** Net revenue | **$4.7B** in capital returned to stockholders | **$5.2T** ↑ 10%[3] Gross dollar volume (local currency basis) YOY |
| 16% YOY | 15% YOY | | |
| **$3.9B** Net income[1] | **$4.9B** Net income (adjusted) | **$3.8B** Repurchased shares | **65.3B** ↑ 17% Switched transactions YOY |
| (4%) YOY | 17% YOY | | |
| **$3.65** Diluted EPS[1] | **$4.58** Diluted EPS (adjusted) | **$0.9B** Dividends | |
| (1%) YOY | 21% YOY | | |
| Operating margin **53.0%** | Operating margin (adjusted) **54.4%** | **$5.6B** Cash flow from operations | ↑ 15% Cross-border volume growth (local currency basis) YOY |

[1] Net income and diluted EPS in 2017 include the impacts of the 2017 U.S. tax reform of $873 million ($0.81 per diluted share), the deconsolidation of our Venezuelan subsidiaries of $108 million after tax ($0.10 per diluted share) and a provision related to a litigation settlement with Canadian merchants of $10 million after tax ($0.01 per diluted share).

[2] Non-GAAP results (as well as the related currency-neutral growth rates) exclude Special Items (as defined in Appendix A) for the applicable years. Refer to Appendix A for reconciliations of these non-GAAP financial measures to the most direct comparable GAAP financial measures and our reasons for presenting them.

[3] Adjusted for the impact of Article 8 of the EU Interchange Fee Regulation. Refer to Appendix B for Article 8 impacts on GDV.

Mastercard's strong performance has resulted in the substantial appreciation of our stock price from a split-adjusted per share price of $3.90 at the time of our initial public offering in May 2006 to a closing stock price of $151.36 per share as of December 29, 2017 (the last trading day of 2017).

**2017 Executive Compensation Highlights**

As part of the regular review of our compensation practices and the investor feedback we received in 2017, we have modified certain compensation practices to formalize our two-step bonus scoring process to first calculate the formulaic bonus score based on performance against financial targets, then to adjust this score based on performance against strategic objectives within a limited range of +10/-20 percentage points from the formulaic score (see pgs 47-48 for more information).

For 2017, each of our NEOs was provided with an opportunity to earn a cash incentive award under our Senior Executive Annual Incentive Compensation Plan, or SEAICP. The HRCC considered a number of quantitative and qualitative factors in determining the amount of the SEAICP payout for 2017. The financial and operational results highlighted above exceeded most of Mastercard's goals during 2017. Based on its assessment of Mastercard's overall performance, the HRCC established the corporate score for purposes of paying annual incentives under the SEAICP at 130% of target (see pgs 47 for more information), and each NEO's individual performance factors ranged from 125% to 145%.

The three-year performance period related to the 2015 performance stock unit ("PSU") awards concluded on December 31, 2017. The performance measures included a three-year average return on equity, three-year net revenue, three-year EPS and three-year relative total shareholder return ("TSR"), each with a threshold, target and maximum performance goal. The PSUs have a payout range of 0% to 200% of target. Based on Mastercard's three-year performance, the HRCC established the 2015 PSU payout at 180.2% of target (see pgs 49-51 for more information).

## Summary of the Annual Compensation Decision-Making Process

In December of each year, the CEO meets with the Board to review Mastercard's performance for the past year. This review focuses on the financial performance versus the net income and net revenue targets, as well as the performance against the strategic objectives from the corporate scorecard, which include:

- Securing our future through key initiatives, including driving innovation, diversifying revenue, expanding acceptance and financial inclusion, and focusing on our key differentiators

- Building a world-class culture focused on our talent and high standards in quality and integrity, where the best people want to be

- Growing market share across key products and maintaining high levels of consumer and merchant satisfaction

During this discussion, the CEO provides his assessment of the highlights and challenges from the year, summarizes performance and describes key focus areas for the upcoming year. The Chairman of the HRCC then leads an executive Board session during which the non-employee directors evaluate Mastercard's and the CEO's performance. The committee uses the input from the executive session during the compensation decision-making process.

Each NEO's annual incentive is determined based on our corporate score and each NEO's individual performance factor, weighted equally. To determine the corporate score, a financial score is first determined formulaically based on achievement against pre-established financial targets: adjusted net income (67% weighting) and adjusted net revenue (33% weighting). The HRCC then meets and discusses Mastercard's performance relative to the strategic objectives in the corporate scorecard. Through this discussion, the HRCC sets a final corporate score based on whether the HRCC believes an adjustment to the formulaically driven score (upward to a maximum of 10 percentage points or downward to a maximum of 20 percentage points) is warranted.

The corporate score, computed as described above, is used for all bonus-eligible employees in a corporate function. For those employees designated as part of a business unit, business unit performance against pre-determined business unit goals is also factored into the formulaic calculation of the corporate score used to determine those employees' bonuses. Therefore, the corporate score of an employee associated with a business unit may differ from the corporate score of a corporate-level employee.

Once the corporate score is set, the HRCC reviews the individual performance of the NEOs other than the CEO. These discussions include an assessment of each executive's impact on the corporate scorecard, potential, future contributions and core competencies. Using information compiled and supplied by the compensation consultant, including peer group compensation information, the HRCC reviews and discusses compensation recommendations for the NEOs. The committee then uses the information provided to determine the NEOs' target total direct compensation for the ensuing year (that is, base salary, annual incentive target and long-term incentive target) and the individual performance score that will be used to calculate the annual incentive amounts under the SEAICP for the most recently completed year.

The CEO is not present for the Board's or the HRCC's discussion of his performance and compensation. Following its meeting with the Board, the committee reviews peer group benchmarking information prepared by its compensation consultant and, using the information provided and input from the Board on the CEO's performance, determines its recommendation concerning the CEO's target total direct compensation for the ensuing year and the annual incentive amount under the SEAICP for the most recently completed year. The HRCC reviews its recommendations regarding the CEO with the Board of Directors.

In general, the HRCC does not make its decision regarding the NEOs' compensation based on awards made in previous years. These compensation decisions occur prior to the release of the audited financial statements for the performance year and are conditional approvals. Following the release of the audited financial statements, the HRCC makes modifications, if appropriate, and provides final approval.

## Total Direct Compensation for NEOs

The primary elements of our executive compensation program consist of base salary, annual incentive and long-term incentive compensation, which we refer to collectively as total direct compensation. The HRCC makes decisions on executive compensation from a total direct compensation perspective. The elements of compensation were selected by the committee because each element is considered by the committee to be important in meeting one or more of the objectives of our compensation philosophy.

**Primary Elements of Our Executive Compensation Program**

The following table provides information regarding the elements of total direct compensation for our NEOs in 2017:

| | BASE SALARY | ANNUAL INCENTIVE | PSUs | STOCK OPTIONS |
|---|---|---|---|---|
| **Primary Purpose** | ← Attraction and Retention → | | | |
| | | Reward Short-Term Performance | ← Reward Long-Term Performance → | |
| | | | ← Align Interests with Stockholders → | |
| **Recipients** | ← All NEOs → | | | |
| **Reviewed** | ← Annually → | | | |
| **Payment/Grant Date** | Ongoing | In February for Prior Year | ← March 1 → | |
| **Cash/Equity** | ← Cash → | | ← Equity → | |
| **Performance Period** | Ongoing | 1-Year | 3-Year | Until exercised (Up to 10-year life) |
| **Competitive Level** | Established within a range around the median of market-competitive levels of target compensation for similar positions | | | |
| **Other Considerations** | Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession | | | |

There is no pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term compensation. However, these primary elements have been weighted to ensure that a substantial amount of pay for the NEOs is variable and contingent upon meeting or exceeding pre-determined performance goals.

The variance between the target compensation of our CEO and the other NEOs arose due to the different roles, levels of responsibility, accountability for results and the higher level of compensation that is paid to chief executive officers generally among the peer group companies. The actual compensation paid to executives may vary based on individual and Mastercard financial, strategic and total shareholder return performance.

**2017 Target Total Direct Compensation**

The charts shown below illustrate the balance of the elements of total direct compensation (using the 2017 year-end target values) for Mr. Banga and the average of the other NEOs:

## Chief Executive Officer Target Total Direct Compensation Mix



AT RISK (92%)

**8%** Base Salary

**15%** Annual Incentive

**77%** Long-Term Incentive

## Other Named Executive Officers Target Total Direct Compensation Mix



AT RISK (86%)

**14%** Base Salary

**16%** Annual Incentive

**70%** Long-Term Incentive

As these charts demonstrate, a substantial majority of our NEOs' target total direct compensation is performance based and at risk. Target total direct compensation for our CEO is weighted more toward long-term incentives than the other NEOs, as the HRCC wants to encourage the CEO to primarily focus on long-term growth for Mastercard. See the "Grants of Plan-Based Awards in 2017" table on pg 62 for more information for each of our NEOs with respect to their 2017 target annual and long-term incentive awards.

**Base Salary**

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. The base salary for each NEO is determined by the HRCC based on various factors, including the peer group data for each position and the assessment of the executive officer's contributions to Mastercard's performance.

The base salary for each executive officer is reviewed as part of the annual compensation decision-making process. Increases occur, at the HRCC's discretion, when the executive officer's base salary is not reflective of the desired market position or when a change in responsibility or individual contributions warrants an adjustment.

As part of the 2016 year-end compensation decision-making process, the HRCC recommended, and the Board approved, an increase to the annual base pay of Mr. Banga to $1,250,000, Ms. Hund-Mejean to $750,000 and Mr. Vosburg to $600,000, each effective March 1, 2017. The annual base salary for the other NEOs remained unchanged.

**Annual Incentive**

The HRCC uses the SEAICP to provide a cash incentive award to the executive officers, including the NEOs, for the attainment of annual company, business unit and individual goals that are established at the start of the year.

The determination of the annual incentive, or bonus, for each of our NEOs is determined based on our corporate score and each NEO's individual performance factor, as shown on the following page. The corporate score is determined based on a scorecard consisting of financial targets and strategic objectives, while an NEO's individual performance factor is determined based on the HRCC's assessment of his or her performance versus individual objectives set out at the beginning of the year.



| **Corporate Score (0%-200%)**<br>Adjusted Net Income - SEAICP (67%) / Adjusted Net Revenue (33%)<br>**Financial score can be adjusted within a range of up 10 percentage points or down 20 percentage points** | × | **Individual Performance Factor (0%-200%)** | = | **Final Bonus as a % of Target (0%-250%)** |
|---|---|---|---|---|

In early 2017, the corporate scorecard was reviewed with the HRCC. The scorecard has two distinct components – financial goals consisting of adjusted net income and adjusted net revenue targets (measured as a "Financial Score") and strategic objectives (quantified as a "Strategic Performance Adjustment") – that are combined to establish the corporate score at year end. For the 2017 year-end process as described on page 44, we have formalized this two-step process and are disclosing the adjusted net income and adjusted net revenue targets and actual results used to establish the final corporate score under our refined, formulaic approach:

Step One: Financial performance, as detailed below, was strong versus the targets as both net income and net revenue were exceeded, resulting in a Financial Score of 141%.

| Measurement | Weighting | Minimum | Target | Maximum | Actual | Score |
|---|---|---|---|---|---|---|
| **Adjusted Net Income – SEAICP * ($ millions)** | 67% | $4,290 | $4,573 | $4,855 | $4,682 | 138% |
| **Adjusted Net Revenue * ($ millions)** | 33% | $11,346 | $11,777 | $12,208 | $11,979 | 147% |
| | | | | | **Financial Score** | 141% |

* Metrics shown differ from net income and net revenue under GAAP because they exclude the impact of translational and transactional activity related to foreign exchange rates and 2017 acquisitions. Adjusted net income – SEAICP also excludes special items consisting of the tax expense related to the 2017 U.S. tax reform, the deconsolidation of our Venezuelan subsidiaries and a provision related to a litigation settlement with Canadian merchants. Additionally, the adjusted net income - SEAICP has been normalized for income tax rates and reflects the impact of the Financial Score of 141% before the adjustment determined in Step Two as described below.

Step Two: The HRCC then considered the performance versus the strategic objectives to determine whether an adjustment to the Financial Score was warranted within the maximum adjustment range of +10 percentage points to -20 percentage points. During its discussions, the HRCC recognized management's successes in driving innovation through our digital products, displacing cash in multiple markets and defending our core business with no major client losses. While the company increased U.S. consumer credit market share and continued to build our digital solutions and roll them out on a global basis, the HRCC believes there is more work to be done. As such, the committee determined that a Strategic Performance Adjustment reduction of 11 percentage points was appropriate.

Given this adjustment, the final corporate score was calculated as follows:

| Component | Score |
|---|---|
| **Financial Score (a)** | 141% |
| **Strategic Performance Adjustment (b)** | **(11)%** |
| **Final Corporate Score (a+b)** | 130% |

As described on page 44, for those employees designated as part of a business unit, business unit performance against pre-determined business unit goals is also factored into the formulaic calculation of the corporate score used to determine those employees' annual incentive bonuses.

The primary personal objectives for each NEO in 2017 were as follows:

| Name | Summary of Each NEO's Primary 2017 Objectives |
|---|---|
| **Ajay Banga** | Delivering on key financial metrics and innovation, enhancing the perception of Mastercard in the marketplace, building/strengthening relationships with key constituents, driving organizational culture change, and positioning Mastercard for growth as the industry undergoes physical and digital convergence |
| **Martina Hund-Mejean** | Delivering on key financial metrics (including efficiencies), strategic development and execution, acquisitions and integration, and risk management |
| **Gary J. Flood** | Globally advancing core products, emerging products and services |
| **Ann Cairns** | Growing revenue globally and improving customer satisfaction in markets outside the U.S. and Canada |
| **Craig Vosburg** | Growing revenue in North America region and improving customer satisfaction |

Using its collective assessment of these items, the committee allocated the SEAICP-funded pool among the executive officers, including the NEOs, by assigning an individual performance factor to each executive officer.

This approach resulted in SEAICP payouts that were within a relatively comparable range for the NEOs. Mr. Banga received a payout under the SEAICP of 189% of target in recognition of the strong results he achieved against his 2017 objectives, including engaging with clients, merchants and governments to enhance Mastercard's perception in the market, driving innovation, continuing to lead financial inclusion efforts and instilling cultural change throughout the organization to position Mastercard for future success.

The table below sets forth the 2017 threshold, target, maximum and actual payout under the SEAICP for each of the NEOs:

| Name | Threshold (50% of bonus target) | Target (100% of bonus target) | Maximum (250% of bonus target) [1] | Actual | % of Target |
|---|---|---|---|---|---|
| **Ajay Banga** | $1,250,000 (100% of base salary) | $2,500,000 (200% of base salary) | $6,250,000 (500% of base salary) | $4,712,500 | 189% |
| **Martina Hund-Mejean** | $468,750 (62.5% of base salary) | $937,500 (125% of base salary) | $2,343,750 (312.5% of base salary) | $1,582,033 | 169% |
| **Gary J. Flood** | $406,250 (62.5% of base salary) | $812,500 (125% of base salary) | $2,031,250 (312.5% of base salary) | $1,274,102 | 157% |
| **Ann Cairns** [2] | $406,250 (62.5% of base salary) | $812,500 (125% of base salary) | $2,031,250 (312.5% of base salary) | $1,432,112 | 176% |
| **Craig Vosburg** | $300,000 (50% of base salary) | $600,000 (100% of base salary) | $1,500,000 (250% of base salary) | $975,000 | 163% |

[1] While each individual is eligible for a maximum bonus of 250% of target, the aggregate plan payout is capped at 200% of target.

[2] Cash amounts paid to Ms. Cairns are in British pounds, translated at an exchange rate of 1.6 U.S. dollars per British pound, which is used by the HRCC for consistency and internal benchmarking purposes. Ms. Cairns' actual annual incentive payment is calculated using the percentage of target shown above and applying it to her target amount in British pounds.

## Long-Term Incentives

The HRCC uses equity grants as the primary means of providing long-term incentives to our employees, including the NEOs. Stock options, PSUs and restricted stock units ("RSU") were granted to certain Mastercard executives and employees in March 2017 during the annual grant cycle. You can find information about the long-term awards to the NEOs in the "Grants of Plan-Based Awards in 2017" table (see pg 62).

In making its determination on what types of awards to grant, the HRCC considers the following:

- peer group information (see pg 56 for more information)
- trends in long-term incentive grants
- the accounting treatment of such awards
- the effect of having the CEO and other NEOs receive a significant portion of their total direct compensation in equity awards, with multi-year vesting, to motivate and provide an incentive for these officers and to align their interests with those of our stockholders
- the deductibility of stock options and PSUs under Section 162(m) of the Internal Revenue Code for performance-based compensation (for 2017 and prior years)

The HRCC determined that annual long-term incentive awards to each NEO should be in the form of 50% stock options and 50% PSUs. The committee believes that the equal split of stock options and PSUs provides a balanced focus on stock price appreciation and the successful achievement of specified financial results.

The PSU design:

- utilizes an average return on equity metric for funding purposes
- provides a balanced top and bottom line long-term focus through the use of cumulative three-year adjusted net revenue and cumulative three-year adjusted EPS metrics (equally weighted):
  - as personal consumption expenditure ("PCE") is a primary business driver in setting our financial targets and is outside of our control, the targets automatically shift, up or down, on a 1:1 basis, if the PCE falls outside of a predetermined range established at the time the awards are granted
  - targets take into account an initial assumption for share buybacks
- enhances the link with stockholder returns by adjusting, up or down, the payout from the adjusted net revenue and adjusted EPS metrics by the company's relative total stockholder return, or TSR (stock price performance plus dividends) versus the S&P 500 member companies
- provides a payout range from 0%-200% of the granted units


Return on Equity
Initial PSU Grant
Payout Range
0%-150%
Net Revenue
50% of Units
+
EPS
50% of Units
Payout Range
0%-150%
×
Relative TSR
vs. S&P 500
Modifier Range
0%-150%
=
Final PSU Payout
0%-200% of Granted Units

On March 1, 2017, the HRCC granted the following aggregate dollar amounts of stock options and PSUs under our Amended and Restated 2006 Long Term Incentive Plan ("LTIP") to the NEOs:

| Name | Stock Options [1] | Performance Stock Units [1] | Total |
|---|---|---|---|
| Ajay Banga | $6,250,000 | $6,250,000 | $12,500,000 |
| Martina Hund-Mejean | $2,125,000 | $2,125,000 | $4,250,000 |
| Gary J. Flood | $1,775,000 | $1,775,000 | $3,550,000 |
| Ann Cairns | $1,775,000 | $1,775,000 | $3,550,000 |
| Craig Vosburg | $1,150,000 | $1,150,000 | $2,300,000 |

[1] Amounts differ from the Summary Compensation Table due to rounding.

The stock option awards have an exercise price of $112.31 per share, which was the closing price of Class A common stock on the NYSE on March 1, 2017, and vest in four equal annual installments beginning on March 1, 2018. The number of PSUs awarded was converted from the dollar amount shown above using the grant date fair value, which was based on a per share price of $112.31 and standard equity valuation procedures, in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Neither the stock options or PSU awards are eligible for dividends or dividend equivalents prior to vesting.

Whether, and the extent to which, the PSUs awarded in 2017 vest will be based on Mastercard's performance against the predetermined performance objectives according to the current PSU plan design for the performance period beginning January 1, 2017 and ending December 31, 2019 as determined by the HRCC.

The PSU performance objectives are based upon various assumptions used in Mastercard's budgeting process. The HRCC does not perform any specific analysis on the probability of achieving the performance objectives; however, it relies upon its experience and collective business judgment in establishing the goals.

The HRCC established the 2017-2019 goals at the same time it authorized the PSU awards for the performance period. The committee believes that the target performance goals for the PSU awards are reasonably attainable yet provide appropriate incentives for management to continue to grow and diversify Mastercard in geographic markets with diverse product offerings. The HRCC believes that achievement of maximum performance against the goals would require exceptional corporate performance over the three-year performance period.

**Settlement of Previously Granted PSU Awards**

In 2018, following the completion of the three-year performance period of 2015-2017, Mastercard settled the PSU awards that were granted in 2015. Performance goals for the 2015 PSU awards were established by the HRCC in February 2015. At the time the performance goals were established, the metric that was selected for the purposes of seeking tax deductibility under Section 162(m) was the average return on equity over the three-year performance period. In February 2015, the committee also determined that the payout rate for the 2015 PSUs would be tied to performance against three-year adjusted net revenue, adjusted EPS and relative TSR metrics.

The following table shows the performance assessment against the adjusted net revenue and adjusted EPS metrics:

| Measurement | Minimum [1] | Target [1] | Maximum [1] | Actual | Score |
|---|---|---|---|---|---|
| 3-Year Net Revenue CAGR [2] | 6% | 10% | 15% | 10.7% | 109.00% |
| 3-Year EPS CAGR [3] | 10% | 15% | 19% | 17.3% | 131.25% |
| Average of Net Revenue and EPS Score | | | | | 120.13% |

[1] The PCE was 20 basis points ("bps") below the target range and, as such, original net revenue and EPS minimum, target and maximum were each adjusted downward by 20 bps accordingly (as per the program design description found on pg 49.

[2] Results shown differ from net revenue compound annual growth rate ("CAGR") under GAAP because they exclude (1) the impact of the 2015 and 2017 acquisitions and (2) the translational impact of foreign currency with respect to the euro and Brazilian real by translating current period results at 2014 exchange rates.

[3] Results shown differ from EPS CAGR under GAAP because they exclude (1) the impact of the 2015 and 2017 acquisitions, (2) the translational impact of foreign currency with respect to the euro and Brazilian real by translating current period results at 2014 exchange rates, (3) tax expense related to the 2017 U.S. tax reform, (4) the deconsolidation of our Venezuelan subsidiaries and (5) a provision related to a litigation settlement with Canadian merchants. The actual impact on EPS from share buybacks versus the initial assumed impact did not result in a significant change to the final PSU payout.

The 2015 PSU award also included a relative TSR modifier based on Mastercard's TSR against the S&P 500 member companies as of the start of the performance period. The modifier adjusts the above score up or down by a factor that ranges from 50% to 150%. The following table shows the relative TSR performance assessment and the final PSU payout score:

| Measurement | Minimum (50% modifier) | Target (100% modifier) | Maximum (150% modifier) | Result | Modifier (a) | Pre-TSR Score (b) | Final Payout Score (a×b) |
|---|---|---|---|---|---|---|---|
| Relative TSR Modifier | 25th percentile (TSR of 1.02%) | 50th percentile (TSR of 30.72%) | 75th percentile (TSR of 60.49%) | 86th percentile (TSR of 77.09%) | 150% | 120.13% | 180.2% |

Based on Mastercard's performance as set forth in the charts above, the committee established the 2015 PSU payout score at 180.2% of target.

## Other Elements of Compensation

In addition to the primary elements of total direct compensation described above, the NEOs may be eligible for the programs and benefits described below. The compensation related to these programs and benefits is provided in columns (h) and (i) of the Summary Compensation Table. In aggregate, they represent less than 3% of the total 2017 compensation for each NEO, as shown on the Summary Compensation Table.

### Perquisites

As approved by the HRCC, for productivity and security reasons, Mr. Banga is provided the use of a company-leased automobile, with a driver who is employed by Mastercard. This enables Mr. Banga to make more efficient use of his time while providing a high level of safety and personal security. Mr. Banga also is permitted limited use of the company-leased aircraft for personal travel. Mr. Banga reimburses Mastercard, as calculated using the Standard Industry Fare Level rates published by the Internal Revenue Service ("IRS"), for personal aircraft usage.

**Deferred Compensation**

In 2017, all U.S. employees including our U.S. NEOs whose 2016 target cash compensation (that is, base pay plus target annual incentive) was in excess of $235,000 were eligible to defer a portion of compensation into a non-qualified deferred compensation arrangement, referred to as the Mastercard Incorporated Deferral Plan. None of the NEOs elected to defer their 2017 compensation into the plan.

**Benefit Programs**

The HRCC is responsible for reviewing specific benefit arrangements for the NEOs and other key employees to determine competitiveness in the market, as well as to ensure that these programs are consistent with management's objectives to attract, retain and motivate high-performing employees. Mastercard maintains several benefit plans and programs in which the NEOs may be eligible to participate. These plans and programs include:

- **Mastercard Savings Plan ("Savings Plan")**: a 401(k) retirement plan for U.S. employees, including NEOs. For 2017, the components of the plan included employee contributions on a before-tax Roth IRA and/or after-tax basis, an employer matching contribution of 125% of the employee contributions (up to 6% of eligible compensation) and a non-elective, discretionary company contribution of up to 1.25% of eligible compensation. Eligible compensation in the Savings Plan is limited to base salary, up to the applicable IRS limit, which was $270,000 in 2017.

- **Restoration Program**: an arrangement for certain highly compensated employees, including the NEOs, eligible for employer contributions under the 401(k) plan that provides annual taxable payments intended to restore benefits that could not be earned under the Savings Plan due to limits imposed by the Internal Revenue Code, including the limit on compensation under Section 401(a)(17). Under the Restoration Program, each eligible employee's account receives an annual contribution to restore the difference between (1) the employer matching and discretionary contributions the employee could have earned under the Savings Plan in the absence of the Internal Revenue Code limits and (2) the employer matching and discretionary contributions actually earned under the Savings Plan.

- **Mastercard U.K. Pension Plan**: a defined contribution retirement scheme for U.K. employees, including Ms. Cairns. For 2017, the plan included employee and employer contributions. Employee contributions are not required; however, employees can voluntarily contribute up to 5% of their base salary for which Mastercard will make an additional contribution in accordance with a set contribution table. Eligible employees receive a company contribution equal to 10%-15% of their base salary based on a salary banding structure. Ms. Cairns has opted out of the Mastercard U.K. Pension Plan as she has reached the applicable limits under her plan. Accordingly, she has received an alternative cash allowance.

- **Mastercard's Health and Welfare programs**:

  - Health and Welfare programs are available to all U.S. employees working a minimum of 76 hours per month, including the NEOs. These programs include medical, dental, vision, flexible spending accounts, health savings accounts, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, medical, dental and life insurance coverage is available for retirees. Employees who were hired on or before June 30, 2007, including Mr. Flood, are eligible for an employer subsidy that reduces the retiree's cost for participating in the medical and dental programs. The amount of the subsidy is based on the employee's age and service upon retirement. Employees who were hired after June 30, 2007 are eligible for the same programs but without any employer subsidy.

  - Health and Welfare programs are available to all U.K. employees, including Ms. Cairns. These programs include medical, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, all eligible employees receive a Flex Allowance equal to 5% of their annual base pay that can be used to purchase additional vacation days and coverage for dental, family medical and life insurance.

## 2018 Compensation Decisions

**2018 Total Direct Compensation**

In February 2018, the HRCC made several compensation-related decisions with respect to our executives, including the NEOs (other than Mr. Flood, who left the company at the end of 2017). Using the methodology that we discussed earlier in the section titled "Total Direct Compensation for NEOs" and the process we earlier described in "Summary of the Annual Compensation Decision-Making Process," the HRCC approved the 2018 target compensation and performance targets for the year ending December 31, 2018 that will be used to determine cash incentive awards that may be paid to NEOs under the SEAICP and the performance metrics for the 2018 PSU awards.

Base salary for the NEOs remained unchanged. The 2018 annual incentive award opportunity (as a percentage of base salary) under the SEAICP for Mr. Vosburg was increased to 115% of base salary. The 2018 annual incentive award opportunity for the other NEOs under the SEAICP remained at the same level as 2017 as found on the table on pg 48.

There were no material changes to the design of the annual or long-term incentive plans.

The actual payout for each of the SEAICP participants is based upon Mastercard's achievement of the pre-established quantitative and qualitative corporate performance goals, which are included in the corporate scorecard, and their individual performance. We discussed the goals of the corporate scorecard earlier under "Total Direct Compensation for NEOs – Annual Incentive" and as stated in that section, the HRCC believes that it has established meaningful incentives for management with quantitative and qualitative performance goals set forth in the corporate scorecard, where target performance (which the committee believed to be reasonably attainable) was established based upon internal budgets, the outlook for the economy, past Mastercard performance, corporate objectives in geographic markets and product offerings.

Additionally, on March 1, 2018, the HRCC granted the following aggregate dollar amount of stock options and PSUs under our LTIP to each then employed NEO:

| Name | Stock Options | Performance Stock Units | Total |
|---|---|---|---|
| **Ajay Banga** | $6,750,000 | $6,750,000 | $13,500,000 |
| **Martina Hund-Mejean** | $2,375,000 | $2,375,000 | $4,750,000 |
| **Ann Cairns** | $1,775,000 | $1,775,000 | $3,550,000 |
| **Craig Vosburg** | $1,350,000 | $1,350,000 | $2,700,000 |

The stock option awards have an exercise price of $173.49 per share, which was the closing price of Class A common stock on the NYSE on March 1, 2018 and will vest in four equal annual installments beginning on March 1, 2019.

The PSU design for the 2018 award is consistent with the 2017 design (you can find more information on pg 49) with one modification to remove the 162(m) return on equity measurement that had been used to determine program funding for the purposes of tax deductibility. The number of PSUs awarded was converted from the dollar amounts shown above using the grant date fair value, which was based on a per share price of $173.49 and standard equity valuation procedures, in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. The PSU awards are not eligible for dividends or dividend equivalents prior to vesting. Vesting of the shares underlying the PSUs will occur, if at all, on February 28, 2021 unless earlier forfeited or accelerated. The ultimate number of shares to be released on the vesting date will be based on achievement of adjusted net revenue, adjusted earnings per share and relative TSR targets determined by the HRCC for the three-year performance period.

## Participants in the Compensation Process

**Role of the HRCC**

The HRCC approves the compensation of each executive officer, including each NEO.  The committee has exclusive authority to grant equity awards to executive officers.  The committee regularly reviews Mastercard's executive compensation and benefit policies, programs and practices and monitors applicable new rules and evolving best practices concerning executive compensation.  Pursuant to its charter, the HRCC may delegate its authority to subcommittees as it deems appropriate.  The HRCC may delegate to the Benefits Committee (or similar entity) the review and approval of legally required or non-material changes to compensation and benefit plans.

The Chairman of the HRCC determines the agenda for committee meetings with the assistance of the Chief Human Resources Officer ("CHRO"). Committee meetings are regularly attended by committee members, representatives of FW Cook (the HRCC's independent compensation consultant), the CEO, the CHRO and other representatives of management, as appropriate.  The committee also meets in executive session without members of management present.  The HRCC Chairman reports to the Board on the committee's decisions concerning, among other things, compensation of the executive officers.  At the end of each year, the HRCC reviews and makes decisions on the elements and amounts of compensation for our executive officers.  Additionally, the HRCC approves the performance targets for the long-term incentive and annual cash-based incentive awards.

**Role of the Compensation Consultant**

The HRCC retains its own independent compensation consultant that reports directly to the committee.  Since January 2011, the HRCC has engaged the services of FW Cook to provide primarily the following executive compensation consulting services:

- assist with the development and analysis of peer group companies for comparison of executive compensation
- conduct market check of executive officer compensation relative to the peer group
- advise on executive compensation and incentive plan design
- provide independent analysis and advice on CEO compensation

The compensation consultant's engagement includes reviewing and advising on all material aspects of Mastercard's executive compensation programs, including base salaries, annual incentives and equity compensation.  In addition to the primary executive compensation services described above, during 2017, the compensation consultant, among other things:

- reported on trends, developments and best practices in executive compensation
- discussed the merits of various performance metrics for incentive compensation
- reviewed and advised on perquisite practices among peer group companies
- provided advice with respect to non-employee director compensation

The compensation consultant regularly attends HRCC meetings.  In the course of performing its responsibilities to the HRCC, the compensation consultant regularly communicates with the HRCC Chairman outside of committee meetings.

From time to time, the compensation consultant also meets with the CHRO, Executive Vice President of Total Rewards and members of the Total Rewards team.  Among other things, these meetings include discussions regarding compensation-related information and a review of recommendations that the CEO may make to the HRCC concerning executive officer compensation other than his own.  The compensation consultant reports to the committee on these matters rather than to management.

While the HRCC considers the compensation consultant's input and advice, it uses its own independent judgment in making final decisions concerning compensation paid to the executive officers.  The committee has the full authority to retain and terminate the services of the compensation consultant.

The compensation consultant or its affiliates does not provide any other services to Mastercard or our affiliates unless approved by the HRCC.  No such services were provided in 2017.  After reviewing information provided by the compensation consultant regarding its independence and considering the relevant independence factors pursuant to applicable SEC rules and NYSE guidelines, the HRCC determined that no conflicts of interest existed in connection with the services the compensation consultant performed for it in 2017.

**Role of the Chief Executive Officer**

Within the framework of the compensation programs, each year, based on input from the compensation consultant, the CEO recommends the base salary, annual incentive target and long-term incentive awards for the executive officers, including the other NEOs, excluding himself.  These recommendations are based upon his assessment of each executive officer's performance, the performance of the individual's respective business or function and employee retention considerations.  The HRCC approves and ultimately determines the amounts payable to the executive officers.  The CEO does not play any role in setting his own compensation.

## Peer Group

The HRCC, with assistance from the independent compensation consultant and input from management, establishes Mastercard's peer group that is used for market comparisons and benchmarking.

The selection process begins with a list of potential peer companies, which is filtered using various criteria to determine the final list of peer companies. The following outlines the process that is undertaken by the HRCC to select the peer group, as well as the resulting list of peer companies, used for market comparisons, benchmarking and setting executive compensation for 2017:



**Peer Group**
- Accenture plc
- Adobe Systems Incorporated
- Alliance Data Systems Corporation
- American Express Company
- Automatic Data Processing Inc.
- CA, Inc.
- Capital One Financial Corporation
- Colgate-Palmolive Company
- Discover Financial Services
- Fiserv, Inc.
- Intuit Inc.
- PayPal
- Qualcomm Incorporated
- salesforce.com
- SAP SE
- S&P Global Inc.
- Visa Inc.

### 1
**Consider initial list of companies**

**Initial List:**
- Companies in similar industries
- Competitors for executive talent
- Companies that consider Mastercard a peer, are peers of our direct competitors or are considered to be our peers by third parties (i.e., analysts and proxy advisors)

### 2
**Utilize an objective set of screens to create the list of potential peer companies**

**Size Screens:**
- Revenue, market cap and market cap to revenue ratio

**Performance Screens:**
- Revenue growth, operating margin

**Business Screens:**
- Industry relevance, global presence

### 3
**Apply secondary list of screens to select the final peer group that in aggregate satisfies the desired objectives**

**Secondary Screens:**
- Company strategy, technology-focused companies, international and global brands, consulting services companies

The compensation consultant used the peer group to develop the market data materials that were provided to the HRCC to assist in the 2017 and 2018 executive compensation decision-making process.

As shown below, Mastercard's relative size rank within the peer group has remained consistent with the rankings at the time of the peer group inception in 2014:



Peer Group Percentile
December 31, 2016
Upon Peer Group Inception

While the HRCC relies on the peer group analysis to provide market data and relevant trend information, it does not target a percentile within this group and does not consider the peer group analysis as a substitute for its collective business judgment.

## Severance Agreements

Mastercard has entered into an employment agreement with Ms. Hund-Mejean, which provides severance under specified circumstances, and has entered into an employment agreement with Ms. Cairns, which provides for notice to her prior to termination (but not severance). Messrs. Banga, Flood and Vosburg and Ms. Cairns are each covered by our standard severance and change-in-control plans for key executives.

When making compensation decisions for the NEOs, the HRCC generally does not consider the potential payments that may be made in the future to the NEOs in the event of termination of employment or a change in control. The employment agreements provide a general framework for compensation and generally set minimum levels of compensation, job responsibilities and severance arrangements governing the obligations of the parties following a termination of employment or a change in control of Mastercard. The potential severance payments to Ms. Hund-Mejean under her employment agreement was approved as part of the overall employment agreement after consideration by Mastercard of the need to attract this key executive, preserve employee morale and encourage retention in the face of a potential disruptive impact of a termination of employment or a change in control of Mastercard. In addition, Mastercard believes that severance payments provide an appropriate incentive for executives to comply with the non-competition, non-solicitation and non-disclosure restrictions following a termination of employment. Moreover, the benefits provided to the NEOs in the event of a change in control of Mastercard are designed to allow the executives to assess takeover bids objectively and to maintain their sole focus on keeping the interests of stockholders the top priority.

You can find further discussion of these severance arrangements in the "Potential Payments upon Termination or Change in Control" section that follows this CD&A.

## Additional Compensation Program Features and Policies

### Stock Ownership Requirement and Guideline

The HRCC adopted a stock ownership guideline in December 2006 for the purpose of aligning the interests of the NEOs and other senior executives with the interests of stockholders. Most recently, in 2016, the ownership guideline for the Management Committee was changed to an ownership requirement. Under the ownership requirement, Mr. Banga is required to hold at least six times his base salary in Mastercard stock, and direct reports to the CEO, including the other NEOs, are required to hold at least four times their base salary in Mastercard stock. The remaining Management Committee members must hold two times their base salary in Mastercard stock. Executives subject to the ownership requirement must retain at least 50% of the net shares received from each restricted and performance stock unit vesting event until they are in compliance with the holding requirement. All of the NEOs have exceeded these required ownership levels.

The ownership guideline, in place for approximately 140 key managers and executives, calls for ownership of one times the individual's base salary in Mastercard stock. Individuals who are newly hired or promoted are given five years to attain the guideline's ownership levels.

For the ownership requirement and guideline, shares of Mastercard stock held directly or indirectly are included in the calculation of an individual's holdings. However, RSUs, PSUs and unexercised stock options are excluded from the calculation. Compliance with the ownership requirement and guideline is reviewed by the HRCC annually. If the committee determines that an executive is not in compliance with the requirement or guideline, it may direct a larger percentage of the executive's future compensation into equity-based compensation.

## Stock Option Grant Practices

The HRCC has adopted a policy with respect to equity awards that contains procedures to prevent stock option backdating or other timing issues.  Under the policy, the HRCC has exclusive authority to grant equity awards to our NEOs.  The policy provides that the committee will approve annual equity grants to employees at a meeting prior to March 1 of each year, with the dollar amount for such awards to be set at such meeting and grants to be made effective as of and with an exercise price reflecting the closing price of our Class A common stock on the NYSE on March 1 of each year.  If March 1 falls on a weekend, the exercise price for any stock options granted will be the closing price of the stock on the last trading day prior to March 1.  Grants of equity awards to new or newly promoted employees or for other special events may be made at other times in the year.  These off-cycle grants are issued using an exercise price that reflects the closing price of our Class A common stock on the effective date of the grant.

## Clawbacks

In the event of an accounting restatement of materially inaccurate financial results, the SEAICP and LTIP, as well as the PSU grant agreements, include clawback provisions under which the company may recover performance-based compensation in excess of the amounts that would have been paid or earned based on the restated financial results.  The PSU clawback is designed to recoup the shares awarded or, in the event the shares have been sold or transferred, the net proceeds from that sale or transfer.

Our NEOs' participation in the LTIP, our long-term incentive plan, is conditioned upon signing a non-solicitation, non-competition and non-disclosure agreement with Mastercard.  The non-competition covenant is effective for 12 months, and the non-solicitation covenant is effective for 24 months (18 months, in Ms. Cairns' case) after termination from Mastercard.  The agreement also contains a provision for the recovery by Mastercard, in the event of a violation of the non-solicitation, non-competition or non-disclosure covenants, of gains realized from stock options exercised during the two-year period prior to the date of the violation and the value of any stock awards other than stock options that vested in the two-year period prior to the violation or, to the extent no such stock award vested during that period, the gross amount of annual incentive payouts under the SEAICP.

## Risk Assessment

The HRCC has reviewed and assessed Mastercard's compensation policies and practices for all employees, including our NEOs.  Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the committee considers the relationship of Mastercard's risk oversight practices to employee compensation.  The committee believes that Mastercard's compensation program and policies do not create or encourage risk taking that is reasonably likely to have a material adverse effect on Mastercard.

## Tax Implications – Deductibility of Executive Compensation

As part of its role, the HRCC reviews and considers the limitations on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which requires that public companies meet specific criteria in order to deduct, for federal income tax purposes, compensation over $1 million paid to their CEO and to each of their three highest compensated executive officers, excluding their CEO and CFO.  SEAICP payments, stock options and PSUs are intended to qualify as performance-based compensation and be fully deductible for federal income tax purposes.  The committee continues to maintain the option of granting RSUs, which are subject to the deduction limitations under Section 162(m), on a limited basis.  The HRCC also may approve compensation that is not intended to qualify for a deduction under Section 162(m) if it determines that it is appropriate to do so in light of other competing interests and goals such as the attraction and retention of key executives.  In particular, the committee believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent needed for Mastercard's success.  Consistent with this practice, the HRCC previously authorized compensation in excess of $1 million to Mr. Banga that is not performance based under Section 162(m).

The exemption from 162(m)'s deduction limit for performance-based compensation has been repealed for tax years beginning after December 31, 2017.  Consequently, compensation paid to our NEOs in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

# Compensation Committee Report

The HRCC has reviewed and discussed the CD&A with management and, based on such review and discussions, the HRCC recommended to the Board that the CD&A be included in Mastercard's 2017 Annual Report on Form 10-K (the "2017 Form 10-K") and in this proxy statement.

**The Human Resources and Compensation Committee**

José Octavio Reyes Lagunes, Chairman

Silvio Barzi

Steven J. Freiberg

Julius Genachowski

Merit E. Janow

Oki Matsumoto

(April 2018)

# Compensation Committee Interlocks and Insider Participation

None of the members of the HRCC has ever served as an officer or employee of Mastercard or had any disclosable related person transaction in which Mastercard was a participant during the last fiscal year.  In addition, no executive officer of Mastercard served on the compensation committee or board of directors of a company for which any of our directors serves as an executive officer.

# Summary Compensation Table

The following table summarizes the total compensation paid or earned for 2017, 2016 and 2015 by each of the NEOs, who consist of individuals who served as our principal executive officer, our principal financial officer and our three other most highly compensated executive officers during the year ended December 31, 2017:

| Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Stock Awards ($) (e) [1] | Option Awards ($) (f) [2] | Non-Equity Incentive Plan Compensation ($) (g) [3] | Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (h) | All Other Compensation ($) (i) [4] | Total ($) (j) |
|---|---|---|---|---|---|---|---|---|---|
| Ajay Banga, President and Chief Executive Officer | 2017 | 1,241,667 | — | 6,250,006 | 6,250,027 | 4,712,500 | — | 230,268 | 18,684,468 |
| | 2016 | 1,200,000 | — | 5,750,003 | 5,749,990 | 4,032,000 | — | 160,063 | 16,892,056 |
| | 2015 | 1,200,000 | — | 5,249,860 | 5,250,005 | 3,588,000 | — | 250,598 | 15,538,463 |
| Martina Hund-Mejean, Chief Financial Officer | 2017 | 741,667 | — | 2,125,040 | 2,125,038 | 1,582,033 | — | 67,800 | 6,641,578 |
| | 2016 | 691,667 | — | 1,875,053 | 1,875,019 | 1,308,125 | — | 63,409 | 5,813,273 |
| | 2015 | 641,667 | — | 1,625,004 | 1,624,983 | 1,172,438 | — | 57,537 | 5,121,629 |
| Gary J. Flood, President, Global Products and Solutions | 2017 | 650,000 | — | 1,775,075 | 1,774,998 | 1,274,102 | — | 59,671 | 5,533,846 |
| | 2016 | 650,000 | — | 1,625,089 | 1,625,007 | 1,124,175 | — | 59,858 | 5,084,129 |
| | 2015 | 641,667 | — | 1,300,023 | 1,300,001 | 1,088,100 | — | 59,013 | 4,388,804 |
| Ann Cairns [5], President, International | 2017 | 593,759 [6] | — | 1,775,075 | 1,774,998 | 1,155,847 | — | 1,720 | 5,301,399 |
| | 2016 | 609,427 | — | 1,625,089 | 1,625,007 | 1,087,502 | — | 22,619 | 4,969,644 |
| | 2015 | 613,818 | — | 1,300,023 | 1,300,001 | 1,133,678 | — | 94,137 | 4,441,657 |
| Craig Vosburg, President, North America | 2017 | 591,667 | — | 1,150,011 | 1,149,987 | 975,000 | — | 52,519 | 3,919,184 |

[1] Represents the aggregate grant date fair value of stock awards made to each NEO computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Each amount represents aggregate fair value as of the service inception date for stock awards made with performance conditions. Aggregate grant date fair value reported for stock awards made with performance conditions is based on target performance, which was the probable outcome of the performance conditions as of the grant date. Assuming maximum performance levels were to be achieved with respect to awards with performance conditions, the value of the stock awards made with performance conditions granted to each of the named executive officers as of the grant date for 2017 would be as follows: Mr. Banga—$12,500,012; Ms. Hund-Mejean—$4,250,080; Mr. Flood—$3,550,150; Ms. Cairns—$3,550,150; Mr. Vosburg—$2,300,022. Further details with respect to these awards are included in Note 15 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2017 included in the 2017 Form 10-K.

[2] Represents the aggregate grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures made to each NEO. Assumptions used in the calculation are included in Note 15 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2017 included in the 2017 Form 10-K.

[3] Amount represents performance-based incentive compensation paid in February of the next fiscal year but earned by the NEOs in the year indicated pursuant to the SEAICP.

[4] See the All Other Compensation in 2017 table following the Summary Compensation Table for information with respect to this amount for 2017.

[5] Cash amounts received by Ms. Cairns pursuant to her agreement are paid in British pounds. In calculating the U.S. dollar equivalent for amounts that are not denominated in U.S. dollars, Mastercard translates each payment to Ms. Cairns into U.S. dollars based on an average exchange rate as of the first business day for each month during the applicable year. The average exchange rate for 2017 was 1.291348417 U.S. dollars per British pound.

[6] Salary for Ms. Cairns for 2017 includes cash payments totaling $69,149 made to her in lieu of a company pension contribution.

# All Other Compensation in 2017

The following table sets forth certain information with respect to the "All Other Compensation" column of the Summary Compensation Table for 2017 for the NEOs:

| Name<br>(a) | Perquisites & Other Personal Benefits<br>($)<br>(b) [1] | Registrant Contributions to<br>Defined Contribution Plans<br>($)<br>(c) [2] | Insurance Premiums<br>($)<br>(d) [3] |
|---|---|---|---|
| Ajay Banga | $116,705 | $108,584 | $4,979 |
| Martina Hund-Mejean | — | $64,834 | $2,966 |
| Gary J. Flood | — | $56,813 | $2,858 |
| Ann Cairns | — | $0 | $1,720 |
| Craig Vosburg | — | $51,709 | $810 |

[1] Amounts represent (1) the aggregate incremental cost to Mastercard for personal use of a leased corporate aircraft ($99,530), which is based on the variable costs to Mastercard for operating the aircraft and includes fuel costs, hourly flight charges and associated taxes (less a reimbursement to Mastercard by Mr. Banga for personal travel); and (2) the aggregate incremental cost to Mastercard of $17,175 with respect to personal use of a company-leased car by Mr. Banga, which is based on the allocation between personal and business use (based on mileage), for the cost of lease payments, insurance premiums and fuel expense in 2017.

[2] For Ms. Hund-Mejean and Messrs. Banga, Flood and Vosburg, amounts represent (1) matching contributions of up to 7.5% of eligible compensation and an annual discretionary company contribution of 1.25% of eligible compensation under the Savings Plan ($23,563 in total to each of these NEOs); and (2) Mastercard contributions to the Restoration Program (Mr. Banga—$85,021; Ms. Hund-Mejean—$41,271; Mr. Flood—$33,250; Mr. Vosburg—$28,146).

[3] Amounts represent 2017 premiums paid by Mastercard for executive life insurance coverage.

# Grants of Plan-Based Awards in 2017

The following table sets forth certain information with respect to awards granted during the year ended December 31, 2017 to each of our NEOs:

| Name (a) | Grant Date (b) | Date of Action [1,2] | Estimated Possible Payouts under Non-Equity Incentive Plan Awards [2] | | | Estimated Future Payouts under Equity Incentive Plan Awards [3] | | | All Other Stock Awards: Number of Shares of Stock or Units (#) (i) | All Other Option Awards: Number of Securities Underlying Options (#) (j) [4] | Exercise or Base Price of Option Awards ($ / Sh) (k) | Grant Date Fair Value of Stock and Option Awards ($) (l) [5] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) (c) | Target ($) (d) | Maximum ($) (e) | Threshold (#) (f) | Target (#) (g) | Maximum (#) (h) | | | | |
| Ajay Banga | 3/1/2017 | 2/6/2017 | | | | | | | | 294,396 | $112.31 | $6,250,027 |
| | 3/1/2017 | 2/6/2017 | | | | 24,753 | 49,505 | 99,010 | | | | $6,250,006 |
| | | 2/6/2017 | $1,250,000 | $2,500,000 | $6,250,000 | | | | | | | |
| Martina Hund-Mejean | 3/1/2017 | 2/6/2017 | | | | | | | | 100,096 | $112.31 | $2,125,038 |
| | 3/1/2017 | 2/6/2017 | | | | 8,416 | 16,832 | 33,664 | | | | $2,125,040 |
| | | 2/6/2017 | $468,750 | $937,500 | $2,343,750 | | | | | | | |
| Gary J. Flood | 3/1/2017 | 2/6/2017 | | | | | | | | 83,608 | $112.31 | $1,774,998 |
| | 3/1/2017 | 2/6/2017 | | | | 7,030 | 14,060 | 28,120 | | | | $1,775,075 |
| | | 2/6/2017 | $406,250 | $812,500 | $2,031,250 | | | | | | | |
| Ann Cairns | 3/1/2017 | 2/6/2017 | | | | | | | | 83,608 | $112.31 | $1,774,998 |
| | 3/1/2017 | 2/6/2017 | | | | 7,030 | 14,060 | 28,120 | | | | $1,775,075 |
| | | 2/6/2017 | $406,250 | $812,500 | $2,031,250 | | | | | | | |
| Craig Vosburg | 3/1/2017 | 2/6/2017 | | | | | | | | 54,168 | $112.31 | $1,149,987 |
| | 3/1/2017 | 2/6/2017 | | | | 4,555 | 9,109 | 18,218 | | | | $1,150,011 |
| | | 2/6/2017 | $300,000 | $600,000 | $1,500,000 | | | | | | | |

[1] On February 6, 2017, the HRCC approved grants of stock options and PSUs under the LTIP to the specified NEOs that were granted on March 1, 2017. The grants of stock options were made in accordance with Mastercard's policy for grants of stock options. For additional details, see "Stock Option Grant Practices" in the CD&A that precedes these tables.

[2] On February 6, 2017, the HRCC established threshold, target and maximum payouts for all NEOs under our SEAICP for 2017. Actual payout amounts under the SEAICP for 2017 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. See "Executive Compensation Program Elements – Annual Incentive" in the CD&A that precedes these tables.

[3] Represents an award of PSUs granted on March 1, 2017. The PSUs vest in full, if at all, on February 28, 2020. The actual number of shares of Class A common stock to be issued with respect to the PSU awards will be determined based on Mastercard's performance over the three-year period ending December 31, 2019.

[4] Represents a grant of stock options having a 10-year term and vesting in 25% increments on each of March 1, 2018, 2019, 2020 and 2021.

[5] Represents, as applicable, the grant date fair value or the fair value as of the service inception date, in each case, as computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Further details with respect to these awards and assumptions used in their calculation are included in Note 15 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2017 included in the 2017 Form 10-K. PSUs are reflected based on the aggregate grant date fair value based on target performance, which was the probable outcome of the performance conditions as of the grant date.

# Outstanding Equity Awards at 2017 Fiscal Year End

The following table sets forth certain information with respect to all outstanding option awards and stock awards held by each of our NEOs on December 31, 2017:

| Name | Stock Option Grant Date | Option Awards — Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Stock Awards — Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
|---|---|---|---|---|---|---|---|---|---|---|
| (a) | | (b) | (c) | (d) | (e) | (f) | (g) | (h) [1] | (i) [2] | (j) [1] |
| | | | | | | | 95,423 [10] | $14,443,225 | 112,189 | $16,980,927 |
| Ajay Banga | 3/1/2011 [3] | 139,020 | — | — | $24.036 | 3/1/2021 | | | | |
| | 3/1/2012 [4] | 252,600 | — | — | $42.043 | 3/1/2022 | | | | |
| | 3/1/2013 [5] | 344,600 | — | — | $51.830 | 3/1/2023 | | | | |
| | 3/1/2014 [6] | 223,059 | 74,353 | — | $77.720 | 3/1/2024 | | | | |
| | 3/1/2015 [7] | 151,822 | 151,822 | — | $90.130 | 3/1/2025 | | | | |
| | 3/1/2016 [8] | 77,368 | 232,104 | — | $90.100 | 3/1/2026 | | | | |
| | 3/1/2017 [9] | — | 294,396 | — | $112.310 | 3/1/2027 | | | | |
| | | | | | | | 29,537 [10] | $4,470,720 | 37,273 | $5,641,641 |
| Martina Hund-Mejean | 3/1/2013 [5] | 101,360 | — | — | $51.830 | 3/1/2023 | | | | |
| | 3/1/2014 [6] | 73,479 | 24,493 | — | $77.720 | 3/1/2024 | | | | |
| | 3/1/2015 [7] | 46,992 | 46,992 | — | $90.130 | 3/1/2025 | | | | |
| | 3/1/2016 [8] | 25,229 | 75,687 | — | $90.100 | 3/1/2026 | | | | |
| | 3/1/2017 [9] | — | 100,096 | — | $112.310 | 3/1/2027 | | | | |
| | | | | | | | 23,630 [10] | $3,576,637 | 31,776 | $4,809,615 |
| Gary J. Flood | 3/1/2013 [5] | 51,040 | — | — | $51.830 | 3/1/2023 | | | | |
| | 3/1/2014 [6] | 68,229 | 22,743 | — | $77.720 | 3/1/2024 | | | | |
| | 3/1/2015 [7] | 37,594 | 37,594 | — | $90.130 | 3/1/2025 | | | | |
| | 3/1/2016 [8] | 21,865 | 65,595 | — | $90.100 | 3/1/2026 | | | | |
| | 3/1/2017 [9] | — | 83,608 | — | $112.310 | 3/1/2027 | | | | |
| | | | | | | | 23,630 [10] | $3,576,637 | 31,776 | $4,809,615 |
| Ann Cairns | 3/1/2013 [5] | 21,790 | — | — | $51.830 | 3/1/2023 | | | | |
| | 3/1/2014 [6] | 62,982 | 20,994 | — | $77.720 | 3/1/2024 | | | | |
| | 3/1/2015 [7] | 37,594 | 37,594 | — | $90.130 | 3/1/2025 | | | | |
| | 3/1/2016 [8] | 21,865 | 65,595 | — | $90.100 | 3/1/2026 | | | | |
| | 3/1/2017 [9] | — | 83,608 | — | $112.310 | 3/1/2027 | | | | |
| | | | | | | | 3,258 [11] | $493,131 | 17,286 | $2,616,409 |
| Craig Vosburg | 3/1/2014 [6] | 13,122 | 4,374 | — | $77.720 | 3/1/2024 | | | | |
| | 3/1/2015 [7] | 8,314 | 8,314 | — | $90.130 | 3/1/2025 | | | | |
| | 3/1/2016 [8] | 10,092 | 30,276 | — | $90.100 | 3/1/2026 | | | | |
| | 3/1/2017 [9] | — | 54,168 | — | $112.310 | 3/1/2027 | | | | |

[1] Value is based on the December 29, 2017 per share closing market price of Class A common stock on the NYSE of $151.36.

[2] Represents for each named executive officer (1) the number of PSUs granted on March 1, 2016, which vest, if at all, on February 28, 2019 and (2) a number of PSUs granted on March 1, 2017, which vest, if at all, on February 28, 2020. The number of shares for the PSUs granted on March 1, 2016 and March 1, 2017 corresponds to the target number of shares that would be issued upon vesting.

The actual number of shares of Class A common stock to be issued and actual payout value of unearned shares with respect to the PSU awards granted on each of March 1, 2016 and March 1, 2017 will be determined based on Mastercard's performance over the three-year performance periods ending December 31, 2018 and December 31, 2019, respectively.

[3] Represents stock options granted during 2011 and vested in 25% increments on March 1 of each of 2012, 2013, 2014 and 2015.

[4] Represents stock options granted during 2012 and vested in 25% increments on March 1 of each of 2013, 2014, 2015 and 2016.

[5] Represents stock options granted during 2013 and vested in 25% increments on March 1 of each of 2014, 2015, 2016 and 2017.

[6] Represents stock options granted during 2014 and vested in 25% increments on March 1 of each of 2015, 2016, 2017 and 2018.

[7] Represents stock options granted during 2015 and vest in 25% increments on March 1 of each of 2016, 2017, 2018 and 2019.

[8] Represents stock options granted during 2016 and vest in 25% increments on March 1 of each of 2017, 2018, 2019 and 2020.

[9] Represents stock options granted during 2017 and vest in 25% increments on March 1 of each of 2018, 2019, 2020 and 2021. See the Grants of Plan-Based Awards in 2017 table for more information.

[10] Represents the number of PSUs granted on March 1, 2015, which vested on February 28, 2018, and correspond to the number of shares that were issued at a performance level of 180.2% based on Mastercard's performance over the three-year performance period ending December 31, 2017.

[11] Represents the number of RSUs granted on March 1, 2015, which vested on February 28, 2018.

# Option Exercises and Stock Vested in 2017

The following table sets forth certain information with respect to stock awards that vested for, and stock options that were exercised by, each of our NEOs during the year ended December 31, 2017:

| Name (a) | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) (b) | Value Realized on Exercise ($) [1] (c) | Number of Shares Acquired on Vesting (#) [2] (d) | Value Realized on Vesting ($) [3] (e) |
| Ajay Banga | 139,020 | $12,961,919 | 51,432 | $5,679,379 |
| Martina Hund-Mejean | 60,640 | $5,321,184 | 16,943 | $1,870,931 |
| Gary J. Flood | 76,340 | $5,189,711 | 15,732 | $1,737,206 |
| Ann Cairns | 65,370 | $3,802,573 | 14,522 | $1,603,592 |
| Craig Vosburg | 14,200 | $1,278,487 | 3,271 | $361,200 |

[1] The value realized on exercise is calculated as the number of shares acquired upon exercise, multiplied by the difference between the per share market value at the time of exercise less the option exercise price paid for the shares of Class A common stock.

[2] Value represents the number of PSUs that vested during 2017.

[3] Value realized upon vesting based on the average of the high and low market price per share of Class A common stock on the NYSE on the respective vesting date.

# Potential Payments upon Termination or Change in Control

## Employment Agreements and Arrangements

Mastercard International is party to an employment agreement with three of our NEOs—Mr. Banga, Ms. Hund-Mejean and Ms. Cairns.  In 2017, Mastercard amended Ms. Hund-Mejean's agreement to remove the excise tax gross-up provision.  In April 2018, Mastercard amended Ms. Cairns' agreement in connection with her becoming Vice Chairman effective June 1, 2018.  In addition, on April 10, 2018, the HRCC amended and restated the Mastercard International Executive Severance Plan and approved Mr. Banga to be eligible to participate in the plan.  Severance benefits under the Executive Severance Plan are in lieu of any benefits previously provided for under Mr. Banga's employment agreement.  We have publicly filed with the SEC (or expect to file with the SEC after we file this Proxy Statement) our employment agreements/arrangements with each of our NEOs.

Below are descriptions of each of our NEO's employment arrangements, including potential events of termination and related payments.  See Potential Payments Tables (pgs 70-73) for specific amounts that would have been payable to each of our NEOs had a termination event occurred on December 31, 2017.

### Term

The employment agreements for Mr. Banga and Ms. Hund-Mejean provide for automatic one-year renewals unless either party gives at least 90 days' prior written notice.

Ms. Cairns is employed by Mastercard U.K. for an indefinite term and may terminate her employment with six months' written notice or may be terminated by Mastercard U.K. with the longer of six months or the statutory notice period.

Mr. Flood left Mastercard on December 31, 2017.

### Compensation

Each NEO receives a base salary that is subject to adjustment based on an annual performance review by the HRCC.  Additionally, each executive is eligible to participate in annual and/or long-term bonus or incentive plan(s) generally available to other executive officers, as well as other applicable Mastercard International or Mastercard U.K. employee compensation and benefit plans and programs, including the LTIP and SEAICP.  For the period beginning June 1, 2018, Ms. Cairns will not be eligible for future cash bonus payments.

### Events of Termination of Employment and Related Payments

*Banga and Hund-Mejean*

The following table sets forth termination events and applicable payments for Mr. Banga and Ms. Hund-Mejean:

| Termination Event* | Components of Termination Payment | |
|---|---|---|
| **Death** | | • Target annual incentive bonus for year in which termination occurs if not already paid (plus the target annual incentive bonus earned for the previous year, if not already paid) |
| **Disability** | | • For Mr. Banga, annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid)<br><br>• For Ms. Hund-Mejean, target annual incentive bonus prorated for year of termination (plus the target annual incentive bonus earned for the previous year, if not already paid) |
| **For Cause, Voluntary Resignation or Non-Renewal by the Executive** | | • No additional payments |
| **Without Cause, with Good Reason or (for Ms. Hund-Mejean) Non-Renewal by Mastercard International** | • Base salary earned but not paid through date of termination<br>• Payment for all accrued but unused vacation time<br>• Additional benefits, if any and as applicable, under Mastercard plans or programs | • Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid)<br><br>• For Ms. Hund-Mejean, severance payable over 24 months (the severance period) equal to base salary continuation for 24 months plus two times the average annual bonus earned by the executive in the prior two years of employment before termination<br><br>• For Mr. Banga, base salary continuation for 18 months (the severance period) following termination (extendable by an additional six months at Mastercard's sole discretion) plus an amount equal to 1.5 times the annual incentive bonus paid to the executive for the year prior to termination, paid ratably over the severance period in accordance with Mastercard's annual incentive bonus pay practices (or up to an amount equal to two times the bonus for the prior year, payable over 24 months at Mastercard's discretion)<br><br>• Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter<br><br>• Reasonable outplacement services for the shorter of the severance period or the period of unemployment |
| **Mandatory Retirement** | | • Annual incentive bonus for year in which termination occurs (plus the annual incentive bonus earned for the previous year, if not already paid) based upon Mastercard's actual performance (prorated for Ms. Hund-Mejean)<br><br>• Additional vested benefits to which the executive is entitled following termination |

\* For certain defined terms used in this table, see Definitions on pgs 69-70.

*Cairns, Flood and Vosburg*

***Termination Events and Payments*** The following table sets forth termination events and applicable payments for Ms. Cairns and Mr. Vosburg. Following his departure on December 31, 2017, Mr. Flood has begun receiving the benefits contemplated by his employment arrangement with Mastercard. The potential payments table below reflects only the applicable termination event and the actual payment he is receiving.

| Termination Event* | Components of Termination Payment | |
|---|---|---|
| **Death** | | • Target annual incentive bonus for year in which termination occurs (plus the target annual incentive bonus earned for the previous year, if not already paid) |
| **Disability** | | • Target annual incentive bonus prorated for year of termination (plus the target annual incentive bonus earned for the previous year, if not already paid) |
| **For Cause or Voluntary Resignation** | | • No additional payments |
| **Without Cause or with Good Reason** | • Base salary earned but not paid through date of termination<br>• Payment for all accrued but unused vacation time<br>• Additional benefits, if any and as applicable, under Mastercard plans or programs | • Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid)<br><br>• Base salary continuation for 18 months (the severance period) following termination (extendable by an additional six months at Mastercard's sole discretion)<br><br>• An amount equal to 1.5 times the annual incentive bonus paid to the executive for the year prior to termination, paid ratably over the severance period and in accordance with Mastercard's annual incentive bonus pay practices (or up to an amount equal to two times the bonus for the prior year, payable over 24 months at Mastercard's discretion)<br><br>• Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) (not applicable to Ms. Cairns) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter<br><br>• Reasonable outplacement services for the shorter of the severance period or the period of unemployment |
| **Mandatory Retirement** | | • Other than Ms. Cairns, annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) |

\* For certain defined terms used in this table, see Definitions on pg 69-70.

***Additional Termination Events and Payments for Ms. Cairns*** Mastercard U.K. may elect, in lieu of providing notice of termination, to pay Ms. Cairns' base salary and the value of any other contractual benefits she would have otherwise received during the notice period. Additionally, Mastercard U.K. may terminate Ms. Cairns' employment at any time and without notice in the event that she engages in gross misconduct, including theft, damage to company property, fraud, conviction of certain crimes, incapacity to work due to being under the influence of alcohol or illegal drugs, in the loading of unlicensed or illegal software onto company hardware, deliberate breach of company policies on use of computer systems and software, physical assault or gross insubordination, unauthorized use or disclosure of confidential information, repeated material breach of her obligations to Mastercard U.K., personal bankruptcy or mental disability as a patient under applicable laws.

***"Double Trigger" Change-in-Control Payments*** If, within the six months preceding or two years following a Change in Control, Mr. Vosburg or Ms. Cairns terminates his or her employment with Mastercard International or its successor for Good Reason or is terminated by Mastercard International or its successor without Cause, he or she will be entitled to the following termination payments:

| **"Double-Trigger" Severance Payments** |
| --- |
| • Lump sum payments within 30 days following date of termination of (1) all base salary earned but not paid and (2) all accrued but unused vacation time |
| • Pro rata portion of the annual incentive bonus payable in year of termination and previous year, if not already paid |
| • Base salary continuation for 24 months following termination (the severance period) |
| • Annual bonus payments following the date of termination, the aggregate amount equal to the average annual bonus received by the executive over the prior two years of employment, payable ratably over the severance period |
| • Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) (not applicable to Ms. Cairns) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter |
| • Reasonable outplacement services for the shorter of the severance period or the period of unemployment |
| • Such additional benefits, if any, that the executive would be entitled to under applicable Mastercard plans and programs (other than severance payments) |

### Release of Claims

Each NEO is required to enter into a separation agreement and release of claims against Mastercard International in order to receive payment for severance, Change in Control and other payments on account of termination other than for Cause, with Good Reason or for non-renewal.

#### Additional Terms

### Restrictive Covenants

All of the executives are subject to Mastercard International's standard restrictive covenants for executive employees, including non-disclosure, non-competition and non-solicitation obligations.

In addition, each executive has signed a separate non-compete agreement, including agreements in order to receive long-term incentive awards and, for at-will employees, specified severance and Change-in Control-payments as follows:

| Executive | Long-Term Incentive Awards | Severance Plan Payments | Change-in-Control Payments |
|---|---|---|---|
| **Mr. Banga** | • 12-month non-compete<br>• 18-month non-solicit<br>• In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation | • Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination) | • Two-year non-compete and non-solicit |
| **Ms. Hund-Mejean** | • 12-month non-compete<br>• 24-month non-solicit<br>• In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation | • Not applicable (addressed per employment agreement) | • Not applicable (addressed per employment agreement) |
| **Ms. Cairns** | • 12-month non-compete<br>• 18-month non-solicit<br>• In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation | • Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination) | • Two-year non-compete and non-solicit |
| **Messrs. Flood and Vosburg** | • 12-month non-compete<br>• 24-month non-solicit<br>• In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation | • Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination) | • Two-year non-compete and non-solicit |

**Definitions**

*Cause*

Defined as (a) willful failure of the executive to perform duties or responsibilities (other than due to disability); (b) engagement in serious misconduct that is injurious to Mastercard, including, but not limited to, damage to its reputation or standing in the industry; (c) conviction of, or entering into a plea of guilty or nolo contendere to, a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude; (d) the material breach of any written covenant or agreement with Mastercard International not to disclose any information pertaining to Mastercard International; or (e) the breach of our Code of Conduct, the Supplemental Code of Ethics, any material provision of the employment agreement or any material provision of other specified Mastercard or Mastercard International policies.

Notice of termination for cause must state the date of termination and identify the grounds upon which termination is based.

### *Good Reason*

Defined as: (a) the assignment to a position for which the executive is not qualified or a materially lesser position than the position held; (b) a material reduction in annual base salary other than a 10% or less reduction, in the aggregate, over the term of employment; (c) the relocation of the executive's principal place of employment to a location more than 50 miles from his or her principal place of employment; and (d) for Mr. Banga and Ms. Hund-Mejean, the failure by Mastercard International to obtain an agreement from any successor to Mastercard International to assume and agree to perform any employment agreement between the executive and Mastercard International.

### *Change-in-Control*

Defined as the occurrence of any of the following events (other than by means of a public offering of Mastercard Incorporated's equity securities):

(a) the acquisition by any person of beneficial ownership of more than 30% of the voting power of the then outstanding equity shares of Mastercard (the "Outstanding Registrant Voting Securities"), subject to specified exceptions

(b) a change in the composition of the Board that causes less than a majority of Mastercard's directors then in office to be members of the Board, subject to specified exceptions

(c) consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of Mastercard's assets or the purchase of assets or stock of another entity (a "Business Combination"), in each case, unless immediately following such Business Combination (1) all or substantially all of the persons who were the beneficial owners of the Outstanding Registrant Voting Securities immediately prior to such Business Combination will beneficially own more than 50% of the then outstanding voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such Business Combination in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Registrant Voting Securities, (2) no person will beneficially own more than a majority of the voting power of the then outstanding voting securities of such entity except to the extent that such ownership of Mastercard existed prior to the Business Combination and (3) at least a majority of the members of the board of directors of the entity resulting from such Business Combination will have been members of the incumbent Mastercard Board at the time of the initial agreement, or an action of Mastercard's Board, providing such Business Combination

(d) approval by Mastercard's stockholders of a complete liquidation or dissolution of Mastercard

### *Mandatory Retirement*

Each executive other than Ms. Cairns is required to retire on the last day of the calendar year in which he or she reaches the age of 65.

## Potential Payments Tables

Below are tables showing the potential payments upon termination of employment or a change in control of Mastercard for each of the NEOs assuming the event took place on December 31, 2017, the last business day of our 2017 fiscal year, and assuming Mr. Banga's participation in the Mastercard International Executive Severance Plan as of such date. For Mr. Flood, the table reflects what he was actually entitled to receive when he left Mastercard on December 31, 2017. Following the tables are footnotes that provide additional information with respect to other potential payments and benefits.

In the tables, the equity awards shown for the NEO represent the value of unvested RSUs, PSUs and stock options that would vest or continue to vest in the event of termination or change in control, as applicable, based on the $151.36 per share closing price of Class A common stock on the NYSE on December 29, 2017 (the last trading day of 2017). In the event of termination by Mastercard without Cause or by the executive with Good Reason in connection with a Change in Control, all unvested RSUs and stock options held by an NEO would immediately become vested. If an NEO who is retirement-eligible is terminated without Cause or terminates his or her employment for Good Reason (other than in connection with a Change in Control), all unvested RSUs and stock options would vest according to the terms of the award. If an NEO who is not retirement-eligible (as defined in the LTIP) is terminated without Cause or terminates his or her employment for Good Reason (other than in connection with a Change in Control), all unvested RSUs and stock options would not become vested.

In the event of a Change in Control, the PSUs would continue to vest in accordance with the terms of the grant to the extent the achievement of the relevant performance goals could continue to be measured subsequent to the Change in Control. To the extent achievement of the relevant performance goals could no longer be measured, all of the NEO's unvested PSUs would vest in accordance with the terms of such grants on February 28, 2017, February 28, 2018 and February 28, 2019, respectively, conditioned upon the NEO's continued employment with Mastercard, as of those dates, and would be paid at a target level of performance. In the event that, within six months preceding, or two years following, a Change in Control, the NEO is terminated without Cause or with Good Reason, all of the NEO's then unvested PSUs would vest immediately and be payable at a target level of performance, conditioned upon the NEO's compliance with his or her non-competition and non-solicitation agreements.

If an NEO who is retirement-eligible (as defined in the LTIP) is terminated without Cause (other than in connection with a Change in Control or voluntarily resigns, or if an NEO has a qualifying termination due to disability (as defined in the LTIP or applicable award agreement), all unvested RSUs, PSUs and stock options would continue to vest according to the terms of the award. If an NEO who is not retirement-eligible is terminated without Cause or terminates his or her employment for Good Reason (other than in connection with a Change in Control, all unvested RSUs, PSUs, and stock options would not become vested. However, beginning with RSUs and PSUs granted in 2017, if an NEO has a job elimination (as defined in the applicable award agreements), a pro rata portion of the awards would continue to vest according to the terms of the award.

In the event of the NEO's death, all unvested RSUs, PSUs (at a target level of performance) and stock options held by the NEO would immediately become vested.

| | Ajay Banga | | | | | |
|---|---|---|---|---|---|---|
| **Benefit** | **Death** | **Disability** | **For Cause** | **Voluntary** | **Without Cause / with Good Reason** | **Termination Following Change in Control** |
| **Cash Severance** [1] | $— | $— | $— | $— | $7,801,232 | $9,922,986 |
| **Annual Incentive Award** | $2,500,000 | $4,712,500 | $— | $— | $4,712,500 | $4,712,500 |
| **Unvested Equity** [2] | | | | | | |
| Restricted Stock Units | $— | $— | $— | $— | $— | $— |
| Unexercisable Options | $40,486,271 | $40,486,271 | $— | $— | $— | $40,486,271 |
| Performance Stock Units | $24,996,044 | $24,996,044 | $— | $— | $2,081,351 | $24,996,044 |
| *Total* | $65,482,315 | $65,482,315 | $— | $— | $2,081,351 | $65,482,315 |
| **Other Benefits** [3] | | | | | | |
| Health and Welfare | $— | $— | $— | $— | $26,571 | $26,571 |
| Outplacement | $— | $— | $— | $— | $45,000 | $45,000 |
| *Total* | $— | $— | $— | $— | $71,571 | $71,571 |
| **Total** | $67,982,315 | $70,194,815 | $— | $— | $14,666,654 | $80,189,372 |

| Benefit | Death | Disability | For Cause | Voluntary | Without Cause / with Good Reason / Non-Renewal | Termination Following Change in Control |
|---|---|---|---|---|---|---|
| | | | **Martina Hund-Mejean** | | | |
| **Cash Severance** [1] | $— | $— | $— | $— | $3,903,070 | $3,903,070 |
| **Annual Incentive Award** | $937,500 | $937,500 | $— | $— | $1,582,033 | $1,582,033 |
| **Unvested Equity** [2] | | | | | | |
| Restricted Stock Units | $— | $— | $— | $— | $— | $— |
| Unexercisable Options | $13,226,319 | $13,226,319 | $— | $13,226,319 | $13,226,319 | $13,226,319 |
| Performance Stock Units | $8,122,583 | $8,122,583 | $— | $8,122,583 | $8,122,583 | $8,122,583 |
| **Total** | $21,348,902 | $21,348,902 | $— | $21,348,902 | $21,348,902 | $21,348,902 |
| **Other Benefits** [3] | | | | | | |
| Health and Welfare | $— | $— | $— | $— | $34,077 | $34,077 |
| Outplacement | $— | $— | $— | $— | $45,000 | $45,000 |
| **Total** | $— | $— | $— | $— | $79,077 | $79,077 |
| **Total** | $22,286,402 | $22,286,402 | $— | $21,348,902 | $26,913,082 | $26,913,082 |

| Benefit | Death | Disability | For Cause | Voluntary | Without Cause / with Good Reason | Termination Following Change in Control |
|---|---|---|---|---|---|---|
| | | | **Ann Cairns** [4] | | | |
| **Cash Severance** [1] | $— | $— | $— | $— | $2,294,149 | $2,975,338 |
| **Annual Incentive Award** | $655,763 | $655,763 | $— | $— | $1,155,847 | $1,155,847 |
| **Unvested Equity** [2] | | | | | | |
| Restricted Stock Units | $— | $— | $— | $— | $— | $— |
| Unexercisable Options | $11,131,121 | $11,131,121 | $— | $11,131,121 | $11,131,121 | $11,131,121 |
| Performance Stock Units | $6,794,399 | $6,794,399 | $— | $6,794,399 | $6,794,399 | $6,794,399 |
| **Total** | $17,925,520 | $17,925,520 | $— | $17,925,520 | $17,925,520 | $17,925,520 |
| **Other Benefits** [3] | | | | | | |
| Health and Welfare | $— | $— | $— | $— | $11,224 | $11,224 |
| Outplacement | $— | $— | $— | $— | $45,000 | $45,000 |
| **Total** | $— | $— | $— | $— | $56,224 | $56,224 |
| **Total** | $18,581,283 | $18,581,283 | $— | $17,925,520 | $21,431,740 | $22,112,929 |

| Benefit | Death | Disability | For Cause | Voluntary | Without Cause / with Good Reason | Termination Following Change in Control |
|---|---|---|---|---|---|---|
| | | | **Craig Vosburg** | | | |
| **Cash Severance** [1] | $— | $— | $— | $— | $2,056,926 | $2,508,141 |
| **Annual Incentive Award** | $600,000 | $600,000 | $— | $— | $975,000 | $975,000 |
| **Unvested Equity** [2] | | | | | | |
| Restricted Stock Units | $493,131 | $493,131 | $— | $— | $— | $493,131 |
| Unexercisable Options | $4,801,136 | $4,801,136 | $— | $— | $— | $4,801,136 |
| Performance Stock Units | $2,616,409 | $2,616,409 | $— | $— | $382,941 | $2,616,409 |
| **Total** | $7,910,676 | $7,910,676 | $— | $— | $382,941 | $7,910,676 |
| **Other Benefits** [3] | | | | | | |
| Health and Welfare | $— | $— | $— | $— | $22,378 | $22,378 |
| Outplacement | $— | $— | $— | $— | $45,000 | $45,000 |
| **Total** | $— | $— | $— | $— | $67,378 | $67,378 |
| **Total** | $8,510,676 | $8,510,676 | $— | $— | $3,482,245 | $11,461,195 |

| Benefit | Gary Flood [5] Without Cause / with Good Reason |
|---|---|
| *Cash Severance* [1] | $3,417,638 |
| *Annual Incentive Award* | $1,274,102 |
| *Unvested Equity* [2] | |
| Restricted Stock Units | $— |
| Unexercisable Options | $11,259,917 |
| Performance Stock Units | $6,794,399 |
| *Total* | $18,054,316 |
| *Other Benefits* [3] | |
| Health and Welfare | $23,264 |
| Outplacement | $45,000 |
| *Total* | $68,264 |
| **Total** | $22,814,320 |

[1] For Mr. Banga, the amount relating to severance payable other than in connection with a Change in Control reflects payment over an 18-month period and is equal to 1.5 times the sum of the executive's 2017 base salary plus bonus paid for services in 2016 (although Mastercard has discretion to provide such cash severance for up to 24 months). For Ms. Hund-Mejean, the amount would be paid over a 24-month period and is equal to two times the sum of the executive's 2017 base salary and a two-year average of bonus paid for services in 2015 and 2016, whether the termination was in connection with a Change in Control or not. Represents present value of severance award to be given in 24 equal monthly installments for Ms. Hund-Mejean, and 18 equal monthly installments for all other executives. The amount reflects payment delays due to IRC Section 409A. For Mr. Banga, Ms. Cairns, Mr. Flood and Mr. Vosburg, the amounts payable in connection with a Change in Control would be paid over a 24-month period and is equal to two times the sum of the executive's 2017 base salary and the average of bonus paid for services in 2015 and 2016. For all NEOs, cash severance reflects the present value of this calculation using discount rate of 1.82%, equal to 120% of the semiannual applicable short-term federal rates for December 2017.

[2] For the PSU in the "Without Cause/with Good Reason" column, the amount reflects pro rata vesting for the 2017 award only. For the PSUs in the "Change-in-Control" column, the amount reflects a Change in Control of Mastercard in which the company thereafter is unable to assess its performance against the specified objectives. Accordingly, consistent with the terms of the PSU awards, the amounts represented in the "Change-in-Control" column represent target level of performance. For the PSUs in the "Disability" column, the amount reflects the performance level at which Mastercard accrued the PSUs in its 2017 year-end financial statements based on Mastercard's assessment of its obligations based on quantitative and qualitative considerations of actual and forecasted results (with respect to the awards granted in 2015, 2016 and 2017). Further details with respect to these awards are included in Note 15 ("Share-Based Payments") to Mastercard's audited financial statements for the year ended December 31, 2017 included in the 2017 Form 10-K.

[3] Includes continued health and welfare benefits; namely, health coverage, dental coverage, vision coverage, individual life insurance and individual disability insurance for 18 months following termination and outplacement assistance.

[4] For Ms. Cairns, cash amounts are translated using an exchange rate of 1.29134844 U.S. dollars per British pound (calculated as described in footnote 5 of the Summary Compensation Table).

[5] Cash severance will be paid over a 24-month period beginning January 2018 and is equal to two times the sum of Mr. Flood's 2017 base salary and bonus paid for services in 2016. At the time Mr. Flood left the company, he was considered retirement-eligible for the purposes of his unvested equity, and, as such, all unvested equity continues to vest according to the original terms and conditions of the awards.

# Equity Compensation Plan Information

The table below presents information as of December 31, 2017 for the LTIP and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan, both of which previously have been approved by stockholders.  Mastercard does not have any equity compensation plans that have not been approved by stockholders.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding shares reflected in column (a)) (c) |
|---|---|---|---|
| **Equity compensation plans approved by stockholders** | 13,328,523 [1,2] | $77.27 [3] | 55,046,047 |
| **Equity compensation plans not approved by stockholders** | — | $— | — |
| **Total** | 13,328,523 [1,2] | | 55,046,047 |

[1] The LTIP authorizes the issuance of stock options, restricted stock, RSUs, PSUs and other stock-based awards, and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan authorizes the issuance of DSUs and other awards provided for by the LTIP, such as restricted stock.  Of the total number of shares: (a) 8,624,903 shares may be issued pursuant to outstanding stock options; (b) 4,115,300 shares may be issued pursuant to outstanding RSUs; (c) 485,679 shares may be issued pursuant to outstanding PSUs (see footnote (2) below); and (d) 102,641 shares may be issued pursuant to outstanding DSUs.

[2] The number of shares to be issued pursuant to outstanding PSUs represents the aggregate number of PSUs granted in each of 2015, 2016 and 2017, corresponding to the number of shares of our Class A common stock.  The PSUs are based on the expected performance over the three-year period ending December 31, 2017, 2018 and 2019, respectively.  The PSUs to be issued will be based on actual performance levels up to a maximum of 200%.

[3] The weighted-average exercise price of outstanding options, warrants and rights excludes the RSUs, PSUs and DSUs.

# CEO Pay Ratio Disclosure

Under Section 953(b) of the Dodd Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of SEC Regulation S-K, we are required to provide the ratio of the annual total compensation of our CEO, Mr. Banga, to the median annual total compensation of all our employees, except our CEO.

For 2017, the annual total compensation of our identified median employee (that is, the median employee across all employees of the Company other than the CEO) was $120,499, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, which includes base pay, incentive compensation, long-term incentive awards and matching pension contributions made by the Company, as well as the change in pension value during 2017.  Mr. Banga's annual total compensation for 2017 as reported in the Summary Compensation Table was $18,684,468.  Accordingly, for 2017, the ratio of the compensation of our CEO to the compensation for our median employee was estimated to be 155 to 1.

To identify the median employee, we used the following methodology:

- We collected employee data of all employees globally, whether employed on a full-time, part-time, or temporary basis as of December 31, 2017

- We annualized the compensation of all new employees (other than temporary employees) who were hired by the Company between January 1 and December 31, 2017 to reflect their estimated compensation over the entire year

- We applied an exchange rate as of December 1, 2017 to convert all international currencies into U.S. dollars

- We used total base pay and annual bonus target as of December 31, 2017 and actual long-term incentive award granted in 2017 as our consistently applied compensation measure

We believe our pay ratio presented above is a reasonable estimate.  As the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, estimates, and assumptions, our pay ratio may not be comparable to the pay ratios reported by other companies.  Furthermore, the SEC has stated that it did not believe a purpose of the pay ratio rule was to facilitate comparisons among companies.

# Proposal 2:  Advisory Approval of Mastercard's Executive Compensation



**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ADVISORY APPROVAL OF OUR EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT**

In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve an advisory (non-binding) resolution on the compensation of our NEOs.  As previously described in detail in the CD&A, our compensation and benefit programs are significantly performance based and are designed to attract, retain and motivate our NEOs, who are critical to our success, and to align their interests with those of our stockholders.  Our Board continues to believe that our executive compensation program and policies are effective in achieving these core principles.

The HRCC routinely reviews the compensation and benefit programs for our NEOs to ensure that they achieve the desired goals of closely aligning our executive compensation with performance and with our stockholders' interests.  These reviews have resulted in a number of changes over the last several years.

This year, as part of this regular review and informed by investor feedback we received, we have modified certain compensation practices to formalize our two-step bonus scoring process to first calculate the formulaic bonus score based on performance against financial targets, then to adjust this score based on performance against strategic objectives within a limited range of +10/-20 percentage points from the formulaic score.

We are asking stockholders to indicate their support for our NEO compensation as described in this proxy statement.  This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to endorse or not endorse our executive compensation.  This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement.  Accordingly, we are asking stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to Mastercard's named executive officers, as disclosed in this proxy statement pursuant to the SEC rules, including the Compensation Discussion and Analysis, compensation tables and any related narrative discussion, is hereby approved."

Because this vote is advisory, it will not be binding on Mastercard, the Board or the HRCC.  However, the Board and the HRCC value the opinions of our stockholders and will review and consider the voting results when considering our executive compensation program.

Our Board has determined to hold annual say-on-pay advisory votes.  Unless the Board determines otherwise, the next say-on-pay advisory vote will be held at our 2019 annual meeting of stockholders.

---

**For an understanding of our executive compensation program information and in particular, the changes we made this year, we strongly encourage you to read:**
- our CD&A (pgs 40-58)
- the 2017 Summary Compensation Table and additional compensation tables (pgs 60-64)

# Audit

## Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm for 2018



**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS MASTERCARD'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2018**

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Mastercard's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm to audit the financial statements of Mastercard Incorporated and its subsidiaries for the year ending December 31, 2018. PwC has served as our independent registered public accounting firm since 1989.

The Audit Committee conducted its annual evaluation of PwC, considering the factors described in the Audit Committee Report. Based on this evaluation, the committee believes that the continued retention of PwC to serve as our independent registered public accounting firm is in the best interests of Mastercard and our stockholders, and a resolution will be presented at the Annual Meeting to ratify PwC's appointment. Although ratification is not required by applicable laws, our by-laws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification because we value your views on our independent registered public accounting firm. The Audit Committee intends to carefully consider the results of the vote. If the stockholders do not ratify the appointment of PwC, the committee will reconsider PwC's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Mastercard and our stockholders.

A PwC representative is expected to be present at the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions.

## Auditor's Services and Fees

### Audit Committee Pre-approval of Audit and Non-audit Services

The Audit Committee and Mastercard have adopted policies and procedures pertaining to the provision by Mastercard's independent registered public accounting firm of any audit or non-audit services. The policies and procedures in place specifically require Audit Committee pre-approval of all audit and non-audit services. In addition, proposed services of the independent registered public accounting firm materially exceeding any pre-approved project scope, terms and conditions or cost levels require prior approval by the Audit Committee. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee Chairman and to the committee at its next regular meeting. The Audit Committee may delegate power to its chairman to pre-approve, in certain circumstances, any engagements or changes in engagements by the independent registered public accounting firm for audit or non-audit services. All fees paid to PwC in 2017 in connection with engagements were pre-approved in accordance with Mastercard's policies and procedures.

The Audit Committee and Mastercard also have adopted policies and procedures to help ensure the independence of our independent registered public accounting firm and periodically consider whether there should be a regular rotation of the firm.  Further, in addition to assuring the mandated rotation of the lead audit partner in accordance with SEC rules, the Audit Committee oversees the selection of the independent registered public accounting firm's lead engagement partner.  The process for selection of the lead engagement partner involves a meeting between the Audit Committee chairman and the candidate for the role, as well as discussions with the committee and management.  We rotated our lead audit partner in 2018.

## Audit Fees and All Other Fees

Set forth below are the aggregate audit and non-audit fees billed to Mastercard by PwC for 2017 and 2016 (in thousands):

| Type of Fee | Description | 2017 | 2016 |
|---|---|---|---|
| **Audit Fees** | For the annual integrated audit and the quarterly reviews of the consolidated financial statements.  Also includes the statutory audits required in certain countries or jurisdictions in which we operate | $7,734 | $6,644 |
| **Audit-Related Fees** | For assurance and audit-related services (but not included in the audit fees set forth above), including the internal controls review of selected information systems | $783 | $836 |
| **Tax Fees** | For tax compliance, tax advice and tax planning services | $868 | $428 |
| **All Other Fees** | For assessments of certain processes and accounting information research tools | $34 | $17 |
| **Total** | | $9,419 | $7,925 |

# Audit Committee Report

Mastercard's Audit Committee operates under a written charter adopted by the Board.  You can find the charter in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance."  The charter details the committee's responsibilities and practices.  It is reviewed and updated annually as appropriate to reflect the committee's evolving role and to address regulatory changes, evolving oversight practices and investor feedback.

## Primary Responsibilities

The Audit Committee assists the Board in its oversight of:

- quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- qualifications, performance and independence of the independent registered public accounting firm engaged to perform the integrated audit of the company

- risk assessment and risk management of the company
- performance of Mastercard's internal audit function
- quality of Mastercard's internal controls

## 2017 Actions

In 2017, the Audit Committee met nine times and fulfilled its duties and responsibilities.  Among other things, the committee performed the following:

**Reporting**

- Met regularly with management, the General Auditor and PwC to discuss the overall quality of Mastercard's financial accounting and reporting

- Reviewed and discussed with management and PwC Mastercard's financial statements, earnings releases, and quarterly and annual reports prior to furnishing to or filing with the SEC

- Reviewed with management, the General Auditor and PwC the results of internal and external audit examinations and approved internal and external audit plans, which were developed based on a risk-based methodology and evaluation

**Independent Auditor**

- Approved all audit, audit-related and non-audit fees and services consistent with Mastercard's pre-approval policy

- Reviewed PwC's qualifications, performance and independence and discussed PwC's independence with it

- Discussed the re-appointment of PwC, as well as the pros and cons of auditor rotation

**Internal Audit**

- Reviewed the structure, objectives, resourcing and performance of Mastercard's internal audit function, as well as the internal audit plan and the resulting findings and observations

**Internal Controls**

- Met with internal audit and PwC, both with and without management present, to discuss their evaluations of Mastercard's internal controls, including internal controls over financial reporting, and reported to the Board on the status of those controls

**Legal, Compliance and Risk**

- Regularly met with Mastercard's Chief Financial Officer, General Counsel, and General Auditor, and with PwC to discuss financial management and reporting, legal and regulatory, accounting, audit and internal control matters

- Regularly met with the Chief Compliance Officer to discuss the effectiveness of Mastercard's ethics and compliance program and regularly received related status reports

- Periodically met with Mastercard's Enterprise Risk Management team, other members of management, the General Auditor, the Chief Compliance Officer and individual business units and with PwC to assess Mastercard's guidelines and policies with respect to risk assessment and risk management, as well as to review current and emerging risks

- Met with the Chief Security Officer and Chief Data Officer to review and discuss information security, business continuity and data privacy matters and risks

## Oversight and Evaluation of Independent Registered Public Accounting Firm

As noted above, the Audit Committee assists the Board in its oversight of PwC's qualifications, performance and independence.  The committee recognizes the importance of maintaining the firm's independence, in both fact and appearance.  As part of its process to determine and ensure PwC's independence, the Audit Committee has received from PwC the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC that firm's independence from the company and management.  These discussions included reviewing and considering with PwC whether the provision of non-audit services provided by it to Mastercard during 2017 was compatible with its independence. The Audit Committee concurred with PwC's conclusion that it is independent from Mastercard and management.

The Audit Committee also is responsible for the appointment, compensation and retention of PwC, including an annual evaluation of PwC, periodic consideration of firm rotation and oversight of the selection of the firm's lead engagement partner.  As part of its responsibilities, the committee conducted its annual evaluation of PwC in deciding whether to re-engage PwC.

In addition to the firm's independence and integrity, the Audit Committee considered:

- PwC's competence and compliance with technical standards

- The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team

- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness, and communication and interaction with management

- PwC's efforts toward efficiency, including with respect to process improvements and fees

Based on this review, the Audit Committee has retained PwC and believes its continued retention is in the best interests of Mastercard and our stockholders.  PwC has served as Mastercard's independent registered public accounting firm since 1989.

## 2017 Audited Financial Statements and Internal Controls

Management is responsible for establishing effective internal controls over financial reporting and preparing Mastercard's consolidated financial statements.  PwC is responsible for:

- auditing and reporting on Mastercard's consolidated financial statements in accordance with the standards of the PCAOB

- expressing an integrated opinion as to whether Mastercard's financial statements conform in all material respects with GAAP and whether Mastercard's internal controls over financial reporting are effective as of December 31, 2017, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013)

The Audit Committee monitors and oversees the processes by which management and PwC fulfill their responsibilities.

In this context, the Audit Committee, among other things, has met and held discussions with management and PwC to review and discuss Mastercard's audited financial statements and management's assessment of its internal control over financial reporting and PwC's evaluation of such assessment, asked management and PwC questions relating to such matters, and discussed with PwC the matters required to be discussed under applicable PCAOB standards.  These meetings and discussions included a review of the quality of the accounting principles the company utilized, the reasonableness of significant accounting estimates and judgments, and the clarity of disclosures in Mastercard's consolidated financial statements.  As part of these discussions, management represented to the Audit Committee that Mastercard's consolidated financial statements were prepared in accordance with GAAP.

Based upon the Audit Committee's discussions with management and PwC, the Audit Committee's review of the representations of management and the report and required communications provided by PwC to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Mastercard's Annual Report on Form 10-K for the year ended December 31, 2017 for filing with the SEC.

**The Audit Committee**

Steven J. Freiberg, Chairman

Silvio Barzi

David R. Carlucci

Richard Haythornthwaite

Rima Qureshi

Jackson Tai

(April 2018)

# Stock Ownership Information

## Security Ownership of Certain Beneficial Owners

Below is information regarding the beneficial ownership of our voting securities by each person known to us to beneficially own more than 5% of any class of our voting securities as of April 25, 2018:

| Name and Address of Beneficial Owner | Shares of Class A Common Stock Beneficially Owned | Percent of Total Outstanding Class A Common Stock Beneficially Owned |
|---|---|---|
| **Mastercard Foundation** [1] **250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2L7** | 112,181,762 | 10.8% |
| **The Vanguard Group, Inc.** [2] **100 Vanguard Blvd. Malvern, PA 19355** | 66,847,249 | 6.4% |
| **BlackRock, Inc.** [3] **55 East 52nd Street New York, NY 10055** | 63,356,615 | 6.1% |

[1] Based on a Schedule 13G/A filed with the SEC on February 13, 2018, Mastercard Foundation has sole voting and dispositive power with respect to the shares of Class A common stock.

[2] Based on a Schedule 13G/A filed with the SEC on February 9, 2018, The Vanguard Group, Inc. has sole dispositive power with respect to 65,323,831 shares and sole voting power with respect to 1,335,531 shares of Class A common stock, shared dispositive power with respect to 1,523,418 shares of Class A common stock and shared voting power with respect to 219,691 shares of Class A common stock. Number of shares includes shares held by accounts of which Vanguard or one of its affiliates is the investment manager.

[3] Based on a Schedule 13G/A filed with the SEC on January 25, 2018, BlackRock, Inc. has sole dispositive power with respect to 63,356,615 shares and sole voting power with respect to 54,391,087 shares of Class A common stock.

## Security Ownership of Directors and Management

The following table shows, as of April 25, 2018, all shares of Class A common stock beneficially owned by each director, each named executive officer and all directors and executive officers as a group.  Such shares consist of:

- the number of shares of Class A common stock directly or indirectly owned

- any shares of Class A common stock that could have been acquired through the exercise of options to purchase shares of Class A common stock exercisable within 60 days of that date

- any other stock awards that would vest (or have restrictions removed) within 60 days of that date, including restricted stock units, DSUs and restricted stock

Unless otherwise indicated, each of the named individuals and each member of the group have sole voting power and sole investment power with respect to the shares beneficially owned.  The number of shares beneficially owned, as that term is defined by Rule 13d-3 under the Exchange Act, by all directors and executive officers as a group as of April 25, 2018 and each director and named executive officer individually is less than 1% of the outstanding shares of Class A common stock.  No director or executive officer beneficially owns, either directly or indirectly, any shares of Class B common stock.

| Name | Shares of Class A Common Stock Directly and Indirectly Owned | Shares of Class A Common Stock Obtainable within 60 Days | Total Shares of Class A Common Stock Beneficially Owned (shown in columns (a) and (b)) |
|---|---|---|---|
| | (a) | (b) [1] | (c) |
| **Richard Haythornthwaite** | 13,154 | 26,429 | 39,583 |
| **Ajay Banga** | 282,001 [2] | 1,489,700 | 1,771,701 [2] |
| **Silvio Barzi** | 10,370 | 7,529 | 17,899 |
| **David R. Carlucci** | 44,130 | 13,289 | 57,419 |
| **Richard K. Davis** | — | — | — |
| **Steven J. Freiberg** | 23,640 | 7,529 | 31,169 |
| **Julius Genachowski** | 6 [3] | 7,529 | 7,535 [3] |
| **Choon Phong Goh** | — | 265 | 265 |
| **Merit E. Janow** | — | 7,529 | 7,529 |
| **Nancy Karch** | 12,100 | 21,549 | 33,649 |
| **Oki Matsumoto** | — | 3,555 | 3,555 |
| **Rima Qureshi** | 8,463 | 7,529 | 15,992 |
| **José Octavio Reyes Lagunes** | 17,945 [4] | 10,719 | 28,664 [4] |
| **Jackson Tai** | 23,470 | 7,529 | 30,999 |
| **Ann Cairns** | 52,310 | 226,789 | 279,099 |
| **Gary J. Flood** [5] | 37,060 | 211,995 | 249,055 |
| **Martina Hund-Mejean** | 79,881 [3] | 345,302 | 425,183 [3] |
| **Craig Vosburg** | 24,733 [3] | 63,693 | 88,426 [3] |
| **All directors and executive officers as a group (21 persons)** | 684,682 [2,3,4,6] | 2,598,854 | 3,283,536 [1,2,3,4,6] |

[1] Includes shares of Class A common stock underlying stock options exercisable, restricted stock units vesting, deferred stock units receivable and restricted stock with restrictions removable within 60 days of April 27, 2018. For non-employee directors, also includes DSUs and restricted stock that will be settled or have restrictions removed, as applicable, within 60 days of termination of service as a director.

[2] Includes 63,036 shares held in a grantor retained annuity trust and 2,574 shares held in an irrevocable trust, for each of which Mr. Banga is the trustee. Mr. Banga has sole voting and investment power with respect to such shares.

[3] Fractional shares have been rounded up to the nearest whole share.

[4] Shares are held in a trust of which Mr. Reyes is the trustee. Mr. Reyes has sole voting and investment power with respect to such shares.

[5] Mr. Flood left Mastercard on December 31, 2017.

[6] Includes 2,000 shares held by the dependent children of an executive officer.

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than 10% of a registered class of our common stock, to file initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities with the SEC. Based solely on our review of the copies of such forms received by us and written representations from reporting persons that no other forms were required to be filed, we believe that all of our directors and officers and persons who beneficially own more than 10% of Class A common stock complied with all Section 16(a) filing requirements applicable to them with respect to events and transactions that occurred during 2017.

# About the Annual Meeting and Voting

## Why am I receiving these proxy materials?

You are receiving this proxy statement and additional proxy materials in connection with the Board's solicitation of proxies to be voted at the Annual Meeting or at any adjournment or postponement of it.

## How is Mastercard distributing proxy materials?

Under SEC rules, we are furnishing our proxy materials online.  On or about April 27, 2018, we expect to start mailing to our Class A stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials ("Notice"), which explains how to access the proxy materials online and to make the materials available on www.proxyvote.com.  If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail.  Instead, the Notice tells you how to access and review the proxy materials online.  The Notice also tells you how to submit your proxy via the Internet.  If you received a Notice by mail and would like to receive a printed copy of our proxy materials, follow the instructions in the Notice explaining how to request printed materials on a one-time or ongoing basis.  We encourage stockholders to take advantage of the availability of the proxy materials on the Internet as we believe electronic delivery will allow you to receive your materials faster and also will lower costs and reduce the environmental impact of our Annual Meeting by reducing the printing and mailing of full sets of materials.

Our proxy materials include this proxy statement and the Annual Report, which includes our 2017 Form 10-K.

Copies of the 2017 Form 10-K and our other periodic filings also are available in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Financials & SEC Filings."  The information included in our website is not incorporated herein by reference.

**A copy of the proxy materials, including our 2017 Annual Report (which includes our 2017 Form 10-K), will be furnished to you free of charge upon request to our Corporate Secretary or to our proxy solicitor at, respectively:**

|  | Mastercard Incorporated<br>Office of the Corporate Secretary<br>2000 Purchase Street<br>Purchase, NY 10577<br>Attention: Janet McGinness<br>corporate.secretary@mastercard.com<br>Telephone: (914) 249-2000 | or | Morrow Sodali LLC<br>470 West Avenue<br>Stamford, CT  06902<br>Telephone: (203) 658-9400 |
|---|---|---|---|

## Who is entitled to vote at the Annual Meeting?

We have two classes of stock outstanding: Class A common stock and Class B common stock.  Our publicly traded Class A common stock is our only class of voting stock.  Our Class A stockholders are the only stockholders entitled to notice of, and to vote on, proposals at the Annual Meeting or any adjournment or postponement of the meeting.  As of April 25, 2018, 1,030,651,965 shares of Class A common stock were outstanding.

Class A stockholders of record on the Record Date are entitled to vote their shares at the Annual Meeting or any adjournment or postponement of it.  Each share of Class A common stock is entitled to one vote per share on all matters on which stockholders are entitled to vote.  The Record Date is established by the Board as required by Delaware law and our by-laws.

Class B common stock is a non-voting class held only by certain of our customers and was distributed in connection with our IPO. Except as may be required by Delaware law, holders of Class B common stock have no voting power and may not vote on the proposals in this proxy statement. This structure ensures that our customers, who are restricted from holding shares of Class A common stock, do not have a vote at the Annual Meeting. Class B shares account for only 1.3% of our total outstanding equity as of April 25, 2018.

A list of stockholders of record as of the Record Date can be reviewed by any stockholder or their attorney or agent for purposes germane to the meeting during normal business hours 10 days prior to the Annual Meeting at the offices of Mastercard's Corporate Secretary at 2000 Purchase Street, Purchase, NY and at the Annual Meeting.

## What matters will be voted on at the Annual Meeting?

The following matters are scheduled for vote by Class A stockholders at the Annual Meeting:

| | |
|---|---|
| 1. | Election of 14 directors |
| 2. | Advisory approval of Mastercard's executive compensation |
| 3. | Ratification of the appointment of PwC as the independent registered public accounting firm for Mastercard for 2018 |
| | Action on any other business which may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting |

## What is the quorum requirement for the Annual Meeting?

The presence in person or by proxy at the Annual Meeting of the holders of a majority of the outstanding shares of Class A common stock entitled to vote as of the Record Date on any of the proposals to be voted upon at the Annual Meeting will constitute a quorum.

## What is the difference between holding shares as a registered stockholder and holding shares in street name?

If your shares of common stock are owned directly in your name with our transfer agent, EQ Shareowner Services, you are considered a registered holder of those shares.

If your shares of common stock are held by a broker, bank or other nominee, you hold those shares in street name. Your broker, bank or other nominee will vote your shares as you direct.

## If I hold shares in street name, does my broker need instructions to vote my shares?

Under the rules of the NYSE, if you hold shares of common stock in street name and do not give specific voting instructions to your broker, bank or other nominee, generally your nominee will have discretion to vote your shares on routine matters but will not have discretion to vote your shares on non-routine matters. When the broker, bank or other nominee is unable to vote on a proposal because the proposal is not routine and you do not provide any voting instructions, a broker non-vote occurs, and, as a result, your shares will not be voted on these proposals.

| On the following non-routine proposals, your broker, bank or other nominee will not be able to vote without instruction from you (resulting in a broker non-vote): | |
| --- | --- |
| • Proposal 1 | Election of directors |
| • Proposal 2 | Advisory approval of our executive compensation |
| On the following routine proposal, your broker, bank or other nominee may vote in its discretion without instruction from you: | |
| • Proposal 3 | Ratification of the appointment of PwC as our independent registered public accounting firm for 2018 |

## What are my voting choices for each matter, and how does the Board recommend I vote?

| Proposal | Voting Choices | Board Recommendation |
| --- | --- | --- |
| ✓ Election of the 14 nominees named in this proxy statement to serve as directors | With respect to each director nominee:<br>For<br>Against<br>Abstain | For election of all 14 director nominees |
| ✓ Advisory approval of Mastercard's executive compensation | For<br>Against<br>Abstain | For |
| ✓ Ratification of the appointment of PwC as our independent registered public accounting firm for 2018 | For<br>Against<br>Abstain | For |

## What vote is needed to elect directors?

Each nominee who receives a greater number of "for" votes than "against" votes will be elected to serve as a director. Abstentions by stockholders and broker non-votes are not treated as votes cast and will have no effect on the outcome of this proposal.

The election of nominees is subject to the Board's "majority voting" policy. Generally under this policy:

- New director nominees who fail to receive a majority of votes cast in an uncontested election will not be elected.

- To be renominated to serve on the Board, incumbent directors must provide an irrevocable resignation to the Board that is effective only when: (1) the director does not receive a majority of the votes cast in an uncontested election and (2) the Board accepts the proffered resignation. If an incumbent director does not receive a majority of the votes cast in an uncontested election, the Board then would evaluate and act on the proffered resignation within 90 days of the election, taking into account the recommendation of the NCG.

- Any vacancies resulting from the Board's acceptance of a contingent resignation, or from the failure of a new director nominee to receive a majority of the votes cast in an uncontested election, may be filled by the Board.

- Plurality voting (by which directors receiving the greatest number of votes cast are elected) applies in the case of any contested elections.

The Board has received a contingent resignation from each of the 14 director nominees included in this proxy statement.

## What vote is required for the other matters to be voted upon at the Annual Meeting to be adopted?

| Proposal | | Voting Requirements | Effect of Abstentions | Effect of Broker Non-votes |
|---|---|---|---|---|
| **2** | Advisory approval of Mastercard's executive compensation | A majority of votes cast by Class A stockholders must be "for" the proposal (to be approved on an advisory and non-binding basis) | No effect on outcome | No effect on outcome |
| **3** | Ratification of the appointment of PwC as our independent registered public accounting firm for 2018 | A majority of votes cast by Class A stockholders must be "for" the proposal (ratification not required by applicable laws) | No effect on outcome | Not applicable – brokers are permitted to vote on this matter without specific instruction from the beneficial owner |

## How do I vote my shares?

You can vote by calling the toll-free telephone number or by using the Internet as described in the instructions included on the Notice.  If you receive a paper copy of the proxy materials, you may also vote your shares by completing, signing, dating and returning your proxy card or voting instruction form.  Your vote will be cast in accordance with the instructions authorized by telephone or Internet or included on a properly signed and dated proxy card or voting instruction form, as applicable.  We must receive your vote, either by telephone, Internet, proxy card or voting instruction form, by 11:59 p.m. (Eastern time) on June 25, 2018 for your vote to be counted.  If you are a stockholder, you also can attend the Annual Meeting in person and vote or you can send a representative to the meeting with a signed proxy to vote on your behalf.  Be sure to read "What do I need to do if I would like to attend the Annual Meeting?" on pg 90 if you are considering coming to the Annual Meeting.

If you do not vote by telephone or Internet, return a signed proxy card or voting instruction form, or attend the meeting in person or by representative and vote, no vote will be cast on your behalf.  Each of the Notice, proxy card and voting instruction form indicates on its face the number of shares of common stock registered in your name at the close of business on the Record Date, which number corresponds to the number of votes you will be entitled to cast at the meeting on each proposal.  You can find further discussion of Class A common stock voting power in  "Who is entitled to vote at the Annual Meeting?" on pg 85.

You are urged to follow the instructions on your Notice, proxy card or voting instruction form to indicate how your vote is to be cast.

Under Section 212(c) of the Delaware General Corporation Law, stockholders may validly grant proxies over the Internet.  Your Internet vote authorizes the proxies designated by Mastercard to vote your shares in the same manner as if you had returned a proxy card or voting instruction form. In order to vote over the Internet, follow the instructions included on your Notice.

## What can I do if I change my mind after I vote my shares?

Any stockholder who authorizes its vote by telephone or by Internet or executes and returns a proxy card or voting instruction form may revoke the proxy by either:

- notifying in writing the Office of the Corporate Secretary of Mastercard Incorporated at 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness, by notice that is received no later than 11:59 p.m. (Eastern time) on June 25, 2018

- executing and returning a subsequent proxy that is received no later than 11:59 p.m. (Eastern time) on June 25, 2018

- subsequently authorizing the individuals designated by Mastercard to vote its interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on its Notice before the close of voting at 11:59 p.m. (Eastern time) on June 25, 2018; or

- appearing in person or by representative with a signed proxy and voting at the Annual Meeting.

Attending the Annual Meeting in person or by representative will not revoke a proxy. You can find more information on voting your shares in person at the Annual Meeting in "What do I need to do if I would like to attend the Annual Meeting?" on pg 90.

## How are my shares voted by the proxies designated by the company?

**Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received (and not revoked before they are voted) will be voted as specified in the above Board recommendations.** With respect to director nominations, should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person. If you specify a different choice on the proxy, your shares will be voted as specified by you.

## Who bears the cost of soliciting votes for the Annual Meeting?

We will bear the costs of the solicitation of proxies, including the cost of preparing, printing and mailing the Notice, this proxy statement and related proxy materials.  In addition to the solicitation of proxies by use of the mail, proxies may be solicited from stockholders by directors, officers, employees or agents of Mastercard in person or by telephone, facsimile or other appropriate means of communication.  We have engaged Morrow Sodali LLC to solicit proxies on our behalf.  The anticipated cost of Morrow Sodali LLC's services is estimated to be approximately $20,000 plus reimbursement of reasonable out-of-pocket expenses.  No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to our directors, officers or employees in connection with the solicitation.  Any questions or requests for assistance regarding this proxy statement and related proxy materials may be directed to:



Mastercard Incorporated
Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577
Attention: Janet McGinness
corporate.secretary@mastercard.com
Telephone: (914) 249-2000

or

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone:  (203) 658-9400)

## What is "householding"?

The SEC has adopted rules that allow a company to deliver a single Notice or set of proxy materials to an address shared by two or more of its stockholders.  This method of delivery, known as "householding," permits us to realize significant cost savings and reduces the amount of duplicate information stockholders receive.  We are sending only one Notice to stockholders sharing a single address (or, if requested, one set of proxy materials) to that address unless we have received contrary instructions from a stockholder at that address.  Any stockholders who object to, or wish to begin, householding may notify our Corporate Secretary orally or in writing at the above telephone number or address.  We will deliver promptly an individual copy of the Notice and, if requested, proxy materials to any stockholder who revokes consent to householding.

## Who counts the votes?

Morrow Sodali LLC will act as inspector of elections and certify the voting results.

## How do I find out the voting results?

We will announce preliminary voting results at the Annual Meeting.  We will disclose the final voting results in a Current Report on a Form 8-K to be filed with the SEC on or before July 2, 2018.  The Form 8-K will be available in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Financials & SEC Filings" and on the SEC's website at www.sec.gov.

## What do I need to do if I would like to attend the Annual Meeting?

If you attend the Annual Meeting, you will be asked to present photo identification, such as a driver's license, when you arrive.  If you hold your shares in street name, typically through a brokerage account, you also will need proof of ownership to be admitted to the meeting.  A recent brokerage statement or a letter from your broker or bank are examples of proof of ownership.  If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

Our Annual Meeting will be held at our corporate headquarters at 2000 Purchase Street, Purchase, NY. For directions, you may call our Investor Relations Department at (914) 249-4565.

## What if I have a disability?

Mastercard provides reasonable accommodations to individuals with disabilities who request them in order to participate in the Annual Meeting.  We ask that requests for assistance be made on or before June 15, 2018 (10 days before the Annual Meeting), if possible. Please direct your requests to the Office of the Corporate Secretary as follows:



By **email** to corporate.secretary@mastercard.com

By **calling** the Office of the Corporate Secretary at (914) 249-2000, or

By **mail** to Mastercard Incorporated, Office of the Corporate Secretary, 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness

# Important Information and Dates Related to the 2019 Annual Meeting

## Proposals for Inclusion in the Proxy Statement for the 2019 Annual Meeting

If a stockholder intends to submit a proposal for inclusion in our proxy statement for our 2019 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act ("Rule 14a-8"), the proposal must be received by the Corporate Secretary no later than December 28, 2018.

## Director Nominations for Inclusion in the Proxy Statement for the 2019 Annual Meeting (Proxy Access)

Our by-laws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding Class A common stock for at least three years, to submit director nominees for up to 20% of the Board for inclusion in our Proxy Statement if the stockholder(s) and the nominee(s) meet the requirements in our by-laws. Notice of director nominations submitted under these proxy access by-law provisions must be received no earlier than November 28, 2018 and no later than December 28, 2018 for inclusion in the 2019 proxy statement.

## Other Proposals or Director Nominations to Be Presented at the 2019 Annual Meeting

Our by-laws also provide for an advance notice procedure for director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement but that a stockholder instead wishes to present at an annual meeting. To be timely, a notice of director nominations or other matters a stockholder wishes to present at the 2019 Annual Meeting must be received by our Corporate Secretary between February 26, 2019 and March 28, 2019 and must comply with the additional requirements of our by-laws.

You can find more information about proxy access and our advance notice procedure for director nominations in our by-laws posted in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance" and "Corporate Documents" or information may be obtained from the Corporate Secretary.

# Other Matters

Management does not know of any business to be transacted at the Annual Meeting other than as indicated herein. **Should any such matter properly come before the Annual Meeting for a vote, the persons designated as proxies will vote thereon in accordance with their best judgment.**

You are urged to promptly vote your interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on your Notice or, if you received a paper copy of the proxy materials, by completing, signing, dating and returning your proxy card or voting form.

By Order of the Board of Directors

Janet McGinness
*Corporate Secretary*

Purchase, New York
April 27, 2018

<u>Appendix A</u>

# Non-GAAP Financial Measures and GAAP Reconciliations

## Non-GAAP Financial Information

In this proxy statement, we disclose non-GAAP financial measures for net income, diluted earnings per share and operating margin, excluding the impact of the following special items ("Special Items"):

- tax expense related to the 2017 U.S. tax reform (the "Tax Act Impact") in 2017

- charge relating to the deconsolidation of our Venezuelan subsidiaries (the "Venezuela Charge") in 2017

- provision related to a litigation settlement with Canadian merchants (the "Canadian Merchant Litigation Provision") in 2017

- provision for litigation settlements, related to separate litigations with merchants in the U.K. (collectively the "U.K. Merchant Litigation Provision") in 2016

Mastercard excluded these Special Items as management monitors significant changes in tax law, litigation judgments and settlements related to interchange and regulation and significant one-time items separately from ongoing operations and evaluates ongoing performance without these amounts. Management believes that the non-GAAP financial measures presented facilitate an understanding of Mastercard's operating performance and meaningful comparison of its results between periods.

Management also presents growth rates on a currency-neutral basis, which is a non-GAAP financial measure. Currency-neutral growth rates are calculated by remeasuring the prior period's results using the current period's exchange rates for both the translational and transactional impacts on our operating results. The impact of foreign currency translation represents the effect of translating operating results where the functional currency is different from our U.S. dollar reporting currency. The impact of the transactional foreign currency represents the effect of converting revenue and expenses occurring in a currency other than the functional currency. Management believes the presentation on certain currency-neutral growth rates provides relevant information.

Among other things, management uses non-GAAP financial measures to evaluate its ongoing operations in relation to historical results, for internal planning and forecasting purposes, and in the calculation of performance-based compensation. The presentation of non-GAAP financial measures should not be considered in isolation or as a substitute for Mastercard's related financial results prepared in accordance with GAAP. The following table reconciles the requisite non-GAAP financial measures to the most directly comparable GAAP financial measures.

# GAAP Reconciliations
($ in millions, except per share data)

| | Year Ended December 31, 2017 | | | |
| --- | --- | --- | --- | --- |
| | Net revenue | Operating margin | Net income | Diluted earnings per share |
| Reported - GAAP | $ 12,497 | 53.0% | $ 3,915 | $ 3.65 |
| Tax Act Impact | ** | ** | 873 | 0.81 |
| Venezuela Charge[1] | ** | 1.3% | 108 | 0.10 |
| Canadian Merchant Litigation Provision[2] | ** | 0.1% | 10 | 0.01 |
| Non-GAAP | $ 12,497 | 54.4% | $ 4,906 | $ 4.58 |

| | Year Ended December 31, 2016 | | | |
| --- | --- | --- | --- | --- |
| | Net revenue | Operating margin | Net income | Diluted earnings per share |
| Reported - GAAP | $ 10,776 | 53.5% | $ 4,059 | $ 3.69 |
| U.K. Merchant Litigation Provision[3] | ** | 1.0% | 85 | 0.08 |
| Non-GAAP | $ 10,776 | 54.5% | $ 4,144 | $ 3.77 |

| | Year Ended December 31, 2017 as compared to the Year Ended December 31, 2016 | | | |
| --- | --- | --- | --- | --- |
| | Increase/(Decrease) | | | |
| | Net revenue | Operating margin | Net income | Diluted earnings per share |
| Reported - GAAP | 16 % | (0.5) ppt | (4)% | (1)% |
| Tax Act Impact | ** | ** | 21 % | 22 % |
| Venezuela Charge[1] | ** | 1.3 ppt | 3 % | 3 % |
| Canadian Merchant Litigation Provision[2] | ** | 0.1 ppt | — % | — % |
| U.K. Merchant Litigation Provision[3] | ** | (1.1) ppt | (2)% | (3)% |
| Non-GAAP | 16 % | (0.1) ppt | 18 % | 21 % |
| Foreign currency[4] | (1)% | (0.1) ppt | (1)% | 1 % |
| Non-GAAP - currency-neutral | 15 % | (0.2) ppt | 17 % | 21 % |

Note: Figures may not sum due to rounding.

** Not meaningful

[1] Impact of the Venezuela Charge in 2017 of $167 million pretax.

[2] Impact of the Canadian Merchant Litigation Provision in 2017 of $15 million pretax.

[3] Impact of the U.K. Merchant Litigation Provision in 2016 of $117 million pretax.

[4] Represents the foreign currency translational and transactional impact.

Appendix B

# Article 8 Impacts on Worldwide Gross Dollar Volume

In 2016, our gross dollar volume ("GDV") was impacted by the EU Interchange Fee Regulation related to card payments which became effective in June 2016.  The regulation requires that we no longer collect fees on domestic European Economic Area payment transactions that do not use our network brand. Prior to that, we collected a de minimis assessment fee in a few countries, particularly France, on transactions with Mastercard co-badged cards if the brands of domestic networks (as opposed to Mastercard) were used. As a result, the non-Mastercard co-badged volume is no longer being included.

The following table reflects GDV growth rates for Worldwide Mastercard.  For comparability purposes, we adjusted growth rates for the impact of Article 8 of the EU Interchange Fee Regulation related to card payments, to exclude the prior period co-badged volume processed by other networks.

|  | Year Ended December 31, 2017 |
| --- | --- |
|  | Growth (Local) |
| GDV [1] |  |
| Worldwide as reported | 9% |
| Worldwide as adjusted for EU Regulation | 10% |

[1] Excludes volume generated by Maestro and Cirrus cards.



# Doing well as a company and doing good for society



**INCLUSIVE GROWTH** Creating a more inclusive world through our products, programs and partnerships

**INSPIRED WORKFORCE** Our industry expertise is enhanced by diverse insights from our global workforce, which is at the core of our diversity and inclusion strategy

**ETHICAL & RESPONSIBLE STANDARDS** Acting responsibly and with integrity guided by the highest standards of ethical behavior

**ENVIRONMENTAL STEWARDSHIP** Responsibly managing our environmental footprint and creating environmentally conscious solutions













